Exhibit 99.1

Manulife Financial

For your future

2009 Annual Report

ANNUAL MEETING – MAY 6, 2010

Strong
Reliable
Trustworthy
Forward Thinking

"Our customers could take comfort in knowing that, throughout the financial crisis, Manulife's operating life insurance subsidiaries continued to enjoy amongst the highest financial strength ratings in our industry."

MANULIFE FINANCIAL CORPORATION

This year we have updated Manulife’s

Vision Statement, consistent with the continuing expansion of our financial services, client solutions and ambitions for the future. Our values remain constant.

Our Vision

To be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

Our Values

Professionalism

Real value to customers

Integrity

Demonstrated financial strength

Employer of choice

Financial Strength

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisition and growth.

As at December 31, 2009, Manulife Financial had capital of C$33.2 billion, including C$27.4 billion of common shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ratings are among the strongest in the life insurance industry.

RATING AGENCY	RATING
Standard and Poor’s	AA+	(2nd of 21 ratings)
Moody’s	Aa3	(4th of 21 ratings)
FitchRatings	AA	(3rd of 21 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

Manulife Financial is…

…a leading international financial services company providing financial protection, wealth and asset management solutions for our clients’ most significant financial decisions. We operate in 22 countries and territories worldwide.

OUR PRODUCTS

For more than 120 years, our clients and their families have looked to Manulife for strong, reliable, trustworthy and forward- thinking solutions. Today, our international network of employees, agents and distribution partners offers individual and group life and health insurance, long-term care protection, pension and annuity solutions, mutual funds and banking products. We also provide asset management services to institutional customers worldwide and reinsurance solutions, specializing in life retrocession and property and casualty reinsurance.

Manulife currently ranks as North America’s largest life insurance company and one of the five largest in the world measured by market capitalization. We operate under the Manulife brand name in Canada and Asia and primarily through the John Hancock brand name in the United States.

FINANCIAL STRENGTH

Our key operating subsidiaries enjoy among the highest financial strength ratings in our industry as a result of our consistent focus on financial discipline, strong capital levels, risk management and operational excellence.

Manulife Financial Corporation trades as “MFC” on the TSX, NYSE and PSE and under ‘945’ on the SEHK. We are found on the internet at www.manulife.com.

1	Chair of the Board’s Message
2	CEO’s Message to Shareholders
6	Management’s Discussion and Analysis
70	Consolidated Financial Statements
80	Notes to Consolidated Financial Statements
154	Source of Earnings
156	Embedded Value
158	Principal Subsidiaries
160	Board of Directors
161	Corporate Officers
162	Office Listing
Shareholder Information

Chair of the Board's Message

TO MY FELLOW SHAREHOLDERS:

In this past year of continued global economic uncertainty, market volatility and low interest rates, Manulife Financial took difficult but decisive steps to address key challenges. While earnings increased from $517 million in 2008 to $1.4 billion in 2009, our levels of return were still not satisfactory. We remain dedicated to significantly improving shareholders' return on equity over time.

The Board of Directors had several areas of priority focus in 2009 including our senior leadership transition, actions to address key business challenges, risk management and changes to executive compensation programs.

CEO AND MANAGEMENT TRANSITIONS

In May 2009, Donald Guloien took over Company leadership, succeeding Dominic D'Alessandro as President and Chief Executive Officer. The well managed transition of responsibilities, which occurred in a challenging economic environment, enabled Donald Guloien and his experienced senior management team to immediately address key issues.

The Company was able to draw on its own deep pool of seasoned executives with John DesPrez assuming the new position of Chief Operating Officer, Warren Thomson's appointment as Chief Investment Officer and Jim Boyle's appointment as Senior Executive Vice President, U.S. Division. The Company was also delighted to attract an experienced leader from our industry in the U.S. in Michael Bell, who was appointed Chief Financial Officer in June.

DIVIDENDS, CAPITAL AND REDUCED RISK EXPOSURE

The Company examined and addressed appropriate capital ratios and equity risk exposures for the current environment in 2009. Manulife's capital planning requires the flexibility to respond to both risks and opportunities from a position of strength. After careful consideration, the Board made the difficult decision to retain more of Manulife's capital through a 50% reduction in our common shareholders' dividend and to further strengthen capital with a $2.5 billion common equity raise. The Board recognized the negative short-term impacts of these decisions but determined they were required to improve overall financial flexibility.

With a fortified capital base, management had the ability to opportunistically hedge, and thereby reduce, exposure to guaranteed variable annuity and segregated fund products at times more beneficial to shareholders. With business and product mix changes, equity market improvements and a strategically executed program of hedging, the net amount at risk (that is, the amount "in the money") decreased by 54 per cent from $25.3 billion at the end of 2008 to $11.6 billion at the end of 2009.

RISK MANAGEMENT

Risk management was another priority in 2009. Recognizing the ongoing volatility in capital markets and the changing risk environment, the Board increased, and intends to continue to increase, its focus on risk oversight. The Company's risk management practices and risk factors are set out in detail in this Annual Report.

Subsequent to the year end, the Board announced its decision to separate the audit and risk oversight functions of the Audit and Risk Management Committee of the Board by establishing a separately constituted Risk Committee of the Board. After devoting substantial time at the full Board level to risk and capital issues, as economic circumstances evolved in 2009, we concluded that separate committees will enable us to devote more time and detailed consideration to these and other issues going forward.

Two new Directors with strategic risk expertise, Linda B. Bammann and John R.V. Palmer, joined our Board this year. Linda Bammann added strong risk management expertise and first hand management experience from her roles in several large U.S. banks including JP Morgan Chase and Bank One. John Palmer brought deep experience as an audit partner and significant international regulatory and private sector experience including seven years as the Superintendent of Financial Institutions, Canada. He will chair the Risk Committee of the Board effective April 2010.

EXECUTIVE COMPENSATION AND "SAY ON PAY"

This year, we also focused on the implementation of changes to Manulife's executive compensation programs, as approved by the Board at the beginning of 2009. The Board has agreed to hold a non-binding "Say-On Pay" advisory vote by shareholders at our Annual Meeting in May 2010.

In developing the new compensation plan, the Board worked with senior management to recalibrate both our short and medium term executive compensation programs. The Board sought to focus performance on initiatives related to our top priorities as this would assist the Company to emerge with reduced exposure to both equity markets and interest rates as well as less volatile earnings.

By introducing a new balanced score card to measure overall performance, we moved away from a narrow focus on short-term financial measures to a broader range of metrics. These were consistent with our most important priorities of risk management, a strong capital base, building a better balanced product portfolio and improving returns for our shareholders. An innovation for medium-term compensation was the addition of a target Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio as a performance condition, alongside Return on Equity – two important and somewhat balancing measures.

Additionally, to ensure senior executives' incentives remained aligned with shareholders', we imposed thresholds limiting annual bonus payouts if the Company did not meet prescribed levels of earnings. All Manulife executives are required to have share ownership in the Company proportionate to their job grade and, on average, two thirds of compensation is at risk. For our most senior executives, the average amount of pay at risk is 85 per cent of total compensation, with almost 60 per cent deferred three to four years and subject to share price performance.

The details of our updated executive compensation programs are set out in the Manulife Financial Corporation Proxy Circular.

RECOGNITION

In addition to our gratitude, as expressed last year, to Dominic D'Alessandro who stepped down from the Board in May 2009, I want to thank Lino J. Celeste for his contribution as a Manulife Director since 1994. Lino Celeste will be retiring from the Manulife Board as of our May 6, 2010 Annual Meeting.

The Board recognizes Donald Guloien's decisive leadership, strong personal performance and open communications with the Board throughout 2009. His efforts, supported by the entire senior management team, have helped position our Company for success.

I also wish to acknowledge the deep engagement, wise deliberation and hard work of Manulife's Directors in the long-term interests of our shareholders.

Gail Cook-Bennett

GAIL COOK-BENNETT, Chair of the Board

2009 Annual Report	1

CEO's Message to Shareholders

I was honoured this past May to take over the helm as President and CEO of Manulife Financial which, for more than 120 years, has been one of the world's strongest and most reliable, trustworthy and forward-thinking financial services companies.

Manulife's business spans 22 countries and territories and is a great franchise as a result of the leadership and accomplishments of my predecessors. I am dedicated to continuing to build this franchise.

While 2009 proved to be another exceptional year of volatility and economic headwinds for the international financial services industry, at Manulife, we addressed those challenges head on and stood solidly behind our commitments to our clients and policyholders. We took important steps to strengthen our capital base, reduce our exposure to changes in equity markets and stabilize our earnings.

Manulife's 2009 net earnings of $1.4 billion increased from $517 million in 2008 and produced a return on shareholders' equity of 5.2 per cent. While this was an improvement over 2008, neither I nor our management team is satisfied with these levels of shareholder return. We are dedicated to significant improvements in earnings and return on shareholders' equity over time.

We also continued to deliver strong investment results in challenging markets – avoiding problems that significantly hurt many others.

The economic uncertainty of 2009 led customers worldwide to seek strong, reliable and trustworthy partners as they considered their insurance, protection, wealth and retirement needs. Manulife was well served in these circumstances by the diversification of our products, distribution and geographies, and our strong credit ratings. Sales remained solid across our business in 2009, with particularly strong growth in Asia, as we benefitted from our well positioned global franchises, strong brands, broad distribution and excellence in product innovation.

Our customers could take comfort in knowing that, throughout the financial crisis, Manulife's operating life insurance subsidiaries continued to enjoy amongst the highest financial strength ratings in our industry, as was recently reaffirmed by a number of ratings agencies at, or just following, the year end.

"Our capital planning in 2009 sought to provide Manulife with the flexibility to respond to both risks and opportunities from a position of strength."

STRONG CAPITAL AND REDUCED EQUITY EXPOSURE

Our capital planning in 2009 sought to provide Manulife with the flexibility to respond to both risks and opportunities from a position of strength. We ended the year with a strong capital position - our Minimum Continuing Capital and Surplus Requirements (MCCSR)

"Strengthening our capital base enables us to hedge opportunistically at times more beneficial to shareholders."

2	2009 Annual Report

ratio for The Manufacturers Life Insurance Company, our operating subsidiary, was 240 per cent at December 31. Over the past year we also strengthened reserves in keeping with prescribed Canadian actuarial policy, reflecting current interest rates and emerging patterns of policyholder behaviour. As a result, we now have a stronger base of reserves.

> "We are dedicated to significant improvements in earnings and return on shareholders' equity over time."

We also made important progress in 2009 and early 2010 in reducing our exposure to equity guarantees through hedging, product changes and the benefit of improved equity markets. Strengthening our capital base enables us to hedge opportunistically at times more beneficial to shareholders. With the higher equity markets and swap rates experienced in late 2009 and in early 2010, we were able to hedge a large amount of our in-force business and we will continue to hedge going forward.

Our equity exposure to variable annuity and segregated fund guarantees at year end was 35 per cent hedged or reinsured, up from 20 per cent at the end of 2008. Subsequent to year end, as at February 11, 2010, we hedged another $7.6 billion of guarantee value bringing the percentage hedged or reinsured up to approximately 42 per cent. With the aid of market improvements during the year, the net amount at risk (that is, the amount "in the money") decreased by 54 per cent from $25.3 billion to $11.6 billion at year end.

At year end we also completed the merger of our U.S. operating subsidiaries resulting in a more efficient capital structure, more stable capital ratios, a more diversified risk profile, and improved operating efficiencies.

OUR BUSINESSES

2009 was a positive year across Manulife's businesses. Strong growth and profitability in our Asian and Canadian Divisions were tempered by slower economic recovery in the United States and our conscious efforts to adjust our guaranteed products to reduce exposure to equity market volatility. We introduced several new products in 2009 and focused on maintaining and improving margins rather than market share.

Manulife's total funds under management increased by 22 per cent on a constant currency basis over the prior year, totaling some $440 billion at year end. Despite economic turmoil, premiums and deposits increased 1 per cent on a constant currency basis, excluding variable annuity products which were reduced consistent with our risk management initiatives. New business embedded value, excluding variable annuities and hedging, was down 5 per cent versus the prior year primarily reflecting product mix changes.

Our third party asset management business, MFC Global Investment Management, continued to grow at an impressive rate in 2009, despite the challenging economic environment. During the year it secured $9.5 billion in net sales and ended the year with funds under management of $110 billion.

ACQUISITIONS

As we expected, global economic circumstances helped to provide many opportunities for strategic growth. We took advantage, announcing three attractive acquisitions in 2009.

In Canada, we stepped up our market position in wealth management with the purchase of AIC's Canadian retail investment fund business. This added $4 billion to our Canadian mutual funds platform, an increase of approximately 40 per cent. We followed this up with our purchase of Pottruff & Smith travel insurance placing Manulife at a strong number two position in this market.

In November we announced our agreement to purchase 49 per cent of ABN AMRO TEDA Fund Management Co., Ltd. in China pending regulatory approvals. Our new Manulife TEDA partnership, with its experienced, award winning wealth management team, will provide us with a rare fast track opportunity to expand in China's fast growing wealth management market from an immediate sizable entry point. We also expect positive future synergies with our Manulife-Sinochem insurance joint venture, which is now licensed in 41 cities across China, and MFC Global Investment Management, which now has asset management companies in nine of ten of our operating territories in Asia.

2009 Annual Report	3

CEO's Message to Shareholders

LOOKING FORWARD

Looking forward, I remain very optimistic about Manulife's prospects and our ability to take advantage of the long term impacts of the financial crisis to grow our Company, organically and through acquisitions, for the benefit of our shareholders. Manulife's competitive advantages include our scale, very good asset quality, strong brands, diversified products and distribution, excellence in investment management and strong positioning in key growth markets.

As I set out in my remarks at our 2009 Annual Meeting and other forums, our strategy is to build upon these strengths. We will:

- Grow our businesses, with priority on the highest return products and geographies, and diversification of risk
- Focus our growth in business lines where there is optimal use of capital and potential for strong medium and long-term profitability
- Continue to reduce our equity exposure through changes to business mix, product design, pricing and hedging
- Balance between margins and market share – offering quality products to our customers but only at an appropriate risk adjusted return to shareholders
- Extend our product reach by leveraging existing skills, particularly in all elements of savings and investment management
- Capitalize on opportunities for acquisition and geographic expansion, leveraging our skills and competitive advantages
- Maintain strong capital levels to fund organic growth and pursue strategic opportunities

Manulife looks forward with confidence that we are well positioned to take advantage of ongoing industry consolidation and the ever-increasing global demand for highly reliable savings, investment and protection solutions.

In 2009, a senior management task force led by our Chief Operating Officer, John DesPrez, carried out a comprehensive strategic review of Manulife's operations and growth prospects for the future. The review identified short and medium term opportunities in Asia and for expanding our position in wealth and asset management, the global retirement solutions market, and for leveraging other capabilities across our business. We have put in place mechanisms to pursue these and other opportunities.

> "We are well positioned to take advantage of ongoing industry consolidation and the ever-increasing global demand for highly reliable savings, investment and protection solutions."

I also stated in my Annual Meeting remarks in May 2009, my expectation that global regulators may require higher levels of capital and this will favour stronger and more conservative companies. These changes stem from International Financial Reporting Standards (IFRS), Solvency II, Basel II or other initiatives. While it is too early to know how these developments will impact our industry, we continue to monitor them carefully.

ACKNOWLEDGEMENTS

I wish to acknowledge the tremendous support and wise guidance that management and I received from Manulife's Board of Directors, and especially our Chair, Gail Cook-Bennett, throughout 2009.

I could not be more proud of the dedicated professionalism and hard work of our senior executives in 2009. We continue to have one of the strongest management teams in the industry. I also want to thank our employees, our excellent distribution partners and indeed all of Manulife's policyholders and customers around the world.

Above all, I wish to thank our shareholders for their continued support and confidence in this challenging year.

As we look ahead to 2010, I remain highly optimistic about our future. I am grateful for the confidence and trust you continue to place in us as a strong, reliable, trustworthy and forward-thinking company. Manulife – For your future.

DONALD A. GULOIEN, President and Chief Executive Officer

4	2009 Annual Report

2009 Manulife Financial Corporation

Annual Report

6	Management’s Discussion and Analysis
	6	Financial Performance
	34	Risk Management
	53	Capital Management Framework
	56	Critical Accounting and Actuarial Policies
	65	Controls and Procedures
	65	Additional Disclosures
	66	Performance and non-GAAP Measures

70	Consolidated Financial Statements

80	Notes to the Consolidated Financial Statements

154	Source of Earnings

156	Embedded Value

158	Principal Subsidiaries

160	Board of Directors

161	Corporate Officers

162	Office Listing

Shareholder Information

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated adjusted earnings from operations referred to under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations”. The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to implement effective hedging strategies; the ability to maintain the Company’s reputation; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

2009 Annual Report	5

Management’s Discussion and Analysis

Financial Performance

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories world-wide. We provide financial protection and wealth management products and services, to individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities, mutual funds and banking products. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance and provide investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock”.

In this document, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Financial Highlights

As at and for the years ended December 31,

(Canadian $ in millions, unless otherwise stated)	2009	2008	2007
Net income attributed to shareholders	$1,402	$517	$4,302
Net income available to common shareholders	$1,338	$487	$4,272
Diluted earnings per share	$0.82	$0.32	$2.78
Return on common shareholders’ equity(1)	5.2%	2.0%	18.5%
Premiums and deposits(2)	$71,270	$75,750	$73,886
Funds under management(3)	$439,617	$404,507	$396,344
Total capital(4)	$33,194	$30,860	$27,282
(1)	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

(2)	Premium and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

(3)	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

(4)	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

Net Income

The Company’s net income attributed to shareholders for 2009 was $1,402 million, up from $517 million reported in 2008. In 2009, the favourable impact of the increase in equity markets and tax items outlined below were more than offset by the impact of lower interest rates, credit and downgrade charges, the decline in value of real estate, timber and agriculture holdings, and changes in actuarial methods and assumptions. These items netted to a charge of $1.5 billion.

Our net income exposure to equity markets consists of segregated fund and variable annuity guarantees, future fees assumed in variable universal life and equity-linked policy liabilities, as well as equity investments that support our non pass through insurance products and equities classified as available-for-sale (“AFS”) in the Corporate and Other segment. The Company is a provider of variable annuity and segregated funds in Canada, the United States, Japan and other parts of Asia. In 2009, the significant increase in equity markets resulted in non cash gains of $2,871 million related to the segregated fund and variable annuity guarantees and $359 million related to variable universal life policy liabilities, fee income and equities supporting our policy liabilities. These gains were partially offset by $257 million of other than temporary impairments (“OTTI”) and realized losses on equities classified as AFS in the Corporate and Other segment.

During 2009, interest rates on corporate bonds declined and spreads narrowed. As changes in interest rates impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows, we reported non cash charges of $2.2 billion.

Market conditions in 2009 also affected the fair value of real estate, timber and agriculture properties supporting our policyholder liabilities. The fair value declines relative to the growth assumptions in our actuarial liabilities resulted in charges of $625 million.

Charges for credit impairments on our fixed income portfolio were $256 million in 2009. In addition, changes in the credit quality of our investment portfolio are captured in the valuation of policy liabilities. The net downgrades on the fixed income portfolio resulted in a charge of $216 million.

Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in the risk profile of the business. During 2009, we recorded post tax charges of $1,286 million from the review of actuarial methods and assumptions. These charges included increases in policy liabilities related to changes in future morbidity assumptions and policyholder behaviour assumptions, partially offset by decreases in policy liabilities for changes in mortality, expenses and investment related assumptions. These items are expanded upon in the section below titled “Critical Accounting and Actuarial Policies”.

6	2009 Annual Report

During 2009 there were a number of tax related items that netted to a benefit of $125 million. The Company reported a tax gain of $208 million related to the Japan variable annuity business. There were also several smaller gains from the closure of uncertain tax positions, these totaled $157 million. The Company increased its tax related provisions on leveraged lease investments by $139 million and, as outlined in the fourth quarter results below, the Ontario tax law changes resulted in a one-time charge of $101 million. As tax rates vary by subsidiary, the overall effective tax rate is affected by the pre-tax income or loss incurred in each subsidiary. The tax rate is expanded upon in the income tax expense section below.

In 2008, net income was affected by the turbulent equity and credit markets. As a result of the steep decline of equity markets in 2008, the Company recorded charges of $3,748 million related to equity markets. Credit defaults and downgrades, primarily in the financial sector, resulted in net impairment charges of $486 million. Partially offsetting these items was the impact of the increase in corporate interest rates on trading activities and the valuation of policy liabilities, as well as the impact on actuarial liabilities of supporting the long duration portion of long-term obligations with additional non-fixed income investments. Changes in actuarial methods and assumptions resulted in income of $283 million. Tax related items netted to a gain of $21 million and included $54 million of tax benefit as a result of a successful appeal in the United States and a gain of $181 million from changes in the insurance tax formulas in Canada, partially offset by a charge of $214 million for tax related provisions on leveraged lease investments.

Summary Statements of Operations

For the years ended December 31,

(Canadian $ in millions, except per share amounts)	2009	2008	2007
Revenue
Premium income	$22,946	$23,252	$19,744
Investment income
Investment income	8,041	8,094	9,523
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,262	(3,796)	818
Other revenue	5,858	5,453	5,496
Total revenue	$40,107	$33,003	$35,581
Policy benefits	$30,081	$22,201	$20,211
General expenses	3,682	3,546	3,387
Investment expenses	947	943	983
Commissions	3,980	4,235	4,056
Interest expense	1,301	1,187	1,032
Premium taxes	284	280	248
Non-controlling interest in subsidiaries	(16)	34	58
Total policy benefits and expenses	$40,259	$32,426	$29,975
Income (loss) before income taxes	$(152)	$577	$5,606
Income tax recovery (expense)	1,572	(80)	(1,377)
Net income	$1,420	$497	$4,229
Net income (loss) attributed to participating policyholders	18	(20)	(73)
Net income attributed to shareholders	$1,402	$517	$4,302
Preferred share dividends	(64)	(30)	(30)
Net income available to common shareholders	$1,338	$487	$4,272
Diluted earnings per share	$0.82	$0.32	$2.78
Dividends per common share	$0.78	$1.00	$0.88

Earnings per Common Share and Return on Common Shareholders’ Equity(1)

Diluted earnings per common share for 2009 were $0.82, compared to $0.32 in 2008. The return on common shareholders’ equity for 2009 was 5.2 per cent, compared to two per cent for 2008. Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Premiums and Deposits(1)

Total premiums and deposits for 2009 were $71.3 billion compared to $75.8 billion for 2008. Of this amount $22.9 billion (2008 – $23.3 billion) appears on the Summary Statements of Operations, and the remainder related to off-balance sheet products such as segregated funds and mutual funds, as well as adjustments for reinsurance transactions and Administrative Services Only business.

Total insurance premiums and deposits amounted to $22.9 billion in 2009, compared to $20.1 billion for 2008. This 11 per cent increase on a constant currency basis, was driven by a US$910 million deposit received from our former joint venture partner when John Hancock Long-Term Care became the sole carrier of the U.S. Federal Long Term Care Insurance Program, as well as growth in the in-force business.

Deposits on wealth products excluding variable annuities were $37.1 billion in 2009, compared to $37.2 billion for the same period last year. This represents a decrease of five per cent on a constant currency basis, as increases from North American fixed product

(1)	Return on common shareholders’ equity and premiums and deposits are non-GAAP measures. See “Performance and Non-GAAP measures”.

2009 Annual Report	7

wealth businesses and our wealth management business in Taiwan and strong growth in the Canadian Group Savings and Retirement Solutions business were more than offset by declines in John Hancock Retirement Plan Services, John Hancock Mutual Funds and Institutional Advisory deposits.

Variable annuity premiums and deposits were $11.3 billion in 2009 compared to $18.5 billion for 2008, a decline of 44 per cent on a constant currency basis. Much of this decline is a result of the Company’s ongoing risk management initiatives across all geographies, and to a lesser extent the general economic conditions.

Premiums and Deposits

By major business line:

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Insurance	$22,898	$20,065	$18,551
Wealth excluding variable annuities	37,110	37,212	36,464
Variable annuities	11,262	18,473	18,871
Total premiums and deposits	$71,270	$75,750	$73,886

By type:

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
General fund premiums excluding variable annuities(1), (2)	$21,298	$20,342	$18,102
Segregated fund deposits excluding variable annuities(3)	19,470	18,642	19,998
Mutual fund deposits	8,733	9,473	9,368
Institutional advisory account deposits	4,492	5,798	4,448
Administration Services Only (“ASO”) premium equivalents	2,629	2,488	2,373
Group Benefits ceded(2)	2,760	–	–
Other fund deposits	626	534	726
Total premiums and deposits excluding variable annuities	$60,008	$57,277	$55,015
Variable annuities premiums and deposits(1), (3)	11,262	18,473	18,871
Total premiums and deposits	$71,270	$75,750	$73,886

(1)	Total general fund premiums were $22,946 million, of which $1,648 million relates to variable annuities.

(2)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the consolidated statement of operations. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as “Group Benefits ceded”.

(3)	Total segregated fund deposits were $29,084 million, of which $9,614 million relate to variable annuity deposits.

Investment Income

The Company classifies bond and stock securities that support policy liabilities under the fair value option, and those securities supporting the surplus segment as AFS. Loans are reported at amortized cost, real estate is reported on a move to market basis and other investments are generally held at amortized cost. Total investment income of $11.3 billion for 2009, was $7.0 billion higher than the $4.3 billion reported in 2008, primarily due to the year over year change in realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes.

Interest income of $8,178 million was $64 million higher than prior year. Dividend, rental and other income of $757 million was $157 million lower than prior year, primarily as a result of lower stock dividend distributions in all markets, a decline in real estate mark to market amortization due to lower appraisal values and lower oil and gas revenues. These declines were partly offset by favourable year over year currency movements.

Total credit related impairments in 2009 were $438 million (2008 – $697 million) of which $394 million (2008 – $517 million) was charged to the shareholders’ account and the remaining to the participating policyholders’ account. The after-tax credit charges outlined in the Net Income section also included charges for credit downgrades which are reported in the change in actuarial liabilities line of the consolidated statement of operations.

OTTI on AFS equities in the Corporate and Other segment in 2009 were $329 million (2008 – $306 million) and impairments on private equity investments were $146 million (2008 – $48 million).

The Company recognized $19 million of net gains on assets backing surplus (Corporate and Other segment), compared to $117 million in 2008. The 2009 net gains included gains of $22 million on AFS bonds and $83 million on AFS equities offset by losses of $29 million on AFS equities and $57 million on other assets.

The investment accounting results for assets supporting policy liabilities and consumer notes, were $3,262 million net unrealized and realized investment income in 2009 and $3,796 million investment loss in 2008. The 2009 amount included $1,731 million of gains

8	2009 Annual Report

related to the increase in equity markets and gains of $1,531 million primarily related to lower interest rates. The 2008 amount included $2,866 million related to the decline in equity markets and a loss of $930 million primarily related to the increase in interest rates. For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of the unrealized and realized gains and losses are largely offset by the change in actuarial liabilities. Gains or losses on equity investments that support our non pass through insurance products are reported in net income attributed to shareholders to the extent they differ from the policy liability assumptions. On an after-tax basis this was a gain of $184 million in 2009 (2008 – charge of $443 million). As discussed in the Net Income section above, changes in equity markets, interest rates and fair values of non-fixed income investments also impact the valuation of policy liabilities.

Investment Income

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Interest income	$8,178	$8,114	$8,202
Dividend, rental and other income	757	914	900
	$8,935	$9,028	$9,102
Credit (impairments) recoveries	(438)	(697)	31
OTTI on public and private equities	(475)	(354)	(73)
Realized gains on assets backing surplus	19	117	463
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,262	(3,796)	818
Total investment income	$11,303	$4,298	$10,341

Other Revenue

Other revenue was $5.9 billion for 2009, an increase of seven per cent from $5.5 billion earned in 2008. Included in this amount in 2009 was revenue of $306 million from an external reinsurance agreement entered into by Canadian Group Benefits. This increase and the impact of currency were partially offset by lower fee income in the wealth management businesses, which decreased due to lower average assets under management.

Policy Benefits

Policy benefits were $30.1 billion in 2009, up 35 per cent from $22.2 billion in 2008. Death, disability and other claims declined due to an external reinsurance agreement entered into by the Canadian Group Benefits business. Excluding this reinsurance agreement, claims grew by $0.6 billion year over year due to the growth in business. Maturity and surrender benefits decreased by 17 per cent from 2008 primarily due to lower scheduled maturities in John Hancock Fixed Products. Policyholder dividends and experience rating refunds declined by $100 million year over year but would have increased by $234 million were it not for the above reinsurance agreement.

Actuarial liabilities increased by $11.4 billion in 2009, while the 2008 increase was $0.8 billion. The three major components of the change in policy liabilities: new business, in-force and changes in methods and assumptions, are explained in the Policy Liabilities – Change in Policy Liabilities section.

Policy Benefits

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Death, disability and other claims	$5,029	$6,539	$6,104
Maturity and surrender benefits	7,247	8,767	8,111
Annuity payments	3,207	3,034	3,098
Policyholder dividends and experience rating refunds	1,418	1,518	1,556
Payments to policyholders	$16,901	$19,858	$18,869
Net transfers to segregated funds	1,789	1,563	952
Change in actuarial liabilities	11,391	780	390
Total policy benefits	$30,081	$22,201	$20,211

General Expenses

General expenses were $3.7 billion, up four per cent from $3.5 billion in 2008, mainly due to the higher average exchange rate for the U.S. dollar during 2009. Reductions due to cost containment measures were largely offset by higher variable compensation and expenses related to the reorganization of the Company’s U.S. subsidiary structure.

Investment Expenses

Investment expenses were $947 million, up slightly from $943 million in 2008. The increase was for the same reasons discussed under general expenses and partly offset by lower sub-advisory fees on a lower average level of segregated and mutual funds under management.

2009 Annual Report	9

Investment Expenses

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Related to invested assets	$397	$388	$376
Related to segregated, mutual and other funds(1)	550	555	607
Total investment expenses	$947	$943	$983

(1)	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

Commissions

Commissions were $3,980 million in 2009, down from $4,235 million in 2008. The decrease was driven by lower sales in our variable annuities business in the United States, Canada and Japan as well as lower insurance sales in the United States. Partly offsetting this was the impact of foreign currency rates.

Interest Expense

Interest expense was $1,301 million in 2009, up 10 per cent from $1,187 million in 2008. The increase was due to the net increase in debt financing over the course of the year, and tax deficiency interest on the changes in leveraged lease deduction assumptions.

Income Taxes

Income taxes were a recovery of $1,572 million in 2009 on a reported loss before income taxes of $152 million. The effective tax rate and income tax amount were affected by the tax rate and laws of the jurisdictions where the income was earned. On a pre-tax basis, equity market related gains and business earnings were more than offset by charges related to the impact of interest rates on policy liabilities, changes in actuarial methods and assumptions, credit and downgrade charges and lower appraisal values on real estate and timber and agriculture properties relative to policy liability assumptions. A large income tax recovery results from a significant portion of the gains being in low tax jurisdictions whereas the charges were largely in jurisdictions with higher tax rates.

The effective tax rate in 2008 was 13.9 per cent. Excluding the $54 million benefit as a result of a successful appeal in the United States, the rate in 2008 would have been 23.2 per cent.

Funds under Management(1)

Total funds under management as at December 31, 2009 were $439.6 billion, up from $404.5 billion at December 31 last year. The increase of $35.1 billion was a result of positive policyholder cash flows of $21 billion, investment income and market gains on assets under management of $63.2 billion and capital issuances of $4.3 billion ($2.5 billion of common shares, $0.8 billion of preferred shares and $1.0 billion of Innovative Tier 1 notes). We also issued $1.6 billion of medium term notes and repaid the $2.0 billion balance on our credit facility. The growth in funds under management also includes the acquisition of AIC Limited’s retail investment fund business which closed in September 2009 and added $3.8 billion to mutual fund assets under management. These increases were partially offset by the $55.4 billion negative impact of the strengthened Canadian dollar.

Funds under Management

As at December 31,

(Canadian $ in millions)	2009	2008	2007
General fund	$187,470	$187,501	$161,300
Segregated funds held by policyholders(1)	190,665	164,807	174,977
Mutual and other funds(1), (2)	61,482	52,199	60,067
Total funds under management	$439,617	$404,507	$396,344

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund.

(2)	Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Fourth Quarter Results

Financial Highlights

For the quarter ended December 31,

(Canadian $ in millions, except per share amounts)	2009	2008	2007
Net income (loss) attributed to shareholders	$868	$(1,870)	$1,144
Diluted earnings (loss) per share	$0.51	$(1.24)	$(0.75)
Return on common shareholders’ equity (annualized)	13.1%	(28.9)%	20.6%
Premiums and deposits	$16,535	$19,493	$17,954

(1)	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

10	2009 Annual Report

Net Income

The Company’s net income attributed to shareholders was $868 million for the fourth quarter of 2009, in contrast to a loss of $1,870 million for the fourth quarter of 2008. Earnings in the fourth quarter of 2009 reflected increases in equity markets and interest rates, partially offset by a decline in the market value of real estate holdings, model refinements to previously implemented changes in actuarial methods, one-time charges for changes in Ontario tax laws and the impact of a stronger Canadian dollar.

In the fourth quarter of 2009, North American equity markets increased by three to five per cent and the Japan TOPIX was down slightly. The overall positive equity market performance in the fourth quarter of 2009 generated non cash gains of $450 million related to our segregated fund guarantee business and $42 million related to capitalized variable universal life product fee income and gains on equities supporting policy liabilities. Partially offsetting these gains were $29 million of OTTI and realized losses on equities classified held as AFS in the Corporate and Other segment.

During the quarter, interest rates on corporate bonds increased but spreads narrowed, and resulted in fourth quarter net non cash gains of approximately $110 million. Changes in interest rates, including spreads, impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows.

Credit recoveries exceeded impairments in the fourth quarter, resulting in net recoveries of $4 million. In addition, private equity recoveries were a net $5 million.

Partially offsetting the above gains were declines, relative to our growth assumptions, in real estate, timber and agriculture property appraisals of $171 million and charges related to credit downgrades of $31 million which are reflected as increases in actuarial reserves.

Other experience gains of $65 million include the impact on the valuation of policy liabilities of our actual investing activities in the period. We invested in a higher proportion of fixed income investments than assumed in the valuation of our policy liabilities. The valuation methodology incorporated the returns on the new fixed income investments, but also updated the valuation assumptions to reflect a reduced proportion of non-fixed income investments in the future. The overall result was a gain related to fixed income investments partially offset by a charge related to assuming lower non-fixed income investments in the future.

A charge of $147 million was taken in the fourth quarter for model refinements to previously implemented changes in actuarial methods. The annual review of actuarial methods and assumptions was completed in the third quarter. No further significant assumptions were updated in the fourth quarter.

During the quarter, the Ontario government announced a reduction in corporate income taxes and harmonization with the federal sales tax, resulting in a charge to income of $101 million. The reduction in income tax rates resulted in a one-time charge to earnings of $30 million due to the Company’s net deferred tax asset position as well as the impact on the valuation of policy liabilities of $71 million. The harmonization with the federal sales tax resulted in a small reduction on yields assumed in the valuation of segregated fund liabilities. The overall effective income tax rate in the quarter was 14 per cent. Tax rates vary by subsidiary and therefore the overall effective tax rate will vary based on the amount of the pre-tax income or loss in each subsidiary.

In the fourth quarter of 2008, the Company reported a net loss attributed to shareholders of $1,870 million. It was during that period that global equity markets declined by more than 20 per cent and the Company incurred non cash charges on its segregated fund guarantees of $2,407 million, other equity related charges of $513 million and $158 million of OTTI charges and losses on the equity positions in the Corporate and Other segment. Credit impairments and downgrades amounted to $128 million. Partially offsetting these charges was income of $313 million related to changes in actuarial methods and assumptions. The Company also had two significant tax related items. Provisions on investments in leveraged leases were increased by $181 million and were offset by gains in Canada due to the impact on actuarial liabilities of expected changes in Canadian tax laws for insurance companies in connection with fair value accounting.

Normalized Earnings and Adjusted Earnings from Operations

In our second quarter report to shareholders in the section entitled “Normalized Earnings”, we provided forward-looking information for “normalized earnings”, which is a non-GAAP measure. In this and our third quarter shareholders’ report, we compared our estimate at June 30, 2009 of normalized earnings with the adjusted earnings from operations for the third and fourth quarters which exclude the items that we excluded in arriving at our estimate of normalized earnings at June 30, 2009. For clarity, in this and future reports, we will refer to estimated adjusted earnings from operations, which is a non-GAAP measure. However, we have calculated adjusted earnings from operations and estimated future adjusted earnings from operations in this report and the third quarter report on the same basis as we estimated normalized earnings in our second quarter report.

Comparison with Fourth Quarter Actual Adjusted Earnings from Operations

Our estimate of adjusted earnings from operations for the financial quarter ended December 31, 2009 excluded the following items, the net effect of which we are unable to reliably predict: equity related gains and losses (to the extent actual gains and losses are different from those assumed in our estimates as described in footnote (3) to the “Reconciliation with GAAP Measure” table below); other than realized gains on our AFS equity portfolio; interest and other investment related gains and losses; credit, OTTI and downgrades; policyholder experience gains and losses; tax related provisions on leveraged lease investments; other tax items such as the outcomes of tax appeals and changes in tax rates; and changes in actuarial methods and assumptions.

Our estimate of adjusted earnings from operations was between $750 million and $850 million for each of the remaining quarters of 2009 and 2010. As a result of a review of our calculation for estimating adjusted earnings from operations (a non-GAAP measure), we

2009 Annual Report	11

determined that there was an understatement of actual experience gains and a corresponding overstatement of expected profit on our in-force Japan variable annuities business. Accordingly, because experience gains are excluded from our definition of adjusted earnings from operations, we have revised our previously released estimate of adjusted earnings from operations for each quarter of 2010 and have also revised our previously reported adjusted earnings from operations for the third and fourth quarters of 2009. Based upon our methodology and assumptions, our estimate of adjusted earnings from operations for each quarter of 2010 is between $700 million and $800 million. Adjusted earnings from operations was $736 million for the third quarter ended September 30, 2009 and $719 million for the fourth quarter ended December 31, 2009 (previously reported as $803 million and $781 million, respectively). Our estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately ten per cent. The revision to the calculation had no impact on the Company’s previously reported GAAP consolidated financial statements, including earnings, cash flows, policy liabilities or capital levels.

Reconciliation with GAAP Measure

The following table reconciles adjusted earnings from operations to our reported net earnings for the fourth quarter:

(Canadian $ in millions)
Net income attributed to shareholders reported	$868
Items excluded from adjusted earnings from operations:
Experience gains (losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions(1)
Net credit recoveries of $6 million and credit downgrade charges of $31 million(2)	(25)
Private equity recoveries	12
Real estate, timber and agriculture properties – change in fair value relative to policy liability assumptions	(171)
Equity market appreciation, primarily related to segregated fund guarantee policy liabilities(3)	492
Impact of change in interest rates on the valuation of policy liabilities	110
Other(4)	65
Corporate and Other segment net impairment – OTTI and realized losses on AFS equities ($29 million), private equity impairments ($7 million) and credit impairments ($2 million)	(38)
Net policyholder experience losses	(7)
Model refinements to previously implemented changes in actuarial methods	(147)
Net impact of Ontario tax law changes, including impact on policy liabilities	(101)
Currency rates(5)	(41)
Total excluded items	$149
Adjusted earnings from operations	$719

(1)

As outlined in our accounting policies, policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(2)

The credit and downgrade loss in the liability segments excludes the impact on earnings of the expected policy liability assumptions. The expected amount shows up in the other market and investment related experience gains.

(3)

Adjusted earnings from operations excludes the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong. For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.

(4)

Other experience gains of $65 million include the impact on the valuation of policy liabilities of our actual investing activities in the period. We invested in a higher proportion of fixed income investments than assumed in the valuation of our policy liabilities. The valuation methodology incorporated the returns on the new fixed income investments, but also updated the valuation assumptions to reflect a reduced proportion of non-fixed income investments in the future. The overall result was a gain related to fixed income investments partially offset by a charge related to assuming lower non-fixed income investments in the future.

(5)

Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount. Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0466 as at December 31, 2009. The average daily exchange rate for the quarter was $1.0562. This decline has reduced reported net income by $46 million during the quarter.

Estimated Adjusted Earnings from Operations for 2010

Given the current economic conditions including the volatility of equity markets, interest rates, the impact of current economic conditions on credit and other factors, we are providing forward-looking information for financial periods for all quarters in 2010 for what we refer to as adjusted earnings from operations. We estimate adjusted earnings from operations to be between $700 million and $800 million per quarter for 2010 based on exchange rates in effect at June 30, 2009. As noted in the “Reconciliation with GAAP Measure” table above, in the fourth quarter the Canadian dollar strengthened compared to the June 30, 2009 assumption, the impact of which was to reduce net income attributed to shareholders by $41 million compared with adjusted earnings from operations. However we cannot reliably estimate what exchange rates will be in 2010 and have therefore continued to use exchange rates in effect at June 30, 2009 in providing our estimate of adjusted earnings from operations per quarter for 2010. If we had used the exchange rates in effect as at December 31, 2009, our estimate of adjusted earnings from operations per quarter for 2010 would have been between $650 and $750 million. Credit losses exceeded our long-term expectations and changes in the fair value of our non-fixed income assets trailed the investment assumptions for the policy liabilities. We cannot reliably predict the impact of credit or non-fixed income returns in 2010 and have therefore continued to use our long-term assumptions in the estimated adjusted earnings

12	2009 Annual Report

from operations for 2010. Estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately ten per cent.

The information in this section is forward-looking information and should be read in conjunction with the section entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss. Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote (3) to the “Reconciliation with GAAP Measure” table above, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions. As a result, it would exclude items such as: experience gains (losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions (the assumptions for equity investments are described in footnote (3) to the “Reconciliation with GAAP Measure” table above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes in tax rates; changes in accounting policies; and changes in actuarial methods and assumptions. It would, however, include gains, but not net losses or other impairments, realized on AFS assets. We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.

Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above. See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in this Management’s Discussion and Analysis and the “Risk Management” note to the consolidated financial statements in this report.

Earnings per Share and Return on Common Shareholders’ Equity

Fourth quarter earnings per common share on a fully diluted basis was $0.51 and was a loss per share of $1.24 for the fourth quarter in 2008. Return on common shareholders’ equity was 13.1 per cent for the three months ended December 31, 2009 (minus 28.9 per cent for the three months ended December 31, 2008).

Premiums and Deposits

Total insurance premiums and deposits amounted to $6.5 billion in the fourth quarter of 2009, compared to $5.6 billion for the same period last year, an increase of 28 per cent on a constant currency basis. The increase was driven by a US$910 million deposit received from our former joint venture partner when John Hancock Long-Term Care became the sole carrier of the U.S. Federal Long Term Care Insurance Program, as well as growth in the in-force business.

Premiums and deposits on wealth products excluding variable annuities were $8.1 billion in the fourth quarter of 2009, compared to $9.0 billion for the same period last year. As a result of currency rate changes, this decrease expressed in Canadian dollars is an increase of one per cent on a constant currency basis. Increases in deposits in John Hancock Retirement Plan Services, John Hancock Mutual Funds and Individual Wealth Management including mutual fund sales in Canada were largely offset by lower new institutional advisory deposits and lower sales in John Hancock Fixed Products.

Variable annuity premiums and deposits were $1.9 billion in the fourth quarter of 2009, compared to $4.9 billion in 2008, a decline of 59 per cent on a constant currency basis.

2009 Annual Report	13

Performance by Division

U.S. Insurance

Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. John Hancock Life (“Life”) focuses on high net worth and emerging affluent markets by providing estate and business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. John Hancock Long-Term Care (“LTC”) offers a broad portfolio of individual and group products designed for the middle income to affluent markets, as well as small and large employers. Our long-term care products cover the cost of long-term care services received at home, in the community or in long-term care facilities, in addition to providing care advisory services and provider discounts. We distribute our life and long-term care insurance products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a national network of independent career agencies comprised of nearly 1,900 financial representatives across the U.S., offering insurance and wealth management solutions to individuals, families and businesses.

In 2009, U.S. Insurance contributed 13 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 15 per cent of the Company’s funds under management.

Financial Performance

U.S. Insurance reported a net loss attributed to shareholders of US$1,273 million for 2009, compared with net income of US$757 million in 2008. Included in the 2009 amount are net experience losses of US$1,483 million (2008 – gains of US$258 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The decrease in income, excluding these items, was US$289 million primarily due to higher new business strain, adverse lapse and less favourable claims experience in Life as well as unfavourable claims experience in LTC. On a Canadian dollar basis the net loss attributable to shareholders for 2009 was $1,441 million compared with net income of $779 million in 2008.

Summary Statements of Operations

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$6,640	$5,751	$5,279	$5,854	$5,383	$4,942
Investment income
Investment income	3,066	2,886	2,884	2,686	2,707	2,691
Realized and unrealized gains (losses) on assets supporting policy liabilities	(245)	933	413	(117)	594	462
Other revenue	649	621	627	570	583	585
Total revenue	$10,110	$10,191	$9,203	$8,993	$9,267	$8,680
Policyholder benefits	$10,137	$6,829	$5,886	$9,021	$6,066	$5,565
General expenses	657	592	615	578	558	575
Investment expenses	150	136	133	133	126	125
Commissions	1,245	1,288	1,253	1,099	1,212	1,183
Other	166	160	140	145	150	131
Total policy benefits and expenses	$12,355	$9,005	$8,027	$10,976	$8,112	$7,579
Income (loss) before income taxes	$(2,245)	$1,186	$1,176	$(1,983)	$1,155	$1,101
Income tax recovery (expense)	804	(407)	(395)	710	(398)	(369)
Net income (loss) attributed to shareholders	$(1,441)	$779	$781	$(1,273)	$757	$732

Premiums and Deposits

Premiums and deposits for the year were US$7.9 billion, US$1.2 billion or 18 per cent higher than 2008 primarily due to a US$910 million segregated fund deposit received as a result of LTC becoming, effective October 1, 2009, the sole carrier of the Federal Long Term Care Insurance Program. Previously only half of the plan was administered by LTC. Excluding this transfer, premiums and deposits increased five per cent primarily due to in-force premium growth in LTC and higher universal life premiums partially offset by lower variable universal life deposits.

Premiums and Deposits

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Premium income	$6,640	$5,751	$5,279	$5,854	$5,383	$4,942
Segregated fund deposits	2,269	1,398	1,259	2,060	1,303	1,177
Total premiums and deposits	$8,909	$7,149	$6,538	$7,914	$6,686	$6,119

14	2009 Annual Report

Funds under Management

Funds under management as at December 31, 2009 were US$63.6 billion, up 11 per cent from December 31, 2008 due to business growth, an increase in the market value of segregated fund net assets and the above-noted transfer of assets related to the Federal Long Term Care Insurance Program.

Funds under Management

As at December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
General fund	$55,119	$59,967	$45,064	$52,665	$48,969	$45,605
Segregated funds	11,431	10,342	11,387	10,922	8,445	11,525
Total funds under management	$66,550	$70,309	$56,451	$63,587	$57,414	$57,130

Moving Forward

In 2010, U.S. Insurance will seek to continue to build on its strengths in product innovation, brand, leading distribution and financial discipline, to position our businesses for a rebound in the economy.

Life will continue to focus on product innovation, launching our new LifeCare product – a combined life insurance and long-term care solution with a streamlined application and policy issue process making it easy for coverage to be sold and placed. Life will also focus on improving our service with enhancements to our new business process including tele-underwriting, electronic signature, and working with distribution partners to offer straight through processing of application information to our new business and administration systems, making the process of selling and issuing life insurance easier and faster. Finally, Life will focus on increasing margins with the repricing of certain products to reflect the current economic environment.

LTC will focus on expanding and strengthening distribution in all the markets LTC serves. This includes the competitive multi-life market, where we see strong growth potential for long-term care insurance, particularly among small to mid-sized businesses. LTC will also actively use technology to develop new solutions to create greater efficiencies in the selling and servicing aspects of our business and will continue to develop innovative products to meet the needs of many distribution channels and end customers. Recent long-term care morbidity experience in the United States has been unfavourable relative to expected levels. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

JHFN will focus on continuing to leverage its new business model to attract and retain seasoned financial representatives. JHFN will increase the number of experienced, highly productive financial representatives by continuing to promote its unique business model. JHFN will also focus on further enhancing its operational platforms and processes for protection and wealth management products, thereby further positioning itself for growth and enabling its representatives to be more efficient.

2009 Annual Report	15

U.S. Wealth Management

U.S. Wealth Management offers a broad range of personal and family oriented wealth management products and services focused on individuals and business markets, as well as institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has three core business lines:

■

John Hancock Wealth Asset Management (“Wealth Asset Management”) which consists of John Hancock Retirement Plan Services (“Retirement Plan Services”) and John Hancock Mutual Funds (“Mutual Funds”) operations. Retirement Plan Services provides 401(k) plans to small and medium-sized businesses. Mutual Funds offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

■	John Hancock Variable Annuities (“Variable Annuities”) offers variable annuity products sold mainly to middle and upper-income individuals.

■

John Hancock Fixed Products (“Fixed Products”) provides fixed deferred annuities and fixed guaranteed income payout annuities to individuals, as well as a variety of spread-based products and fee-based products to institutional clients.

In 2009, U.S. Wealth Management contributed 43 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 40 per cent of the Company’s funds under management.

Financial Performance

U.S. Wealth Management reported net income attributed to shareholders of US$2,000 million for 2009 compared with a net loss of US$694 million a year earlier. Included in the full year 2009 amount are net experience gains of US$1,339 million (2008 – losses of US$1,513 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The decrease in earnings excluding these items was US$158 million primarily due to reduced fee income from lower average assets under management, lower permanent tax differences and the costs associated with hedging virtually all of 2009 new business and a portion of the prior years’ in-force variable annuity business. The decrease was partially offset by higher expected release of variable annuity segregated fund guarantee reserves as a result of higher average policy liabilities and more favourable Fixed Products new business margins and mix. On a Canadian dollar basis, net income attributed to shareholders for 2009 was $2,186 million compared with a net loss of $921 million reported a year earlier.

Summary Statements of Operations

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$5,866	$6,264	$4,285	$5,059	$5,791	$4,046
Investment income
Investment income	2,044	2,089	2,422	1,793	1,963	2,258
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	687	(851)	62	606	(835)	71
Other revenue	2,580	2,545	2,733	2,277	2,405	2,552
Total revenue	$11,177	$10,047	$9,502	$9,735	$9,324	$8,927
Policyholder benefits	$5,626	$9,256	$5,331	$4,738	$8,314	$5,037
General expenses	755	781	794	661	734	740
Investment expenses	451	453	503	396	427	471
Commissions	994	1,110	1,154	868	1,043	1,080
Other	175	99	166	154	94	157
Total policy benefits and expenses	$8,001	$11,699	$7,948	$6,817	$10,612	$7,485
Income (loss) before income taxes	$3,176	$(1,652)	$1,554	$2,918	$(1,288)	$1,442
Income tax recovery (expense)	(990)	731	(422)	(918)	594	(388)
Net income (loss) attributed to shareholders	$2,186	$(921)	$1,132	$2,000	$(694)	$1,054

Premiums and Deposits

Premiums and deposits, excluding variable annuities, were US$21.4 billion, down US$2.5 billion from US$23.9 billion reported in 2008 as equity market volatility and the economic downturn reduced premiums and deposits in Wealth Asset Management, partially offset by an increase in Fixed Products sales. Premiums and deposits of variable annuities were US$5.3 billion, down significantly from US$9.5 billion in 2008 as a result of ongoing risk management initiatives and, to a lesser extent, general economic conditions.

General fund premiums, primarily from annuity sales in Fixed Products and from fixed rate investment product options in Variable Annuities and Wealth Asset Management, represented 19 per cent of total premiums and deposits in 2009 and were 13 per cent lower than last year. This decline was primarily due to the decreased utilization of Variable Annuities’ Dollar Cost Averaging program, partially offset by higher sales in Fixed Products.

16	2009 Annual Report

Segregated fund deposits represented 57 per cent of total premiums and deposits in 2009. Wealth Asset Management segregated fund deposits of US$11.0 billion decreased by nine per cent due to the impact of equity market volatility and the economic downturn. Variable Annuities segregated fund deposits of US$3.9 billion declined by 42 per cent.

Mutual fund deposits represented 22 per cent of total premiums and deposits in 2009. Mutual fund deposits of US$6.0 billion were 26 per cent lower than the prior year as a result of the equity market volatility and the economic downturn.

Premiums and Deposits

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Premium income	$4,217	$3,354	$4,285	$3,680	$3,089	$4,046
Segregated fund deposits excluding variable annuities	12,703	13,020	11,347	11,156	12,250	10,475
Mutual fund deposits	6,755	8,426	7,472	5,983	8,040	6,958
Other fund deposits	626	534	726	553	502	669
Premiums and deposits excluding variable annuities	$24,301	$25,334	$23,830	$21,372	$23,881	$22,148
Variable annuities premiums and deposits	6,211	10,078	11,484	5,298	9,465	10,758
Total premiums and deposits	$30,512	$35,412	$35,314	$26,670	$33,346	$32,906

Funds under Management

Funds under management were US$169.5 billion, up 27 per cent from US$133.9 billion as at December 31, 2008. The increase was driven by a combination of strong net policyholder cash flows and investment returns, partially offset by US$2.5 billion of scheduled maturities in Fixed Products over the last twelve months.

Funds under Management

As at December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
General fund	$35,482	$39,581	$35,823	$33,903	$32,322	$36,254
Segregated funds	113,440	99,133	108,878	108,389	80,952	110,189
Mutual funds	25,044	21,943	27,585	23,929	17,919	27,917
Other funds	3,477	3,279	3,713	3,322	2,677	3,759
Total funds under management	$177,443	$163,936	$175,999	$169,543	$133,870	$178,119

Moving Forward

U.S. Wealth Management will seek to continue to grow its market share by capitalizing on our strong brand name, expanded distribution, our strengths in product innovation and our service excellence, while maintaining strong financial discipline in the products we offer.

Retirement Plan Services will seek to capitalize on our expanded distribution capacity through new partnerships with Edward Jones, Morgan Stanley and Ameriprise Financial, while continuing to focus on expansion into the mid-market, leveraging our product strengths, distribution footprint, brand and the flight to a high quality financial services firm.

Mutual Funds will seek to expand its institutional sales group to support growth of the Registered Investment Advisor channel and also better position the funds to get onto recommended lists, into model portfolios and onto platforms at key broker dealers. Mutual Funds will also focus on continued growth in product depth and breadth through new fund adoptions, acquisitions or expansion of existing relationships to enable us to grow market share and introduce innovative products allowing stronger diversity across more funds and asset categories.

Our annuity product lines will continue to bring innovative retirement income and protection solutions to the retirement market through new product designs, such as Annuity Notes and Essential Income, which provide prudently positioned high quality retirement solutions that maintain a sustainable income for our clients’ retirement years.

U.S. Wealth Management will enhance our support for distribution partners, leveraging technology, communications and marketing support to deliver new sales tools and service information through our enhanced advisor web site. We will also continue to capitalize on our outstanding service capabilities to retain customers, while accessing new business from existing advisors.

2009 Annual Report	17

Canadian Division

Our Canadian Division is one of the leading insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual life and living benefits insurance products are aimed at middle and upper-income individuals and business owners. Group life, health, disability and retirement products and services are marketed to Canadian employers. We also market life, health and specialty products to members of affinity organizations, such as professional associations, and to the customers of financial institutions. Our individual wealth management product offerings include segregated funds, mutual funds, fixed annuities, guaranteed investment certificates and high interest savings accounts. In addition, we offer a variety of lending products including mortgages and leverage loans.

In 2009, Canadian Division contributed 24 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 23 per cent of the Company’s funds under management.

Financial Performance

Canadian Division’s net income attributed to shareholders for 2009 was $745 million compared to $656 million in 2008. Net income in 2009 included experience net losses of $327 million (2008 – $549 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Both years included gains as a result of changes in tax laws. Changes enacted to Ontario corporate tax rates, net of the projected impact on segregated fund guarantees of the harmonization of provincial sales tax with the federal goods and service tax in certain provinces, increased earnings by $30 million in 2009. In 2008, net income included a $181 million gain from the recognition of the impact to policy liabilities of changes in the tax law for Canadian insurance companies in respect of fair value accounting.

Excluding these items, net income attributed to shareholders increased by $18 million. Strong business growth was dampened by adverse lapse experience in Individual Insurance and the cost of hedging equity exposures on new and a portion of the in-force variable annuity guarantees. Also included in income were one-time gains related to the recapture of reinsurance agreements in accordance with treaty provisions. The Division had a net tax recovery for the year, as a portion of the experience gains, as described above, was subject to lower tax rates than were the experience losses.

Net income attributed to participating policyholders was $28 million, as compared to a loss of $5 million in 2008. The increase was driven by the impact of changes in actuarial assumptions primarily related to mortality, taxes and policyholder behaviour.

Summary Statement of Operations

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Revenue
Premium income(1)	$5,292	$6,765	$6,208
Investment income
Investment income	2,627	2,908	2,803
Realized and unrealized gains (losses) on assets supporting policy liabilities	1,617	(2,364)	(210)
Other revenue(1)	1,448	1,116	1,044
Total revenue	$10,984	$8,425	$9,845
Policyholder benefits(1)	$8,131	$4,344	$5,645
General expenses	1,001	1,030	976
Investment expenses	272	269	268
Commissions	1,069	1,127	1,000
Other	408	537	513
Total policy benefits and expenses	$10,881	$7,307	$8,402
Income before income taxes	$103	$1,118	$1,443
Income tax recovery (expense)	670	(467)	(330)
Net income	$773	$651	$1,113
Less net income (loss) attributed to participating policyholders	28	(5)	3
Net income attributed to shareholders	$745	$656	$1,110

(1)	At the end of the first quarter of 2009, Group Benefits entered into an external reinsurance agreement the impact of which has been reflected in premiums, other revenue and policyholder benefits.

18	2009 Annual Report

Premiums and Deposits

Premiums and deposits, excluding variable annuities, for the year ended December 31, 2009 were $13.6 billion, up 16 per cent from $11.7 billion reported in 2008. The rise was driven by record sales of retail fixed products reflecting consumers’ investment conservatism and Manulife’s competitive positioning and a 32 per cent increase in Group Savings and Retirement Solutions driven by strong sales, the second highest annual sales on record and increases in recurring deposit activity from a growing block of in-force participants. Good growth in Group Benefits also contributed to the year over year increase. Premiums and deposits for variable annuity products were $3.3 billion, down $1.3 billion from $4.6 billion reported in 2008.

Premiums and Deposits

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Premiums	$5,292	$6,765	$6,208
Segregated fund deposits excluding variable annuities	2,421	1,973	3,046
Mutual fund deposits	508	515	558
ASO premium equivalents	2,629	2,488	2,373
Group Benefits ceded(1)	2,760	–	–
Premiums and deposits excluding variable annuities	$13,610	$11,741	$12,185
Variable annuities premiums and deposits	3,307	4,638	3,936
Total premiums and deposits	$16,917	$16,379	$16,121

(1)

At the end of the first quarter of 2009, Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as “Group Benefits ceded”.

Funds under Management

Funds under management grew by 25 per cent, or $20.4 billion, to $102.7 billion as at December 31, 2009. Strong sales of fixed rate products and positive net sales of segregated funds, combined with the favourable impact of market appreciation, were key contributors to the year over year increase. Continued growth in Manulife One drove a 21 per cent rise in Manulife Bank invested assets. In addition, the purchase of the retail investment fund business of AIC Limited in September 2009 added $3.8 billion to mutual fund assets under management at acquisition.

Funds under Management

As at December 31,

(Canadian $ in millions)	2009	2008	2007
General fund	$59,898	$52,314	$51,474
Segregated funds	36,258	27,628	31,391
Mutual and other funds	6,508	2,320	3,286
Total funds under management	$102,664	$82,262	$86,151

Moving Forward

Our vision is to be the premier insurance based financial services organization in Canada with a reputation for innovative products, excellent service, and professional value-added advice. Our focus on distribution excellence, product leadership, cross-business unit collaboration and providing service value to our customers, in combination with the strength of the Manulife brand, has made us a market leader in many of our businesses. The Canadian market is mature and market share in traditional products is concentrated in a small number of companies. In order to maintain and grow our leading industry position, we operate in a wide range of product and consumer markets, rather than through a more selective niche-based approach.

While the recession dampened growth in 2009 in select areas, our diverse and innovative portfolio of products, services, and distribution methods, has allowed us to capitalize on market opportunities, continuing to grow our business despite the challenging economic environment. The competitive positioning of our fixed rate retail wealth products drove record annual sales in this product segment and our group benefits and retirement savings businesses also had very strong sales growth, both with the second highest yearly sales on record. We completed two strategic acquisitions in the second half of the year. The acquisition of AIC Limited’s Canadian retail investment fund business (“AIC”) added approximately $3.8 billion of assets under management, increasing the Canadian Division’s mutual fund platform by approximately 40 per cent. This added significant scale, bolstering our presence in the Canadian retail investment fund market, a key target market for the Canadian Division. In addition, the acquisition of Pottruff & Smith Travel Insurance Brokers Inc., one of the largest travel insurance brokers and third-party administrators in Canada, solidified Manulife’s position as one of Canada’s largest providers of travel insurance services, strengthening our platform for long-term growth as a travel insurer.

Distribution capabilities are a critical success factor in all of our businesses. Our distribution success in individual products is built on a diversified, multi-channel independent distribution platform. In 2009, the AIC acquisition not only increased our mutual fund presence, but helped to further solidify relationships with advisors whose clients were invested in these funds. We will continue to expand and enhance our distribution relationships and to attract advisors. The group businesses will continue to focus on increasing points of distribution, adding capacity in under-penetrated channels and markets, as well as expanding on some of our strong retail distribution relationships.

2009 Annual Report	19

Contributing to our distribution success is our commitment to provide advisors with competitive products and services to meet customers’ diverse needs. Over the next ten years, as the Canadian baby boomer generation moves through their pre-retirement and estate planning years into retirement, their focus will shift from wealth accumulation to wealth preservation. At the same time, governments and employers are looking for ways to reduce the cost of benefits and pensions. This creates opportunities for products and services focused on growth and safety of investments; inter-generational wealth transfer; and managing health care costs. We will continue to focus on this target market, enhancing our life, living benefits, banking and savings products to meet the evolving needs of an aging Canadian population. We will also continue to invest in the industry-leading professional value-added services provided by our tax and estate planning teams, as well as channel and product wholesalers who market our product and sales solutions to advisors. Group Benefits will maintain its strong presence in the mature Canadian marketplace, developing new products and services in response to the changing legislative and demographic landscape. Group Savings and Retirement Solutions will seek to expand its share in the mid to large case market by creating innovative, value-added solutions to assist plan members in accumulating retirement assets and planning for their retirement income.

Service quality is key in all our businesses, supporting both sales growth and customer retention. Our technology and infrastructure initiatives continue to be concentrated on improving the customer experience by supporting new product development and improving service, while driving productivity gains and expense efficiencies. We continue to closely monitor customer and advisor feedback of our service quality in order to proactively improve their service experience. Our Retail Service Program, a co-operative effort across our business units, continues to create a consistent high quality service experience for advisors and customers, making us “easy to do business with” by leveraging technology and resources and developing common processes, forms and standards.

Consistent with the theme of improving service and controlling expenses, we continue to rationalize legacy administration systems and implement new technology solutions across our businesses. Examples in progress include enhancing our infrastructure and capacity in high growth businesses such as Manulife Bank and Affinity Markets; and new business technology enhancements to streamline underwriting and issue processes.

20	2009 Annual Report

Asia and Japan Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines and expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. We provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds. We distribute our products through a multi-channel network, including exclusive agents, independent agents, banks, financial advisors and other alternative channels.

In 2009, Asia and Japan Division contributed 13 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 13 per cent of the Company’s funds under management.

Financial Performance

Asia and Japan Division’s net income attributed to shareholders for 2009 was US$1,530 million compared to US$243 million in 2008. Included in 2009 are net experience gains of US$559 million (2008 – losses of US$539 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The increase in income, excluding these items, was US$189 million driven by higher expected earnings on in-force variable annuity business in Japan, due to higher average policy liabilities, and a tax gain also related to variable annuities in Japan.

Summary Statements of Operations

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$4,025	$3,381	$2,946	$3,541	$3,159	$2,753
Investment income
Investment income	860	838	744	755	789	689
Realized and unrealized gains (losses) on assets supporting policy liabilities	1,118	(1,458)	519	1,033	(1,412)	497
Other revenue	830	853	767	731	805	723
Total revenue	$6,833	$3,614	$4,976	$6,060	$3,341	$4,662
Policyholder benefits	$4,001	$1,857	$2,596	$3,539	$1,592	$2,436
General expenses	768	671	598	674	629	560
Investment expenses	52	48	58	46	46	54
Commissions	671	708	645	590	668	604
Other	76	107	93	66	100	87
Total policy benefits and expenses	$5,568	$3,391	$3,990	$4,915	$3,035	$3,741
Income before income taxes	$1,265	$223	$986	$1,145	$306	$921
Income tax recovery (expense)	464	(61)	(166)	375	(78)	(159)
Net income	$1,729	$162	$820	$1,520	$228	$762
Less net loss attributed to participating policyholders	10	15	31	10	15	32
Net income attributed to shareholders	$1,739	$177	$851	$1,530	$243	$794

Premiums and Deposits

Premiums and deposits, excluding variable annuities, were US$6.6 billion, up 17 per cent from US$5.6 billion reported in 2008. Driving the result was the additional mutual fund sales from our asset management company in Taiwan acquired in late 2008, growth in insurance premiums as a result of larger in-force business and new product launches. Premiums and deposits for variable annuity products were US$1.5 billion, down US$2.1 billion from US$3.6 billion reported in 2008.

Premium income grew 12 per cent over 2008 driven by in-force business growth and new sales in Japan and Hong Kong. Other contributors included the continued growth of our China business and sales from new product launches in Taiwan. These increases were partly offset by the decline in single premium sales in Singapore.

Segregated fund deposits, excluding variable annuities, declined eight per cent due to lower unit-linked product sales in Singapore and Hong Kong, partly offset by higher pension deposits in Hong Kong.

Mutual fund deposits were US$1.3 billion, up US$0.8 billion from US$0.5 billion reported in 2008. Growth was largely driven by the additional mutual fund sales from our asset management company in Taiwan.

2009 Annual Report	21

Premiums and Deposits

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Premium income	$4,025	$3,381	$2,946	$3,541	$3,159	$2,753
Segregated fund deposits excluding variable annuities	2,067	2,079	2,671	1,810	1,974	2,503
Mutual fund deposits	1,470	531	1,338	1,262	498	1,270
Premiums and deposits excluding variable annuities	$7,562	$5,991	$6,955	$6,613	$5,631	$6,526
Variable annuities premiums and deposits	1,746	3,758	3,451	1,496	3,589	3,271
Total premiums and deposits	$9,308	$9,749	$10,406	$8,109	$9,220	$9,797

Funds under Management

Funds under management were US$54.7 billion as at December 31, 2009, up 34 per cent, or US$13.9 billion, from December 31, 2008. Growth was driven by the positive impact of improving equity market performance across the territories in the past twelve months together with the net policyholder cash inflows of US$3.7 billion.

Funds under Management

As at December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
General fund	$24,469	$21,406	$16,752	$23,377	$17,476	$16,954
Segregated funds	27,218	24,541	20,727	26,007	20,039	20,977
Mutual and other funds	5,547	4,024	5,779	5,299	3,286	5,848
Total funds under management	$57,234	$49,971	$43,258	$54,683	$40,801	$43,779

Moving Forward

Asia and Japan Division continues to pursue a growth strategy leveraging our core strength in professional agency distribution, expanding our bank and alternative channel distribution, growing our mutual fund businesses and building on the strength of our brand across Asia. We will seek to continue expanding product offerings with a particular emphasis on wealth management across the region.

In Hong Kong, our business enjoys strong brand recognition with 1.5 million customers, strong financial ratings and a professionally trained agency force of over 4,400 agents. These attributes and our wide product range will be leveraged to further increase agency recruiting. We will seek to continue to take advantage of opportunities to diversify distribution through bancassurance by strengthening our wholesaling and account management capabilities and providing a service and compliance support platform that differentiates us from our competitors. New product development will focus on enhancing the retail asset management platform to attract new customers and encourage existing customers to increase their investments with us. A forthcoming regulatory change to the Mandatory Provident Fund system, allowing employees to transfer their contributions to alternative providers, effective in 2011, will be a major focus in 2010 and provides a unique opportunity for the Company to build on its strong and stable brand to further grow market share.

In Japan, we continue to execute a strategy of diversifying product offerings and broadening our distribution capabilities. During the year, the insurance businesses strong growth and an improved market position was driven by a stable captive agency force and strong gains in our Managing General Agent (“MGA”) channel. Going forward, we will be pursuing a balanced growth strategy where the Company will become a distributor of multiple product lines through multiple channels. We will pursue this objective by seeking to expand the MGA channel through broadening distribution relationships and entering new markets, growing the captive agent channel through product diversification and building out the bancassurance channel by gaining traction in our mutual fund business and launching new insurance and wealth products.

Our Other Asia Territories’ operations continue to be increasingly important contributors to our overall results, a trend that we expect to continue. Distribution initiatives include growing our professional agency franchise through various recruitment initiatives, deepening our existing relationships with key distribution partners and exploring other new distribution channels.

In China, our focus continues to be on geographic expansion to solidify our position as a leading Sino-foreign insurance joint venture. We ended 2009 with operations in 35 cities, and were approved for four additional licenses. We will continue to focus on growing our operations geographically while expanding our product line to include unit linked products, strengthening our group insurance business and exploring alternative distribution channels.

In late 2009, pending China Securities Regulatory Commission (“CSRC”) approval and deal closure, we took steps to further expand our presence in China through the acquisition of a 49 per cent stake in an established asset management company, which provides a strategic opportunity to make a fast track entry into the country’s large and high growth market for individual and institutional wealth management services.

22	2009 Annual Report

The asset management industry in China is expected to become one of the largest in the world in the coming decade. Current industry assets under management of US$338 billion (RMB 2.3 trillion) are forecast to grow significantly and exceed US$1 trillion (RMB 6.9 trillion) by 2014. China has one of the world’s highest savings rates at 51 per cent of GDP and, to date, a very high proportion of household wealth is held in the form of deposits.

When this acquisition closes, we will have asset management companies in nine of our ten operating territories across the region with an enhanced strategic position to serve both the wealth management and protection needs of consumers in Asia.

2009 Annual Report	23

Reinsurance Division

Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In simple terms, reinsurance is the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is reinsurance whereby a reinsurer assumes risk from other reinsurers.

Through offices in Canada, the United States, Belgium, Barbados, Germany, Singapore and Japan, the Reinsurance Division provides customer-focused solutions and innovative products in the following lines of business:

■

Life – offering retrocession of traditional life mortality or longevity risks and specialized non-traditional solutions; the Life reinsurance business line markets directly to leading life reinsurance companies, primarily in North America and Europe, leveraging long standing relationships with many of these companies;

■

Property and Casualty (“P&C”) – offering retrocession of traditional property catastrophe and aviation catastrophe risks to a very select clientele in the property and aviation reinsurance markets; and

■

International Group Program (“IGP”) – offering international employee benefits management to multinational corporations and their affiliates through a global network of life insurance companies, called “Network Partners”.

In 2009, Reinsurance Division contributed two per cent of the Company’s premiums and deposits.

Financial Performance

Reinsurance Division’s net income attributed to shareholders for the year 2009 was US$232 million, up 51 per cent from US$154 million reported a year earlier. Earnings in 2008 and 2009 included experience net losses of US$86 million and US$51 million respectively, as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The increase in earnings, excluding these items, of US$43 million is attributable to favourable claim experience in Life Reinsurance compared to unfavourable claims results reported in 2008, as well as increased premiums on the P&C business.

Summary Statements of Operations

For the years ended December 31, (in $ millions)	Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$1,123	$1,091	$1,026	$987	$1,028	$956
Investment income
Investment income	130	175	186	113	164	172
Realized and unrealized gains (losses) on assets supporting policy liabilities	74	(43)	29	68	(45)	31
Other revenue	24	24	20	20	23	19
Total revenue	$1,351	$1,247	$1,261	$1,188	$1,170	$1,178
Policyholder benefits	$959	$1,002	$862	$841	$926	$811
General expenses	49	51	52	42	48	49
Investment expenses	5	4	4	4	4	3
Commissions	–	2	4	–	2	3
Other	8	10	8	7	9	7
Total policy benefits and expenses	$1,021	$1,069	$930	$894	$989	$873
Income before income taxes	$330	$178	$331	$294	$181	$305
Income tax expense	(69)	(24)	(93)	(62)	(27)	(84)
Net income attributed to shareholders	$261	$154	$238	$232	$154	$221

Premiums

Premiums were US$987 million, down four per cent from US$1,028 million reported in 2008. Life Reinsurance premiums declined by eight per cent due to an increase in the cost for experience refunds consistent with the improvement in claims experience. The decline in IGP premiums is driven by the Euro currency depreciation. Higher sales volumes contributed to the increase in P&C’s premium income.

Premiums

For the years ended December 31, (in $ millions)	Canadian $			US $
	2009	2008	2007	2009	2008	2007
Life Reinsurance	$574	$584	$523	$504	$548	$487
Property and Casualty Reinsurance	84	68	70	74	63	66
International Group Program	465	439	433	409	417	403
Total premiums	$1,123	$1,091	$1,026	$987	$1,028	$956

24	2009 Annual Report

Moving Forward

The Reinsurance Division’s primary focus is to write profitable business while maintaining a leadership position in our three core markets. The continued contraction of the life retrocession market due to pricing pressures and increases in insurer and reinsurer retention is expected to negatively impact the Life business line’s new business volumes in 2010. Conversely, it is expected that insurers and reinsurers that have been negatively impacted by turbulent financial markets will be prompted to seek solutions to their capital concerns. The Company’s life retrocession market leadership position along with its capital strength mean the Life business line is well positioned to respond to client needs and provide mutually attractive solutions on in-force and excess-of-retention opportunities. Further, the Company will continue to work with clients in developing customized non-traditional reinsurance solutions meeting their risk and capital management requirements.

The Property and Casualty catastrophe retrocession market did not experience a major insured catastrophe in 2009. As a result, we expect that traditional risk rates and terms will soften in 2010. In spite of this decline, we anticipate writing attractively priced business and we expect our contracts to produce strong returns. With excellent, longstanding client relationships and the Company’s financial strength, P&C is well positioned to continue to find and act on profitable market opportunities. We have limited our exposure in this line of business and we expect to continue writing business at the same levels as in 2009.

IGP’s strategic objectives are to maintain a dominant position in the North American market while continuing to grow market share in Europe and Asia. IGP will continue to focus on sound underwriting of the contracts and maintaining solid, long-term relationships with our Network Partners, clients and intermediaries.

2009 Annual Report	25

Corporate and Other

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, Investment Division’s external asset management business, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

As at December 31, 2009 Corporate and Other accounted for eight per cent of the Company’s funds under management.

Financial Performance

Corporate and Other reported a net loss attributed to shareholders of $2,088 million in 2009, compared to a net loss of $328 million in 2008.

The loss in 2009 was due to a number of factors: changes in actuarial methods and assumptions resulted in a charge of $1,286 million while credit, OTTI and private equity impairments reduced results by $345 million; tax related provisions on leveraged lease investments amounted to $139 million; and changes in the Ontario tax rate resulted in a charge of $131 million. Other factors impacting earnings were higher borrowing costs and increased expenses related to the reorganization of the Company’s U.S. subsidiary structure.

The loss of $328 million in 2008 was also impacted by OTTI charges and by provisions on leveraged lease investments. Changes in actuarial methods and assumptions resulted in a 2008 contribution to earnings of $276 million.

Summary Statements of Operations

For the years ended December 31, (Canadian $ in millions)	2009	2008	2007
Revenue
Investment income (loss)	$(714)	$(995)	$33
Other revenue	327	294	305
Realized gains on invested assets	39	180	456
Total revenue	$(348)	$(521)	$794
Policyholder benefits	$1,227	$(1,087)	$(109)
General and investment expenses	469	454	369
Other	737	588	418
Total policy benefits and expenses	$2,433	$(45)	$678
Income (loss) before income taxes	$(2,781)	$(476)	$116
Income tax recovery	693	148	29
Net income (loss)	$(2,088)	$(328)	$145
Loss attributed to participating policyholders(1)	–	–	45
Net income (loss) attributed to shareholders	$(2,088)	$(328)	$190

(1)	Represents one-time charge to participating accounts in China reflecting the impact of moving to a methodology consistent with the other territories.

Funds under Management

Funds under management were $33.0 billion, down six per cent or $2.0 billion from December 31, 2008. Funds under management include assets managed by MFC Global Investment Management (“MFC GIM”) on behalf of institutional clients of $23.3 billion as at December 31, 2009 compared to $24.0 billion as at December 31, 2008. The increase due to market appreciation was more than offset by the impact of a stronger Canadian dollar.

Funds under Management

As at December 31,

(Canadian $ in millions)	2009	2008	2007
General fund	$9,815	$11,298	$9,606
Segregated funds – elimination of amounts held by the Company	(118)	(220)	(249)
Third party funds managed by Investment Division	23,342	24,016	22,547
Total funds under management	$33,039	$35,094	$31,904

26	2009 Annual Report

Investment Division

Manulife Financial’s Investment Division manages the invested assets of the Company’s general fund, or the on-balance sheet assets, and through MFC Global Investment Management (“MFC GIM”), manages assets for third party retail and institutional clients. We manage a broad range of investments including public and private bonds, public and private equities, mortgages, real estate, oil and gas, infrastructure, timber and agriculture properties. The Division has a physical presence in key financial centers around the world, including in the United States, Canada, Hong Kong, Japan, the United Kingdom, Australia, and throughout South-East Asia. Results for MFC GIM are captured in the Corporate and Other segment.

General Fund

General Fund Investment Philosophy

Our investment philosophy is rooted in a bottom-up approach to developing an asset mix that matches the needs of our policyholder liabilities and includes a blend of assets that enhance returns and reduce overall risk through portfolio diversification. Our risk management strategy with respect to investments is outlined in the Risk Management section of this report. We use this disciplined approach across all of our segments, and we do not chase yield in the riskier end of the fixed income market. This philosophy has resulted in a well diversified, high quality investment portfolio.

General Fund Assets

The Company’s general fund invested assets were $187.5 billion as at December 31, 2009, largely unchanged from the prior year, as positive net cash flows and market value increases were offset by the strengthening of the Canadian dollar. The following table shows the composition of the Company’s general fund invested assets.

General Fund Assets

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Cash and short-term securities(1)	$18,780	10	$17,269	9
Public bonds(1)	85,107	46	83,148	44
Private placement bonds(2)	22,912	12	25,705	14
Mortgages(2)	30,699	16	30,963	17
Real estate(3)	5,897	3	6,345	3
Stocks(1)	9,688	5	8,240	5
Other investments(4)	5,321	3	5,914	3
Policy loans(2)	6,609	4	7,533	4
Bank loans(2)	2,457	1	2,384	1
Total invested assets	$187,470	100	$187,501	100

(1)	Carried at fair value.

(2)	Carried at amortized cost.

(3)	Carried at a move to market basis with carrying values adjusted towards fair values at three per cent per quarter.

(4)	Carried at either cost or equity method depending on whether significant influence exists.

Public and Private Bonds

The Company’s public and private bond portfolio represented 58 per cent (2008 – 58 per cent) of invested assets as at December 31, 2009. This portfolio of public bonds and private placements is diversified by sector as well as by industry, duration, issuer, and geography. Our fixed income securities portfolio is of high quality with 70 per cent (2008 – 71 per cent) rated A or higher, with below investment grade holdings limited to five per cent (2008 – five per cent) of the portfolio. This portfolio includes private placements of approximately $23 billion, or 21 per cent of the total bond and private placements portfolio. Private placements provide diversification benefits (name, industry, and geography), and often provide stronger covenants and collateral than public bonds, thereby providing both better credit protection and potentially higher recoveries in the event of default.

Our total financial sector holdings of $21.6 billion or 20 per cent of total public and private bonds (2008 – $22.3 billion or 20 per cent) are high quality with over 79 per cent rated A or higher. Holdings are geographically diversified and exposure to Banks is balanced with other financial sector holdings. The majority of Bank exposure is held in senior debt. The Company also has exposure to European bank hybrids with an amortized cost of $602 million.

Our bond portfolio does not have any direct exposure to monoline insurers, but does include approximately $900 million of monoline insurance exposure through insured third-party bonds. Monoline insurers provide bond insurance for third-party originated bonds, such as those we hold in the Utilities or Energy sectors. While we benefit from the insurance protection, we base our investment decision in such assets primarily on the strength of the underlying credit and treat the insurance protection as additional credit support.

2009 Annual Report	27

The following tables show the distribution of the carrying value of the public and private bond portfolio by sector and industry.

Public Bonds As at December 31, (Canadian $ in millions)	2009			2008
	Carrying value	% of total	% Investment grade	Carrying value	% of total	% Investment grade
Government and agency	$26,190	31	95	$24,280	29	96
Financial	19,104	23	96	19,689	24	99
Telecommunications	2,468	3	99	2,586	3	90
Utilities	11,311	13	97	10,442	13	96
Energy	6,844	8	99	6,193	7	99
Industrial	3,720	4	99	2,979	4	99
Securitized (ABS/MBS)	7,447	9	93	8,851	11	97
Consumer (non-cyclical)	2,706	3	99	2,696	3	99
Consumer (cyclical)	1,523	2	91	1,658	2	86
Basic materials	1,750	2	91	1,479	2	92
Technology	805	1	100	809	1	100
Media and internet	959	1	100	1,157	1	100
Diversified and miscellaneous	280	0	99	329	0	93
Total public bonds	$85,107	100	96	$83,148	100	97

Private Bonds As at December 31, (Canadian $ in millions)			2009			2008
	Carrying value	% of total	% Investment grade	Carrying value	% of total	% Investment grade
Government and agency	$3,461	15	100	$3,771	15	99
Financial	2,543	11	95	2,624	10	96
Telecommunications	76	0	100	109	0	100
Utilities	5,765	25	91	6,227	24	90
Energy	1,427	6	99	1,379	5	100
Industrial	2,693	12	85	3,768	15	78
Securitized (ABS/MBS)	244	1	100	302	1	100
Consumer (non-cyclical)	2,768	12	81	2,882	11	82
Consumer (cyclical)	1,587	7	74	1,795	7	86
Basic materials	1,850	8	74	2,208	9	77
Technology	97	1	100	133	1	100
Media and internet	357	2	69	453	2	77
Diversified and miscellaneous	44	0	100	54	0	100
Total private bonds	$22,912	100	88	$25,705	100	88

Public Securitized Assets

The Company had $7.4 billion of securitized assets in public bonds representing four per cent of total invested assets (2008 – $8.9 billion and five per cent). The following table shows the distribution of the carrying value of the securitized asset portfolio by type.

Public Securitized Assets As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% Investment grade	Carrying value	% Investment grade
Residential mortgage backed securities	$525	59	$819	87
Commercial mortgage backed securities	5,111	97	5,761	99
Asset backed securities	1,811	91	2,271	96
Total securitized assets	$7,447	93	$8,851	97

The Company’s public securitized assets are further broken down in the following sections.

Residential Mortgage Backed Securities (“RMBS”)

As at December 31, 2009, RMBS holdings were limited to $525 million representing 0.3 per cent of total invested assets (2008 – $819 million and 0.4 per cent). Originations are concentrated in the years 2005 and prior, and reflect the lower of external and internal credit ratings. Our internal RMBS credit ratings are generally more conservative when compared to external credit ratings. Sub-prime RMBS holdings were limited to $247 million (2008 – $408 million), and Alt-A holdings were $110 million (2008 – $154 million). The following table shows the distribution of the carrying value of the RMBS portfolio by quality and vintage.

28	2009 Annual Report

Residential Mortgage Backed Securities

As at December 31, 2009 (Canadian $ in millions)	2004 & Prior	2005	2006	2007	Total
AAA	$98	$34	$10	$6	$148
AA	98	8	3	–	109
A	13	–	–	–	13
BBB	31	7	2	–	40
BB & below	70	72	59	14	215
Total RMBS	$310	$121	$74	$20	$525

Commercial Mortgage Backed Securities (“CMBS”)

As at December 31, 2009, CMBS holdings were $5.1 billion representing three per cent of total invested assets (2008 – $5.8 billion and three per cent). Originations are concentrated in the years 2005 and prior, with over 90 per cent of holdings rated AAA, of which approximately 98 per cent is in the most senior class. These holdings reflect the lower of external and internal credit ratings. Our internal CMBS credit ratings are generally more conservative when compared to external credit ratings. The following table shows the distribution of the carrying value of the CMBS portfolio by quality and vintage.

Commercial Mortgage Backed Securities

As at December 31, 2009 (Canadian $ in millions)	2004 & Prior	2005	2006	2007	2008	Total
AAA	$3,809	$307	$316	$196	$–	$4,628
AA	47	7	32	–	–	86
A	83	15	19	13	–	130
BBB	98	4	4	2	–	108
BB & Below	106	14	19	17	3	159
Total CMBS	$4,143	$347	$390	$228	$3	$5,111

Asset Backed Securities (“ABS”)

As at December 31, 2009, ABS holdings were $1.8 billion representing one per cent of total invested assets (2008 – $2.3 billion and one per cent). The securities in this portfolio are highly rated and well diversified by sector, with the majority of holdings rated AAA. The following table shows the distribution of the carrying value of the ABS portfolio by quality and type.

Asset Backed Securities
As at December 31, 2009 (Canadian $ in millions)	Credit Card ABS	Utility Cost Recovery	Other ABS	Airlines EETC	Auto Loan ABS	CDOs	Agency ABS	Total
AAA	$405	$545	$138	$–	$171	$33	$114	$1,406
AA	–	–	15	–	–	33	–	48
A	–	–	9	1	–	5	–	15
BBB	–	–	20	143	–	9	–	172
BB & below	–	–	33	73	–	64	–	170
Total ABS	$405	$545	$215	$217	$171	$144	$114	$1,811

2009 Annual Report	29

Gross Unrealized Gains (Losses)

As at December 31, 2009, gross unrealized losses were $2.4 billion or two per cent (2008 – $9.0 billion or eight per cent) of the Company’s fixed income portfolio. The significant improvement in gross unrealized losses in 2009 was attributable to general credit spread narrowing in our holdings. Management believes that an important measure of stress on our portfolio is the level of unrealized losses on bonds trading below 80 per cent of cost for more than six months. This portion of our portfolio was $1.1 billion, or one per cent, of the amortized cost of our $106.4 billion bond holdings as at December 31, 2009. This level compares to approximately two per cent of our portfolio at the peak of the financial crisis (during first half of 2009), although is essentially unchanged from December 31, 2008. Gross unrealized losses on bonds trading below 80 per cent of cost for more than six months did not decline year over year because most of the significant spread widening occurred in the last four months of 2008 and as a result, the vast majority of gross unrealized losses on bonds trading below 80 per cent had aged less than six months as at December 31, 2008. The following table shows the distribution of total gross unrealized losses and for bonds trading less than 80 per cent of cost for more than six months for both the public and private bond portfolio.

Gross Unrealized Gains (Losses) As at December 31, (Canadian $ in millions)			2009			2008
	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost >6 months	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost >6 months
Public bonds
Government	$25,488	$(374)	$(27)	$22,360	$(456)	$(36)
Corporate
Financials	18,999	(593)	(226)	21,544	(2,186)	(71)
Non-financials	30,847	(331)	(33)	32,232	(2,340)	(78)
Securitized
CMBS	5,324	(293)	(235)	6,953	(1,200)	(184)
RMBS	906	(384)	(360)	1,543	(726)	(425)
ABS	1,962	(205)	(166)	2,403	(383)	(177)
Private placement debt	22,912	(205)	(16)	25,705	(1,669)	(27)
Total gross unrealized gains (losses)	$106,438	$(2,385)	$(1,063)	$112,740	$(8,960)	$(998)

Mortgages

As at December 31, 2009, mortgages represented 16 per cent (2008 – 17 per cent) of invested assets with 57 per cent of the mortgage portfolio in Canada and 43 per cent in the United States. Commercial mortgages, which have been conservatively underwritten, accounted for 68 per cent of total mortgages, with the balance in well diversified agricultural and high quality Canadian residential mortgages. The overall portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 29 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. The following table shows the distribution of the carrying value of the mortgage portfolio by property type.

Mortgages

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Multi family residential	$3,850	13	$4,436	14
Retail	5,993	19	6,343	20
Office	4,819	16	5,030	16
Industrial	3,442	11	3,646	12
Other commercial	2,774	9	2,679	9
Manulife Bank single residential	7,901	26	6,427	21
Agriculture	1,920	6	2,402	8
Total mortgages	$30,699	100	$30,963	100

30	2009 Annual Report

The conventional commercial mortgage portfolio (Canada – 35 per cent, U.S. – 65 per cent) is high quality with low loan to value ratios and high debt service ratios. We are well diversified by property type and avoid risky segments of the market such as hotels, construction loans and second liens. Further, we have few loans in arrears, some of which are insured by the federal government agency, Canada Mortgage and Housing Corporation (“CMHC”). The following table contains the key metrics of the commercial mortgage portfolio.

Conventional Commercial Mortgages(1)

As at December 31, (Canadian $ in millions)		2009		2008
	Canada	U.S.	Canada	U.S.
Loan-to-Value ratio	64%	64%	62%	62%
Debt-Service-Coverage ratio	1.53x	1.57x	1.59x	1.61x
Average duration	3.3 years	4.9 years	3.6 years	5.3 years
Average loan size	$4.0	$9.3	$3.6	$10.4
Loans in arrears (including CMHC loans)	$43	$9	$2	$32

(1)

Excludes CMHC insured loans and Manulife Bank commercial loans. Arrears data excludes Manulife Bank, but does include CMHC loans. Arrears defined as over 90 days past due in Canada and over 60 days past due in the United States.

Real Estate

As at December 31, 2009, three per cent of the Company’s invested assets were held in real estate, with a carrying value of $5.9 billion (2008 – three per cent and $6.3 billion). The portfolio is diversified by geographic region, with 56 per cent located in the United States, 36 per cent in Canada and eight per cent in Asia. The portfolio is high quality with virtually no leverage and mostly premium urban office towers, concentrated in cities with high growth and highly diverse economies in North America and Asia. The portfolio is well positioned with an average occupancy rate of 92.8 per cent and an average lease term of 5.6 years. Office properties represented 61 per cent of the portfolio, with the remainder shared between industrial, retail, residential and other property types. Consistent with market conditions and the strengthening Canadian dollar, the fair value of the portfolio declined from $8.0 billion as at December 31, 2008 to $6.3 billion as at December 31, 2009. Of this amount, $624 million was due to changes in foreign exchange. The following table shows the distribution of the carrying value of the real estate portfolio by property type.

Real Estate

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Office	$3,614	61	$3,874	61
Industrial	669	12	762	12
Company use	1,122	19	1,188	19
Other	492	8	521	8
Total real estate	$5,897	100	$6,345	100

Stocks

As at December 31, 2009, stocks represented five per cent (2008 – five per cent) of invested assets. The portfolio consists almost entirely of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2009 the stock portfolio was comprised of $5.9 billion or 60 per cent in participating and pass through segments (2008 – $4.4 billion and 53 per cent) and $3.8 billion or 40 per cent in the shareholders’ segment (2008 – $3.8 billion and 47 per cent). 65 per cent of the portfolio is actively managed with the remaining 35 per cent indexed. The following table shows the distribution of the carrying value of stocks by issuer geography.

Stocks

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Canada	$3,867	40	$3,042	37
U.S.	2,460	25	2,496	30
Other	1,011	11	556	7
Japan	742	8	822	10
Singapore	623	6	318	4
Hong Kong	290	3	521	6
Europe	695	7	485	6
Total stocks	$9,688	100	$8,240	100

2009 Annual Report	31

Other Investments

As at December 31, 2009, Other Investments represented three per cent (2008 – three per cent) of invested assets. The investments include private equity, power and infrastructure, oil and gas, timber, agriculture, and affordable housing. Our alternative assets have historically provided us with strong returns and diversification to traditional equity and bond markets. They have enhanced yields and provide a good match against our long duration liabilities. The following table shows the distribution of the carrying value of the Other Investments portfolio by sector and/or asset type.

Other Investments

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Private equity and mezzanine debt	$1,217	23	$1,459	25
Power & infrastructure	1,540	29	1,628	27
Oil & gas	734	14	709	12
Timber	794	15	900	15
Agriculture	428	8	342	6
Affordable housing	545	10	658	11
Other	63	1	218	4
Total other investments	$5,321	100	$5,914	100

Other Notable Items

The Company has no material exposure to hedge funds, synthetic credit or credit default swap protection. Additionally, the Company does not take on any material credit or liquidity risk with its securities lending programs. The Company has also avoided sophisticated and complex instruments, such as Structured Investment Vehicles (SIVs), Constant Proportion Debt Obligations (CPDOs), U.S. Home Equity Lines of Credit (HELOCs) and Synthetic Securities that have resulted in significant losses to other institutions.

MFC Global Investment Management

Manulife Financial operates a global asset management business under the MFC Global Investment Management (“GIM”) brand. Operating through a group of international companies, MFC GIM offers a comprehensive range of investment management capabilities and investment solutions for institutional investors, such as pension plans, foundations, endowments and financial institutions. MFC GIM also partners with Manulife’s and John Hancock’s Wealth Management groups to support their retail investors with superior investment products. MFC GIM maintains a local presence in 16 countries and has more than 300 investment professionals and a total of approximately 900 employees. Our investment hubs are in Toronto, Boston, London, Hong Kong, Melbourne and Tokyo, with additional investment teams located in major centers in Canada, the United States, Brazil, China, Indonesia, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam, Australia and New Zealand.

Assets under Management

MFC GIM celebrated the milestone of surpassing $100 billion in external client Assets under Management, with 2009 being our best year on record for institutional sales and new client wins, despite the financial crisis that has seen most firms in our industry suffer from net redemptions.

MFC GIM’s Assets under Management increased by $14.3 billion to $109.9 billion driven by net sales of $9.5 billion and $17.6 billion of market performance gains more than offsetting the negative impact of currency translation of $12.8 billion.

2001 to 2009 Assets under Management

(Canadian $ in billions)

■	2004 restated to include MFC GIM U.S.

■	2004-2005 restated to exclude Independence Investments which was sold in 2006

■	2001-2008 amounts have been reclassified to be consistent with the 2009 figures

32	2009 Annual Report

Assets under Management by Asset Class

MFC GIM’s public markets expertise encompasses equity, fixed income and structured finance strategies across a broad spectrum of investment management styles, while our leadership presence in alternative investments mainly focuses on timberland and agricultural property. We have also developed a market-leading presence in Asset Allocation services, providing tailored, multi-asset class investment solutions.

Moving Forward

MFC GIM has developed a strong competitive advantage through its extensive global footprint, its leadership position in the management of real assets, its large presence in asset allocation advisory and its strong regional equity and fixed income management. We consider that success is embodied in the sustainable and superior returns that our portfolio management teams provide for our clients, along with our organization’s determination to offer excellent service and thoughtful investment solutions. The organization will focus on extending further into targeted core products which will translate into increased reach and improved research capabilities for the benefit of our clients around the world. We are committed to measured growth, the preservation of our organizational culture and we will continue to enhance our investment capabilities to service the institutional market as well as our affiliated Wealth Management partners.

2009 Annual Report	33

Risk Management

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management (“ERM”) framework sets out policies and standards of practice related to risk governance, risk identification, risk measurement, risk monitoring, and risk control and mitigation. With an overall goal of effectively executing risk management activities, we continuously invest to attract and retain qualified risk professionals, and to build, acquire and maintain the necessary processes, tools and systems.

Individual risk management programs are in place for each of our broad risk categories: strategic, market and liquidity, credit, insurance and operational. To ensure consistency, these programs incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy and appetite related to assuming risks;

■	Establishment of specific risk targets or limits;

■	Identification, measurement, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

The Board of Directors oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves our enterprise risk policy, risk taking philosophy and overall risk appetite. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors, among other things, assisted the Board in its oversight with respect to the effectiveness of Manulife’s risk management and compliance practices. Recognizing the changing risk environment, the Board of Directors and ARMC have increased, and intend to continue to increase, their focus on risk oversight. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has therefore separated the audit and risk oversight functions of the Audit and Risk Management Committee by establishing a separately constituted Risk Committee of the Board of Directors. It is anticipated that the first Risk Committee meeting will be held on April 7, 2010 and the first meeting of the newly constituted Audit Committee will be held on May 5, 2010.

The new Risk Committee will be responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified, reviewing, and if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks, assessing the Company’s programs, procedures and controls in place to manage its principal risks and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities will include reviewing reports from the Disclosure Committee which consists of members of management. The newly constituted Audit Committee will be responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. These responsibilities will include reviewing reports from the Risk Committee of the Board and the Disclosure Committee.

The Conduct Review and Ethics Committee of the Board oversees activities and risks related to conflicts of interest, confidentiality of information, customer complaints and related party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies, key programs, and related risks.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establish risk policies, guide risk taking activity, monitor material risk exposures, and sponsor strategic risk management priorities throughout the organization.

34	2009 Annual Report

The executive-level risk oversight committees and key elements of their mandates are presented below:

Management across the organization are accountable for the risks within their business. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy, risk appetite and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering returns commensurate with the level of risk assumed.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework as well as individual risk management programs for each broad risk category, and oversees the execution of these programs across the enterprise. CRM proactively partners with business units and seeks to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification, Measurement and Assessment

We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Our processes are intended to identify, measure and assess the risks we take using a common set of practices. Business units and functional groups are responsible for identifying and assessing risks arising from business activities on an ongoing basis, as an integral component of business management processes. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting. The inventory of risks are grouped into our five broad risk categories which are strategic, market and liquidity, credit, insurance and operational.

Risk exposures are evaluated using a variety of measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to stress testing of earnings, capital and shareholders’ economic value, as well as sophisticated stochastic scenario modeling of economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.

We measure consolidated internal risk-based capital using a combination of economic capital and Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of capital needed to meet obligations with a very high and pre-defined confidence level, determined using internal models. We evaluate our consolidated earnings volatility using our earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level, determined using internal models. Both economic capital and earnings at risk are measured enterprise-wide and are allocated by risk, product line, asset category, and market. We have established targets for risk exposures based on economic capital and earnings at risk, and continue to expand the application of these risk measures in the evaluation of risk-adjusted returns for product pricing and investment decision support throughout our organization.

We perform a variety of sensitivity tests on earnings, regulatory capital ratios, and economic capital and earnings at risk. As required by regulations, we stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of significantly adverse scenarios through our DCAT.

2009 Annual Report	35

Risk Monitoring and Reporting

CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy exceptions or remedial action plans, as required.

On a quarterly basis, the ERC, ARMC and Board of Directors each review risk reports that present key elements of our risk profile and exposures across our risk categories enterprise-wide, incorporating both quantitative risk measures and sensitivities, and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring of compliance with key risk policy targets and limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs.

The Chief Actuary presents the results of the DCAT to the Board of Directors annually. Our Global Compliance Chief reports on regulatory risk management to the ARMC annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of global risk management programs, and their effectiveness, with the ARMC annually.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within the approved risk targets or limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and such controls are an integral part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authority for assuming risk at the transaction level is delegated to specific individuals based on their skill, knowledge and experience.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to assist in managing our aggregate risk to within our risk appetite, targets and limits. Internal controls within the business units and corporate functions are in place to mitigate our exposure to operational risks.

We manage risk taking activities against an overall risk appetite, approved by the Board of Directors, that reflects the Company’s financial condition, risk tolerance and business strategies. The quantitative component of our risk appetite is defined in relation to economic capital, regulatory capital required, and earnings at risk. We seek to manage specific risk exposures against enterprise-wide targets established for each of these specific risks to assist in maintaining appropriate levels of exposures to particular risks and to assist in maintaining a risk profile well diversified across risk categories. These targets are set in relation to risk measures such as economic capital, regulatory capital requirements and earnings at risk that are applied to all key risks, as well as in relation to notional measures of exposure applicable only to a particular risk.

The following chart shows the composition of the Company’s internal risk-based capital by risk type.

36	2009 Annual Report

The following sections describe the key risks we face in each of our five broad risk categories and highlight the strategies in place to manage these risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factors  Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices relative to our competitors, and our financial strength ratings and reputation. External business, economic, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness.

Risk Management Strategy  The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

■	Strategic planning that is integrated with risk assessments and aligned with risk appetite and capital targets and is reviewed with the Board of Directors;

■	Detailed business planning that is executed by divisional management and is reviewed by the CEO;

■	Quarterly operational performance and risk reviews of all key businesses with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and

■	Review and approval of acquisitions and divestitures by the CEO and, where appropriate, with the Board of Directors.

The following is a further description of key strategic risk factors with associated management strategies.

Business Strategy  We regularly review and adapt our business strategies and plans in consideration of changes in the external business, economic, political and regulatory environments in which we operate. Based on our assessment of the changed economic environment and our current risk levels, we developed plans in 2009 that are designed to rebalance our business mix and risk profile, and to strengthen our capital base. In accordance with these plans, we modified the design and price of certain product offerings, including variable annuities, we rebalanced sales growth between businesses and reduced sales of variable annuities, we expanded our variable annuity hedging programs, and we raised additional capital. Our business plans will continue to be aimed at aligning business strategies with our risk appetite, capital and financial performance objectives, executing change at a pace we feel balances our objectives. The economic environment is expected to remain volatile, the regulatory environment will continue to evolve with a focus on stronger regulation and capital requirements, and the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own. Consequently, there is risk that we may not be successful in implementing our business strategies or that these strategies will not achieve the objectives we target, which due to the uncertainties in the external economic, regulatory and business environments, could materially adversely affect our revenues, shareholders’ earnings, capital ratios and risk exposure levels.

Capital and Regulatory  MFC is a holding company with no significant operations and its principal assets are the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries rather than investors. These laws and regulations include regulatory restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes. While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

In Canada, the Office of the Superintendent of Financial Institutions, Canada (“OSFI”) has announced that it (i) will be proposing a method for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as The Manufacturers Life Insurance Company (“MLI”), (ii) is considering updating its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and (iii) is reviewing the use of internally-modeled capital requirements for segregated fund guarantees. OSFI is also conducting quantitative impact studies on potential changes to consolidated MCCSR required capital requirements for market and credit risk, and is likely to consider changes to the definition of available regulatory capital for determining capital adequacy to align the insurance definitions with any changed definitions that emerge for Banking Institutions under the Basel accords. Changes to these elements may be implemented in conjunction with changes to Canadian GAAP accounting to adopt the International Financial Reporting Standards (“IFRS”) for valuation of insurance contracts, which is still under development. This is not expected to be effective before 2013. However, should the adoption of a new accounting standard for valuation of insurance contracts be delayed, the changes to capital requirements may be made independent of these changes. Other elements of the MCCSR required capital formula such as insurance risk requirements are also likely to be reviewed. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

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International Financial Reporting Standards The regulatory capital framework in Canada is aligned with Canadian GAAP, and unless regulatory changes are made, the capital framework will be aligned with the IFRS standard for insurance contracts currently being developed. As outlined above, we do not expect that the new insurance contracts accounting standard will become effective, and therefore adopted, until at least 2013. Unlike the current Canadian GAAP standard, the insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations, and therefore the proposals may lead to a large initial increase in required capital upon adoption, as well as significant go-forward volatility in our reported results and regulatory capital. This in turn could have significant negative consequences to our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.

Ratings  The Company has received security ratings from approved rating organizations on its outstanding medium-term notes, outstanding Tier 1 hybrid capital and its outstanding series of preferred shares. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. Our ratings could be adversely affected if, in the view of the rating organizations, there is deterioration in our capital flexibility, operating performance, or risk profile or we issue additional securities other than common shares. Adverse ratings changes could have a material negative impact on future financial results.

Reputation  The Company’s reputation is one of our most valuable assets. Our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. Our enterprise-wide reputation risk policy specifies the oversight responsibilities of the Board and the responsibilities of executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, our employees and representatives are responsible for conducting their business activities in a manner that upholds our reputation. This responsibility is communicated to every director, officer and employee through our Code of Business Conduct and Ethics.

Market and Liquidity Risk

Market risk is the risk of loss resulting from market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Risk Management Strategy Overview  Our Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market risk oversight program and asset liability management program. The programs cover the management of a variety of risks that arise in generating investment returns to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timber and agriculture properties, oil and gas, interest rate and credit spread changes, and foreign exchange rate changes, as well as liquidity risk. These programs are designed to assist in managing potential losses from these risks to within target levels. Global investment policies establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to achieve broad diversification across asset classes and individual investment risks and to align the suitability of these assets with the liabilities they support.

General fund product liabilities are segmented into groups with similar characteristics that are each supported by a unique portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies intended to best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets, as well as portfolio management styles. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to risk.

In consideration of our expanded hedging activities in 2009, we established a new Variable Annuity Hedging Oversight Committee. The committee oversees the Company’s global variable annuity hedging operations and the ongoing development of the hedging program. Our variable annuity hedging program is designed to reduce the sensitivity of net income to fund performance and interest rate risk arising from variable annuities. The expanded program now covers substantially all new variable annuity business written in 2009 and to be written in the future, and certain in-force business written prior to 2009 that has been hedged in accordance with our risk reduction plan approved by the Board of Directors.

Market Price and Interest Rate Risk  Due to the nature of the Company’s insurance business, our invested assets and insurance liabilities as well as revenues and expenses are sensitive to movements in market prices and interest rates. Accordingly, we consider these risks together when we seek to manage the risks in our asset and liability positions. These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

38	2009 Annual Report

Market price volatility and interest rate changes, including credit spreads, in combination with the Company’s product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in the Company’s shareholders’ equity account. The level of our sales activity and policy retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of the Company’s general fund investments, segregated funds and mutual funds.
We evaluate market price and interest rate risk exposures using a variety of techniques and measures, each of which are based on projecting asset and liability cash flows under a variety of future interest rate and market price scenarios. These measures include durations, key-rate durations, convexity and cash flow gaps, as well as the sensitivity of shareholders’ economic value, net income attributed to shareholders and regulatory capital ratios, along with our earnings at risk and economic capital measures.

At an enterprise level, our aggregate exposure to market price risk arising from publicly traded equities and other non-fixed income assets and our aggregate interest rate risk exposure, including to credit spreads, are managed against economic capital, regulatory capital and earnings at risk targets, newly established in 2009. During 2009, we also established new policies requiring management to develop plans to reduce publicly traded equity risk and interest rate risk exposures to within economic capital, regulatory capital and earnings at risk targets as equity markets improve or interest rates rise to levels that allow us to meet our business objectives. For publicly traded equities these targets cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general fund investments. For other non-fixed income assets these targets cover the combined risk arising from general fund investments in real estate, timber and agriculture properties, oil and gas, and private equities. For interest rate risk these targets cover the exposure related to general interest rate movements and credit spreads arising from general fund fixed income investments and the liabilities they support.

Caution related to risk exposures  The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

General Fund – Key Risk Factors  Interest rate risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known. In the interim:

■

If there is a general decline in interest rates, without a change in spreads between corporate bond rates and swap rates, this will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a charge to income.

■

If there is a general increase in interest rates, without a change in spreads between corporate bond rates and swap rates, this will result in a decrease in policy liabilities and an increase in earnings.

■

In addition, a decrease in the spread between corporate bond rates and swap rates will result in an increase to policy liabilities and a charge to income. An increase in the spread between corporate bond rates and swap rates may have the opposite impact.

■	The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on products that pass through investment returns to policyholders.

Market price risk arises within the general fund as a result of investing in publicly traded equities and other non-fixed income assets such as private equities, real estate, timber and agriculture properties and oil and gas. To the extent these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income and regulatory capital ratios. To the extent these assets support the Company’s shareholders’ equity account, other than temporary impairments that arise will reduce income.

Further, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If we are unable or choose not to invest in the assumed level of non-fixed income assets, as a result of suitable assets not being available in the market or as a result of capital, risk tolerance or other considerations, or the non-fixed income asset weightings otherwise decline, we may be required to increase policy liabilities, reducing net income and regulatory capital ratios.

In 2009, the commercial real estate sector was impacted by the challenging economic conditions, which contributed to higher vacancy, lower rental rates and lower demand for real estate investments. Other sectors, including timber and agriculture properties, were similarly impacted with valuations trending lower. As a result, we were required to increase policy liabilities to reflect lower

2009 Annual Report	39

valuations. We continue to monitor all asset classes; however, given the continued economic uncertainties, valuations may decline further.

General Fund – Risk Management Strategies  We separate our policy liabilities and the invested assets which support them into three broad categories with differing overall investment mandates: (i) liabilities supported with matching mandates, (ii) liabilities supported with target return mandates, and (iii) liabilities arising from variable annuity and segregated fund guarantees. We separately manage the assets in our shareholders’ equity account to achieve a target return over the long term, subject to established risk tolerances.

In the first category, liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations projected to be paid within the term period for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles, consisting of publicly traded bonds, loans and commercial mortgages.

In the second category, liabilities supported with target return mandates include both insurance and wealth guaranteed benefit obligations projected to be paid beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. For insurance and wealth management products with guaranteed benefits projected to be paid well beyond the term for which fixed income assets are generally available in the market, we manage assets supporting those long-dated benefits with the objective of achieving a target return sufficient to support these guaranteed obligations over their lifetime, subject to established risk tolerances, by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. We design our guaranteed benefit insurance and wealth management products and set premiums and credited rates in a manner intended to mitigate the risk of not achieving our targeted profit margins. This program may not work as expected.

During 2009, we established a plan to reduce our interest rate risk exposure arising from our in-force guaranteed products managed under the target return strategy. The plan includes hedging increasing portions of our interest rate risk exposure when we believe we can meet our business objectives. As well, in response to the changed market conditions, the design and prices of these products have been, and will continue to be, reviewed and modified with the aim of keeping risk arising from new business within tolerances and achieving acceptable profit margins on new business.

Also in the second category are products that generally pass through investment returns to policyholders. We manage assets supporting those policy liabilities to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances, by investing in a basket of fixed income and non-fixed income assets.

The third category includes the general fund investment risk related to on-balance sheet policy liabilities established to support the payment of potential guarantee claim payments arising from off-balance sheet variable annuities and segregated funds. These on-balance sheet liabilities are supported by publicly traded bonds and loans with generally matching term profiles, limited by the term of bonds and loans available in the market.

We delegate trading authorities as well as accountabilities for managing interest rate risk to our portfolio managers. Risk exposure measures are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and seek to rebalance positions to within established interest rate risk exposure targets with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities.

We seek to reduce aggregate market price risk arising from our general fund non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timber and agricultural properties and oil and gas. Aiming to further diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection, commercial real estate investments to established limits by property type and geography, and timber and agricultural land investments to limits by geography and crop. We manage allocations to non-fixed income assets, reflecting management’s risk targets and preferences.

40	2009 Annual Report

General Fund – Risk Exposure Measures

i)	Impact on shareholders’ economic value(1) arising from general fund interest rate risk

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund, is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates(2) As at December 31, (Canadian $ in millions)	2009		2008
	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$140	$(200)	$30	$(90)
Wealth Management	10	(10)	(10)	10
Total matching mandates	$150	$(210)	$20	$(80)
Target return mandates
Insurance	$1,160	$(1,870)	$690	$(1,130)
Wealth Management	100	(200)	10	(110)
Shareholders’ equity account	(400)	540	(370)	470
Total target return mandates	$860	$(1,530)	$330	$(770)
Mandates for on-balance sheet variable annuity and segregated fund guarantee liabilities	$90	$(130)	$210	$(250)
Total	$1,100	$(1,870)	$560	$(1,100)

(1)	Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures”.
(2)	See “Caution related to risk exposures” above.

ii)	Impact on net income attributed to shareholders as a result of changes in interest rates

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $1,600 million as at December 31, 2009 (2008 – approximately $1,100 million) and for a one per cent decrease in government, swap and corporate rates at all maturities with no change in spreads between government, swap and corporate rates, and with a floor of zero on interest rates, across all markets was estimated to be a decrease of approximately $2,200 million as at December 31, 2009 (2008 – approximately $1,300 million).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the policy liability methodology does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future. For new investments or assets sold within the first 20 years, for the calculation of policy liabilities we assume future interest rates that grade between current interest rates and the rates assumed after 20 years. The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

iii)	Impact on shareholders’ economic value(1) arising from general fund market price risk

The following tables show the potential impact on shareholders’ economic value of a ten, 20 and 30 per cent decline in market values of publicly traded equities and other non-fixed income assets. A ten, 20 and 30 per cent increase in market values of publicly traded equities and other non-fixed income assets would have the opposite impact.

10% decline in market values(2) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(3)	Publicly traded equities	Other non-fixed income(3)
Target return mandates
Insurance	$(84)	$(464)	$(65)	$(492)
Wealth Management	(8)	(117)	(10)	(135)
Shareholders’ equity account	(171)	(76)	(174)	(72)
Total	$(263)	$(657)	$(249)	$(699)

(1)	Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures”.
(2)	See “Caution related to risk exposures” above.
(3)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

2009 Annual Report	41

20% decline in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
Target return mandates
Insurance	$(168)	$(928)	$(130)	$(984)
Wealth Management	(16)	(234)	(20)	(270)
Shareholders’ equity account	(342)	(152)	(348)	(144)
Total	$(526)	$(1,314)	$(498)	$(1,398)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

30% decline in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
Target return mandates
Insurance	$(252)	$(1,392)	$(195)	$(1,476)
Wealth Management	(24)	(351)	(30)	(405)
Shareholders’ equity account	(513)	(228)	(522)	(216)
Total	$(789)	$(1,971)	$(747)	$(2,097)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

iv)	Impact on net income attributed to shareholders arising from general fund market price risk

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate ten per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below. This impact is based on a point-in-time impact and does not include: (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank. As noted above, if the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

Change in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
10% decrease in market values	$(84)	$(647)	$(74)	$(710)
10% increase in market values	$81	$639	$74	$703

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities supporting policy liabilities of an immediate 20 and 30 per cent decline in market values of publicly traded equities is shown in the table below. This impact is based on the same criteria as outlined in the ten per cent impact.

Change in market value(1) As at December 31, 2009 (Canadian $ in millions)	Publicly traded equities
20% decrease in market values	$(165)
30% decrease in market values	$(248)

(1)	See “Caution related to risk exposures” above.

The potential impact on net income attributed to shareholders arising from non-fixed income assets supporting policy liabilities of a decline in market values will be affected by both how the actual returns compare to the returns used in the valuation of the policy liabilities and how the change in market value affects the portion of future cash flows that are assumed to be in invested in non-fixed income investments. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income. Further, as outlined above, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If a decline in the value of non-fixed income investments reduces the portion of the non-fixed income assets backing those liabilities it could require us to change the investment mix assumed for future policy cash flows, reducing net income.

42	2009 Annual Report

Off-Balance Sheet Products – Key Risk Factors  Market price and interest rate risk arises from off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products as well as the uncertainty of future levels of asset-based fees. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets or bond values would likely increase the cost of guarantees associated with our variable products and reduce asset-based fee revenues. A sustained increase in equity market or bond fund volatility or a decline in interest rates would likely increase the costs of hedging the benefit guarantees provided. Details on our variable annuity and variable life insurance contracts are provided below.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals, (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals, or (b) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period, or in some cases for as long as they live or as long as either they or their spouse live, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Off-Balance Sheet Products – Risk Management Strategies  We seek to mitigate both market price and interest rate risk arising from off-balance sheet variable annuity and insurance products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. We have attempted to design the benefit guarantees and funds we are now offering for sale to meet event risk exposure criteria, based on economic capital and regulatory capital levels, and to achieve desired profit targets in current market conditions. We regularly review and modify product guarantee features, fund offerings and fees with a goal of being able to improve hedge effectiveness and achieve acceptable profit margins in changing market conditions. We have reinsured the benefit guarantee risk on the majority of our U.S. variable annuity business written prior to 2004. In addition, we have hedged, with capital market instruments, the vast majority of our variable annuity and segregated fund guarantee risk related to policies written in 2009 and a portion of our in-force unreinsured policies written prior to 2009. Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the guarantee value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

In 2009 we established plans to reduce the market price and interest rate risk exposure arising from new variable annuity sales. These plans include expanding our hedging programs to the vast majority of new variable annuity sales, repricing and redesigning our variable annuity products with the objective of reducing risk, improving expected profit margins and increasing expected hedge effectiveness, and re-balancing variable annuity sales relative to other lines of business. The hedging programs incorporate a hedging approach described in the “Capital Markets Hedging Program” section below. The plans also include hedging increasing portions of our unhedged in-force variable annuity guarantee business as equity markets improve or interest rates rise to levels that allow our business objectives to be met.

Key risk reduction actions taken in 2009 include the repricing and redesign of variable annuity products in Canada and the U.S., the launch of new products with lower guarantees, and the suspension of sales of certain products in Asia. As well, in April and December 2009 our hedging program was expanded to cover substantially all new variable annuity business written in Canada and Asia respectively and, over the course of the year, we hedged $13 billion of guarantee value on variable annuity business written prior to commencing new business hedging programs.

There can be no assurance that the Company’s exposure to equity and bond fund performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we hedge. Depending on market conditions, which include a sustained increase in equity and bond fund realized volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that our capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged. Please see “Capital Markets Hedging Program”.

Capital Markets Hedging Program  We expanded the capital market hedging program of our variable annuity product guarantees during 2009. The total amount of guarantee value hedged has increased to $24,880 million as at December 31, 2009 from $5,731 million as at December 31, 2008. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity and segregated fund guarantees, and dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the (losses) gains related to the guarantee liabilities hedged because: (a) the performance of the underlying funds hedged may differ from

2009 Annual Report	43

the performance of the corresponding hedge instruments; (b) fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instrument; (c) a small portion of interest rate risk is not hedged; (d) policy liabilities embed some provisions for adverse deviation which are not hedged; and (e) not all other risks are hedged. The risks related to the hedging program are expanded on below.

Since policy liabilities for variable annuity guarantees are determined using long-term forward looking estimates of volatilities and not current implied market volatilities, guarantee policy liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatilities. Long-term forward-looking volatilities assumed for policy liabilities are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity and bond fund volatilities exceed the assumed long-term volatilities, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs. To the extent that our assumptions for long-term forward looking volatilities change, policy liability increases may be required that would have a material impact on financial results.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. Our hedging program assumes long-term assumptions for longevity and policyholder behaviour, since the risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments. The hedges are rebalanced monthly to reflect actual policyholder experience different from long-term assumed levels.

Our capital markets hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and interest rates increase. The capital markets hedging program is highly dependent on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the hedging program there may be additional, unidentified risks that may negatively impact our business and future financial results.

Off-Balance Sheet Products – Risk Exposure Measures

i)	Variable annuity and segregated fund investment related guarantees

Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the in-force guaranteed value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at December 31, (Canadian $ in millions)	2009			2008
	Guarantee value	Fund value	Amount at risk(5)	Guarantee value	Fund value	Amount at risk(5)
Guaranteed minimum income benefit(1)	$9,357	$6,834	$2,535	$12,215	$7,587	$4,716
Guaranteed minimum withdrawal benefit	58,077	51,669	7,962	55,858	40,250	15,689
Guaranteed minimum accumulation benefit	24,749	25,190	2,213	27,224	23,554	4,681
Gross living benefits(2)	$92,183	$83,693	$12,710	$95,297	$71,391	$25,086
Gross death benefits(3)	18,455	13,282	4,414	22,937	14,099	8,975
Total gross of reinsurance & hedging	$110,638	$96,975	$17,124	$118,234	$85,490	$34,061
Living benefits reinsured	$8,012	$5,818	$2,200	$10,049	$5,934	$4,115
Death benefits reinsured	5,985	4,639	1,577	7,960	5,134	3,137
Total reinsured	$13,997	$10,457	$3,777	$18,009	$11,068	$7,252
Total, net of reinsurance	$96,641	$86,518	$13,347	$100,225	$74,422	$26,809
Living benefits hedged	$24,399	$24,137	$1,782	$5,731	$4,237	$1,494
Death benefits hedged	481	317	10	–	–	–
Total hedged(4)	$24,880	$24,454	$1,792	$5,731	$4,237	$1,494
Living benefits retained	$59,772	$53,738	$8,728	$79,517	$61,220	$19,477
Death benefits retained	11,989	8,326	2,827	14,977	8,965	5,838
Total, net of reinsurance and hedging	$71,761	$62,064	$11,555	$94,494	$70,185	$25,315

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)

Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy. For total gross death benefits, guarantee value is $103,821 million (2008 – $113,860 million), fund value is $96,530 million (2008 – $85,490 million) and amount at risk is $12,196 million (2008 – $29,631 million). At December 31, 2009, the average attained age of contract holders of variable annuity contracts with a death benefit in the event of death was 63.2 (2008 – 63.0). As at December 31, 2009, the average attained age of contract holders of variable annuity contracts with living benefits was 62.6 (2008 – 62.2).

(4)	For a description of some of the risks related to hedging, see “Capital Markets Hedging Program” above.

(5)

Amount at risk (in-the-money) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

44	2009 Annual Report

Variable annuity and segregated fund guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038. The policy liability established for these benefits was $1,671 million at December 31, 2009 (2008 – $5,783 million). The year over year reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii)	Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts, and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above:

Life insurance contracts with guaranteed benefits

As at December 31, (Canadian $ in millions)	2009	2008
In the event of death
Account value	$7,520	$7,268
Net amount at risk(1)	$337	$904
Average attained age of contract holders	50	49

(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

iii)	Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2009, the Company incurred and paid death benefits of $317 million (2008 – $190 million) and living benefits of $318 million (2008 – $96 million).

iv)	Investment categories for variable contracts with guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment category

As at December 31, (Canadian $ in millions)	2009	2008
Equity funds	$35,883	$32,362
Balanced funds	53,588	44,425
Bond funds	9,810	8,515
Money market funds	3,497	4,566
Other fixed interest rate investments	1,717	2,890
Total	$104,495	$92,758

v)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields. The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees.

2009 Annual Report	45

The tables below show the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at December 31, (Canadian $ in millions)	2009			2008
Decrease in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(470)	$(960)	$(1,480)	$(380)	$(800)	$(1,250)
Variable product guarantees	(450)	(1,080)	(1,930)	(710)	(1,630)	(2,820)
Total	$(920)	$(2,040)	$(3,410)	$(1,090)	$(2,430)	$(4,070)
Increase in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$490	$1,000	$1,520	$350	$770	$1,210
Variable product guarantees	290	490	600	550	960	1,270
Total	$780	$1,490	$2,120	$900	$1,730	$2,480

(1)	See “Caution related to risk exposures” above.

vi)	Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.

Change in market value of equity funds(1)

For the years ended December 31, (Canadian $ in millions)	2009	2008
10% decline	$(1,100)	$(1,400)
20% decline	$(2,600)	not available
30% decline	$(4,400)	not available
10% increase	$900	not available

(1)	See “Caution related to risk exposures” above.

vii)	Impact on net income attributed to shareholders arising from both variable product and general fund public equity market price risk

The following table combines the sensitivities in table vi) above “Impact on net income attributed to shareholders arising from variable products public equity market price risk” and the column on publicly traded equities in the tables in iv) above “Impact on net income attributed to shareholders arising from general fund market price risk”.

Change in market value of equity funds(1)

For the years ended December 31, (Canadian $ in millions)	2009	2008
10% decline	$(1,200)	$(1,500)
20% decline	$(2,800)	not available
30% decline	$(4,600)	not available
10% increase	$1,000	not available

(1) See “Caution related to risk exposures” above.

viii) Impact on MLI’s MCCSR ratio from general fund and variable products public equity market risk

Changes in equity markets also impact our available and required components of the MCCSR calculation. The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds(1) As at December 31, (percentage points)	2009	2008
10% decline	(11)	(21)
20% decline	(25)	not available
30% decline	(42)	not available
10% increase	13	not available

(1)	See “Caution related to risk exposures” above.

46	2009 Annual Report

Foreign Exchange Risk

Key Risk Factors  Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. In recent quarters, the Canadian dollar has strengthened relative to these currencies causing the reported earnings from our non-Canadian dollar denominated businesses to decrease and our reported shareholders’ equity to decline. To the extent these exchange rates persist or the Canadian dollar continues to strengthen, there would be downward pressure on our reported earnings from non-Canadian dollar denominated businesses. Similarly, there would be downward pressure on our reported shareholders’ equity, and to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced.

Risk Management Strategy  We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. We have a policy of generally matching the currency of the assets in our shareholders’ equity account to the currency of our required capital, with the intention of stabilizing our capital ratios and our capital adequacy relative to economic capital, when foreign exchange rates change. We have established target levels of risk exposure, measured in terms of potential changes in capital ratios due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models. While our risk management strategy is designed to stabilize capital adequacy ratios, the sensitivity of reported shareholders’ equity and income to foreign exchange rate changes is not hedged.

Risk Exposure Measures  The following table shows the impact on shareholders’ equity and net income of a one per cent change in the Canadian dollar relative to our key operating currencies.(1)

As at and for the years ended December 31, (Canadian $ in millions)	Shareholders’ equity		Shareholders’ net income
	2009	2008	2009	2008
1% strengthening relative to U.S. dollar	$(166)	$(189)	$(10)	$12
1% strengthening relative to Japanese yen	$(27)	$(15)	$(3)	$3

(1)

A weakening in rates would have the exact opposite impact to that displayed above. A strengthening or weakening of the average Canadian dollar relative to our key operating currencies can have a significant impact on our net income.

Liquidity Risk

Key Risk Factors Manulife Financial is exposed to liquidity risk in each of our operating companies and in our holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customers deposit balances, reinsurance settlements, derivative instrument settlements, expenses, investment and hedging activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands.

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

In the normal course of business, third party relationship banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically with renewal periods ranging from one year to 20 years. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past two years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2009.

Risk Management Strategy  Global liquidity management policies and procedures are designed to provide adequate liquidity to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

We seek to reduce liquidity risk by diversifying our business and consequent policy liabilities across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our deposit funded businesses by diversifying our funding sources. We forecast and monitor actual daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

2009 Annual Report	47

We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to mitigate derivative counterparty credit risk and assets held as collateral for repurchase funding agreements. Total unencumbered assets as at December 31, 2009 were $203.2 billion.

The market values of our derivative portfolio are periodically stress tested based on shocks to interest rates, underlying indices, and foreign exchange rates to assess the potential collateral requirements under stressed conditions. We aim to hold adequate unencumbered assets to satisfy the potential additional requirements arising under stress scenarios, and to allow our liquidity ratios to remain appropriate.

Consolidated group operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include unencumbered cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. Our strategic liquidity remains above policy targets. In addition to managing the consolidated liquidity levels, each entity maintains sufficient liquidity to meet its stand-alone demands. Manulife Bank has established a liquidity risk management policy framework, managed on a stand-alone basis. As at December 31, 2009 it had liquidity in excess of its policy requirements.

Risk Exposure Measures

Our strategic liquidity ratios are provided in the following table.

	2009		2008
As at December 31, (Canadian $ in millions)	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$99,107	$100,057	$92,361	$93,504
Adjusted policy liabilities	$24,926	$34,535	$23,047	$30,090
Liquidity ratio	398%	290%	401%	311%

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors  Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

Risk Management Strategy  The Credit Committee establishes and oversees execution of our credit risk management program. The committee sets out objectives related to the overall quality and diversification of our general fund investment portfolio and establishes criteria for the selection of counterparties, including derivative counterparties as well as reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs, which form key inputs to our product pricing, policy liabilities, economic capital and earnings at risk.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

48	2009 Annual Report

We have in place derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of A- from internationally recognized rating agencies. We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure, taking into account current exposures and potential future exposures reflecting the level of ceded policy liabilities. We require all reinsurance counterparties and insurance providers to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality, and where appropriate, taking corrective action. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

The Company’s aggregate exposure to credit risk is managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets, newly established in 2009. These targets cover the combined credit risk arising from general fund fixed income investments, loans, derivatives, reinsurance counterparties and insurance providers.

Throughout the recent challenging credit environment, our credit policies and procedures and investment strategies have remained fundamentally unchanged. In response to the current environment, credit exposure in our investment portfolio is being actively managed to reduce risk and mitigate losses, while derivative counterparty exposure is being managed proactively. While defaults and downgrades were generally above the historical average in 2009, there has been continued easing since the third quarter, and there is evidence to suggest continued improvement throughout 2010. Nonetheless, credit losses could remain above the historical average in the future. Throughout 2009, we have paid close attention to credit exposure related to real estate, structured products (particularly those backed by mortgages) and recession-sensitive industries.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account average historical levels and future expectations, with a provision for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates.

Risk Exposure Measures  As at December 31, 2009 and December 31, 2008, for every 50 per cent that credit defaults over the next year exceeded the rates provided for in policy liabilities, net income would be reduced by $73 million and $67 million, respectively. Downgrades could also be higher than assumed in policy liabilities resulting in policy liability increases and a reduction in net income.

The table below shows net impaired assets and allowances for loan losses.

As at December 31, (Canadian $ in millions unless otherwise stated)	2009	2008
Net impaired assets	$1,424	$936
Net impaired assets as a per cent of total invested assets	0.76%	0.50%
Allowance for loan losses	$183	$208

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors  We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behavior are based on Company experience and predictive models. Should actual results be materially worse than those assumed in the design, pricing and sale of products, profits will be unfavourably impacted. Such losses could have a material adverse effect on our results of operations and financial condition. In addition, we review the assumptions we make in determining our policy liabilities periodically and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, so actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected improvements in life expectancy. Policyholder premium payment patterns, policy renewals, and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

2009 Annual Report	49

We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Risk Management Strategy  The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design, product pricing, and reinsurance purchase practices. We have established a broad framework set out by our Product Design and Pricing Policy, and we have established global product design and pricing standards and guidelines, and reinsurance guidelines, aimed to help ensure our product offerings align with our risk taking philosophy and risk targets, and achieve acceptable profit margins. These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations ■ target profit objectives	■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation ■ review and approval processes ■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, with the goal of meeting corporate standards. Corporate Actuarial approves all policy liability valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is US$20 million for a single life (US$25 million for survivorship life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating internationally and insuring a wide range of unrelated risk events.

The Company’s aggregate exposure to each of policyholder behaviour risk and claims risk are managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets newly established in 2009. The policyholder behaviour risk targets cover the combined risk arising from policyholder renewal activity, policy lapses and surrenders, withdrawals, premium payment patterns, fund selections, and other policyholder driven activity. The claims risk targets cover the combined risk arising from mortality, longevity and morbidity.

In recent years, policyholder lapses related to certain policies have been unfavourable compared to expected levels, resulting in experience losses. We have modified policyholder lapse assumptions for the future to reflect the current experience, however should experience deteriorate further, additional policy liability increases may be required. Recent Long-Term Care morbidity experience in the United States has also been unfavourable relative to expected levels. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

Risk Exposure Measures  Fluctuations in claims experience may result in losses. As at December 31, 2009 and December 31, 2008, for every five per cent that actual mortality and morbidity rates over the next year exceed the rates provided for in policy liabilities, net income would be reduced by $170 million and $147 million, respectively.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Key Risk Factors  Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, processing errors, complex modeling, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market and liquidity risk and insurance risk.

50	2009 Annual Report

Risk Management Strategy  Our corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by establishing appropriate internal controls and systems and by seeking to retain trained and competent people throughout the organization. We establish enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing global and local insurance coverage that provide some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage we purchase centrally, considering our enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies.

Legal and Regulatory Risk  The Company is subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. While many of these laws, regulations and regulatory policies are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage our reputation. We are also regularly involved in litigation, both as a plaintiff or defendant, which could result in an unfavourable resolution. Global Compliance oversees our regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company aware of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings. In addition, we have an anti-fraud policy intended to protect the Company, our customers and other related third parties from acts of fraud. We also have an anti-money laundering and anti-terrorist financing policy designed to mitigate the risk associated with these activities. Divisional processes and controls aim to reduce the risk of fraud and Audit Services and Global Compliance periodically assess the effectiveness of the control environment. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” and “Legal Proceedings” in our most recent annual information form.

Technology, Information Security and Business Interruption Risks  Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. We rely upon operational integrity, data integrity, security of information and our systems infrastructure for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. While we have business continuity, information security and other policies, plans and procedures in place to attempt to minimize business disruption and protect confidential information, these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, adversely impact our results of operations and financial condition or damage our reputation. Technology related risks are managed through a systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice designed to ensure to the extent practically possible, key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks  We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and our human resource policies, practices and programs may not be effective in attracting, motivating and retaining high-performing employees. An inability to recruit or retain qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks with Corporate Human Resources managing our global human resource programs. Our executive management is committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees, and to encourage sound risk management by all employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.

2009 Annual Report	51

Model Risk  Our reliance on highly complex models for pricing, valuation and risk measurement, and as input to decision making is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. We continue to enhance our model risk oversight program which includes processes to help validate the inputs, assumptions, calculations, and outputs for critical business models.

Derivatives Risk  Derivatives are used to manage market risks. We mitigate the operational risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.

Environmental Risk  An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Our environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, and is designed to achieve compliance with all applicable environmental laws and regulations. In natural resource management operations, we have specific policies and procedures in place designed to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; climate change; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

52	2009 Annual Report

Capital Management Framework

Manulife manages its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;

■

Ensuring best access to capital markets, striving for target credit ratings and maintaining the confidence of regulators, policyholders, rating agencies, investors and other creditors in order to secure stability and flexibility to operate its businesses; and

■	Seeking to optimize return on capital to meet shareholders’ expectations, subject to capital adequacy constraints established to meet the first two objectives.

Capital is managed in accordance with the Capital Management Policy reviewed and approved by the Board of Directors. The policy establishes guidelines regarding the quantity and quality of capital, capital mobility, credit supply management, integration with risk and financial frameworks and proactive assessments of capital challenges to facilitate timely action to address them.

In establishing target levels of capitalization, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. The primary measures used are ratios comparing available capital to required capital determined using risk based factors and methods. The targets are established based on internal stress and sensitivity testing as well as expectations of key external stakeholders such as regulators and rating agencies. In addition, these are supplemented by an internal capital measurement framework that reflects our own risk view. We establish internal targets for capital adequacy that typically exceed regulatory requirements. This is designed to ensure ongoing compliance with regulatory constraints and to enable us to take into account risk profiles, rating agency expectations and peer comparisons, among other considerations. Management monitors capital against those internal targets and initiates action when it considers appropriate in light of our business objectives.

Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the internal risk-based capital and the regulatory capital levels.

The currency mix of assets supporting capital is consistent with the currency mix of the Company’s required capital. The impact of the currency movements on the capital ratios is thus mitigated as both available and required capital rise (fall) when the Canadian dollar weakens (strengthens).

As part of our annual DCAT, we assess the strength of our capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to our business and risk profile. The 2009 results of this testing indicated that, given the actions taken in 2009, the Company’s capital levels provided for sufficient assets to discharge liabilities and guarantee obligations in the various adverse scenarios tested. These scenarios included tests of risks related to equity markets, credit and interest rates and reinsurer default, amongst others.

Capital quality is maintained by limiting the amount of leverage capital or non-permanent equity capital in the capital structure. The composition of capital between equity and other instruments remains well within regulatory constraints and the Company’s rating is an important consideration in determining the appropriate amount of leverage. The Company monitors and rebalances its capital mix through capital issuances, capital repurchases and redemptions.

The following measure of available capital serves as the foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by OSFI.

MFC Consolidated Capital

As at December 31, (Canadian $ in millions)	2009	2008	2007
Total equity	$28,907	$27,197	$24,090
Less AOCI (loss) on cash flow hedges	(48)	(325)	(36)
Total equity less AOCI (loss) on cash flow hedges	$28,955	$27,522	$24,126
Liabilities for preferred shares and qualifying capital instruments	4,037	3,121	3,010
Non-controlling interest in subsidiaries	202	217	146
Total capital	$33,194	$30,860	$27,282

Note:	Total equity includes unrealized gains and losses on AFS bonds and AFS equities, net of taxes. In 2009, the current period net unrealized gain or loss on AFS bonds is no longer part of OSFI regulatory capital. As at December 31, 2009, the gain on AFS bonds, net of taxes, was $572 million.

In 2009, the Company’s capital increased by $2.3 billion compared to prior year. The increase was primarily due to the common equity issuance of $2.5 billion, innovative capital issuance of $1 billion, preferred share issuance of $0.8 billion, net income of $1.4 billion and unrealized gains on AFS assets of $1.1 billion, partially offset by a reduction of $3.4 billion from currency translation of net foreign operations and $1.1 billion of shareholder dividends paid in cash.

Senior debt raised by MFC, amounting to $3.8 billion at December 31, 2009, is not viewed as capital at the MFC level, consistent with its treatment by OSFI. However, all or some of the funds raised through unsubordinated indebtedness can be downstreamed into operating entities in a form that qualifies as regulatory capital at the subsidiary level, or can be used in other ways that create financial leverage. Rating agencies expect companies to limit such financial leverage to levels appropriate for their ratings.

2009 Annual Report	53

Each quarter the ARMC reviews the Company’s capital position. Annually, the Appointed Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Common Shareholder Dividend and Target Dividend Payout Ratio

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of adjusted earnings from operations. See “Normalized Earnings and Adjusted Earnings from Operations” above. On August 6, 2009, the Company announced a decrease in the quarterly shareholders’ dividend from $0.26 to $0.13 per common share.

On May 7, 2009, the Company announced a new Dividend Reinvestment Plan (“DRIP”) which allowed for issuance of common shares from treasury with a discount, at the discretion of the Company. For all four quarterly dividends in 2009, the Company elected to issue DRIP shares from treasury with a discount of three per cent. Shareholder participation grew steadily over the period to levels which resulted in a meaningful retention of capital through the DRIP facility.

The dividends per common share paid in cash or shares and the common share dividend payout ratio in the last three years were:

For the years ended December 31,	2009	2008	2007
Dividends per common share paid in cash or shares	$0.78	$1.00	$0.88
Common share dividend payout ratio	94%	307%	31%

In 2009, the common share dividend payout ratio was 123 per cent for the first half of the year. It decreased in the later half of 2009 due to the dividend reduction.

Capital and Funding Activities

In analyzing capital at the MFC consolidated level, we primarily consider equity as well as subordinated long-term instruments, in alignment with OSFI’s regulatory capital definitions. We also raise senior debt from MFC which may be deployed in our downstream entities as capital.

Manulife Financial actively managed its capital in 2009, raising funds and repaying debt to achieve its capital objectives in an optimal way.

In 2009, we raised $5,900 million of funding of which $2,500 million was common equity and $3,400 million was other funding. Details of these activities are provided below. Part of the proceeds were used to repay a $2 billion term bank loan.

On November 30, 2009, we issued $2,500 million of common shares sold to a syndicate of underwriters in a “bought deal” public offering. The equity was raised through the issuance of 131.6 million shares for $19 per share and the net proceeds of the transaction were $2,412 million. The net proceeds of this offering were invested in MLI.

In addition, in 2009, MFC issued 7.7 million common shares for a total consideration of $166 million pursuant to the acquisition of a subsidiary as well as the exercise of stock options and the settlement of deferred share units. MFC also issued 8.4 million common shares for a total consideration of $179 million under the DRIP and share purchase plans.

MFC also issued other forms of capital during the year. On March 4, 2009, the Company issued 18 million Non-Cumulative Five Year Rate Reset Class A Preferred Shares, Series 4 at a price of $25 per share and a rate of 6.6%, for an aggregate amount of $450 million.

On June 3, 2009, MFC issued 14 million Non-Cumulative Five Year Rate Reset Class 1 Preferred Shares, Series 1 at a price of $25 per share and a rate of 5.6%, for an aggregate amount of $350 million.

On July 10, 2009, MLI issued a $1,000 million note constituting senior indebtedness with a rate of 7.535% to Manulife Financial Capital Trust II. The entity, in turn, issued $1,000 million 7.405% Manulife Financial Capital Trust II Notes – Series 1 due December 31, 2108 (MaCS II). The structure constitutes Innovative Tier 1 capital for MLI and for MFC on a consolidated basis.

In addition to the above capital activities, the following financing transactions took place during the year.

On April 8, 2009, MFC raised $600 million of 7.768% medium term notes constituting senior indebtedness maturing in 2019.

On June 2, 2009, MFC raised $1,000 million of 4.896% medium term notes constituting senior indebtedness maturing in 2014.

The five year bank term loan from leading Canadian banks, originally entered into on November 6, 2008 for $3 billion and reduced to $2 billion in December 2008, was repaid in full in 2009.

Regulatory Capital Position

The Company monitors and manages consolidated capital for MFC in compliance with the OSFI Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined in accordance with the guideline. The capital position of the consolidated MFC holding company remains in excess of our internal targets.

54	2009 Annual Report

With the completion of the reorganization of our U.S. life insurance subsidiaries at December 31, 2009, all U.S. operating entities are now held under MLI. MFC’s primary operating activities are now all conducted within MLI or its subsidiaries, other than some reinsurance business undertaken outside the MLI consolidated framework.

MLI is regulated by OSFI and is subject to consolidated risk based capital requirements using the OSFI MCCSR framework. MLI’s MCCSR ratio as at December 31, 2009 was 240 per cent (2008 – 234 per cent as reported, i.e., not inclusive of the U.S. subsidiary reorganization completed at year-end 2009), well in excess of OSFI’s target of 150 per cent. The key driver of the higher ratio in 2009 was the net increase in MLI’s available capital reflecting capital issuances partly offset by dividends paid to MFC.

During the year, the Company took actions to strengthen the regulatory capital position of MLI through issuance of innovative capital and through MFC’s increased capital investment using externally raised funds or redeploying excess financial resources. Required capital was reduced through an external reinsurance transaction in the first quarter of 2009, but this was offset by operational growth resulting in required capital remaining essentially flat. The positive impact of those actions on MLI’s MCCSR ratio was partly offset by the reorganization of the U.S. operations.

MLI’s non-consolidated operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2009, with their capital ratios exceeding or within their internal target ranges. In particular Manulife Canada Ltd., an OSFI regulated Canadian operating insurance company, had an MCCSR ratio of 219 per cent, above the regulatory target of 150 per cent.

Credit Ratings

The Company’s credit ratings remain among the highest of global life insurance companies. Global economic turmoil has adversely impacted financial flexibility of many companies, and rating agencies have overall concerns regarding current issues affecting the insurance industry. Manulife Financial, like many of its industry peers, has experienced recent rating downgrades. In the past year, Standard and Poor’s lowered the AAA financial strength ratings of our operating companies to AA+ with a negative outlook, Moody’s lowered our ratings from Aa1 to Aa3 with a stable outlook, Fitch lowered our ratings from AA+ to AA with a negative outlook and A.M. Best lowered our rating from A++ to A+ with a stable outlook. DBRS confirmed our ratings at IC-1 with a stable outlook.

The following table summarizes our operating company ratings as at March 19, 2010.

Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA+	Aa3	IC-1	AA	A+
John Hancock Life Insurance Company (U.S.A.)	AA+	Aa3	Not Rated	AA	A+
Manulife (International) Limited	AA+	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA+	Not Rated	Not Rated	Not Rated	Not Rated

2009 Annual Report	55

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described below. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the prudent end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality  Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force life insurance policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Where mortality rates are lower than assumed for life insurance the result is favourable, and where mortality rates are higher than assumed for payout annuities, mortality results are favourable. Overall 2009 experience was favourable when compared with our assumptions. Consistent with this experience, changes to future expected mortality assumptions in the policy liabilities in 2009 resulted in a reduction in policy liabilities.

Morbidity  Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Our most significant morbidity risk relates to future expected claims costs for long term care insurance. Overall 2009 experience was unfavourable when compared with our assumptions. Consistent with this experience, changes in future expected long-term care claims cost assumptions in the policy liabilities in 2009 resulted in an increase in policy liabilities. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

56	2009 Annual Report

Policy Termination and Premium Persistency  Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2009 experience was unfavourable when compared to our assumptions. A number of revisions were made to future expected policyholder behaviour assumptions in 2009 to reflect the emerging experience resulting in significant increases in policy liabilities in 2009.

Expenses and Taxes  Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2009 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns  We segment assets to support liabilities by business segment and geographic market and establish investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2009, actual investment returns were unfavourable when compared to our assumptions. Unfavourable results from credit losses, interest rate movements and most non fixed income asset classes including real estate offset the favourable impact of good public equity markets. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies.

Foreign Currency  Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products  Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. This limitation is reported as an additional margin and is shown in segregated fund non-capitalized margins.

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31,

(Canadian $ in millions)	2009	2008
Best estimate actuarial liability	$103,844	$102,731
Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$7,663	$8,168
Policyholder behavior (lapse/surrender/premium persistency)	2,975	3,249
Expenses	1,243	1,165
Investment risks (non-credit)	15,601	16,588
Investment risks (credit)	1,534	1,398
Segregated fund guarantees	1,405	4,747
Other	40	362
Total Provision for Adverse Deviation (PfAD)	$30,461	$35,677
Segregated funds – additional margins	11,627	9,144
Total of PfAD and additional segregated fund margins	$42,088	$44,821

[1]

Reported actuarial liabilities as at December 31, 2009 of $134,305 million (2008 – $138,408 million) are composed of $103,844 million (2008 – $102,731 million) of best estimate actuarial liability and $30,461 million (2008 – $35,677 million) of PfAD.

2009 Annual Report	57

The change in PfAD from period to period is impacted by changes in liability and asset composition and also by movements in currency and movements in interest rates.

The table below shows the attribution of PfAD movement from December 31, 2008 to December 31, 2009:

(Canadian $ in millions)

PfAD as at December 31, 2008	$35,677
Attribution:
Currency movement	(4,200)	Decline in U.S. and Japan currency in 2009 relative to the Canadian dollar
Fair value movement in supporting assets	1,000	Expected fair value movement in liabilities before considering asset/liability mismatches
Other impacts of investment market movements	(800)	Increase from liability duration longer than assets more than offset by reduction in difference between net valuation interest rates versus implied forward curve rates
Segregated funds	(2,800)	Impact of improved equity market levels
Other PfAD movements	1,584	Largest item is an increase in investment risk (non-credit) due to changes in asset/liability cash flow matching profile
PfAD as at December 31, 2009	$30,461

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Sensitivity of Policy Liabilities to Changes in Non-economic Assumptions

For the years ended December 31, (Canadian $ in millions)	Increase (Decrease) in After-Tax Income
	2009	2008
Policy Related Assumptions
2% adverse change in future mortality rates
Products where an increase in rates increases policy liabilities	$ (200)	$ (300)
Products where a decrease in rates increases policy liabilities	(300)	(200)
5% increase in future morbidity rates	(1,100)	(900)
10% adverse change in future termination rates	(1,000)	(800)
5% increase in future expense levels	(300)	(300)

■

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

■

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

58	2009 Annual Report

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

For the years ended December 31, (Canadian $ in millions)	Increase (Decrease) in After-Tax Income
	2009		2008
	increase	decrease	increase	decrease
Asset Related Assumptions Updated Quarterly
100 basis point parallel change in market interest rates(1)	$1,600	$(2,200)	$1,100	$(1,300)
10% change in public equity market values	1,000	(1,200)	1,400	(1,500)
10% change in other non-fixed income market values	600	(600)	700	(700)
Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income re-investment rates(2)	1,200	(1,700)	1,000	(1,300)
100 basis point change in future annual returns for public equities(3)	1,000	(1,000)	1,100	(1,200)
100 basis point change in future annual returns for other non fixed income assets(4)	2,200	(2,300)	2,300	(2,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(5)	(300)	400

(1)

Changes in market interest rates reflect a change to the current market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. All interest rates are assumed to move in parallel (i.e., government bond rates, swap rates, corporate bond rates and other debt rates).

(2)

The long-term URRs are assumed to be changed, however starting interest rates are assumed left unchanged at current levels. Current URRs for risk free bonds in Canada are 2.4% per annum and 4.0% per annum for short and long-term bonds respectively, and in the U.S. are 2.2% per annum and 4.2% per annum for short and long-term bonds respectively.

(3)

Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong. These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation. The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $800 million (2008 – $900 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(900 million) (2008 – $(1,000 million)).

(4)	Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.

(5)

Volatility assumptions for public equities are based on long-term historic observed experience and are 16.55% per annum in Canada and 15.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.3% per annum in Hong Kong.

The increase in the sensitivity to changes in market interest rates is primarily due to the impact of the current lower market interest rates on liabilities with minimum interest guarantees and the impact of changes in lapse assumptions. Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, which is a gradual decline in market interest rates from current market levels to lower assumed ultimate re-investment rates over 20 years, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum prescribed levels. The decrease in sensitivity to public equity market values reflects the impact of significantly improved equity markets in 2009, which has both reduced the liability for existing segregated fund guarantees and reduced the sensitivity of this liability to changes in equity market levels. Additional sensitivity reduction resulted from the increase in the amount of business that is hedged. Sensitivity to other non-fixed income assets has increased from 2008 due to additional acquisitions of non-fixed income assets in 2009 in support of the Company’s long-term investment strategy and the inclusion of the impact of future income taxes.

Review of Actuarial Methods and Assumptions

The 2009 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $1,878 million. Net of the impacts on participating surplus, minority interests, and restatement of prior period retained earnings, this resulted in a decrease in 2009 shareholders’ income of pre-tax $1,624 million.

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Impact of 2009 Review by Category of Change

(Canadian $ in millions)

Assumption
Mortality / morbidity	$485	Driven by increases due to impact from higher projected net long-term care claims costs. Partially offsetting these increases were reductions from mortality releases in Japan and the Reinsurance Division.
Lapses and other policyholder behaviour	1,505	$806 of the increase is attributed to the lapse modeling for variable annuities in the U.S. and Japan to better reflect emerging recent surrender experience on policies that are in-the-money. The balance is due to strengthening of policy liabilities for lowering of expected termination rates for a number of long duration protection businesses, most notably life insurance in Japan, U.S. and Canada, and U.S. Group Long-Term Care.
Expense	(138)	This is attributed to reductions in investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses primarily in U.S. Fixed Annuities.
Investment returns	(320)	There was a material release from the refinement to the modeling of future investment and re-investment strategies in a number of businesses, most materially Long-Term Care. Offsetting these releases were increases in policy liabilities to reflect a net reduction in ultimate re-investment rates for shorter term investments and updating equity assumptions in the stochastic parameters for variable annuity business.
Other valuation model refinements and assumption updates	346	A number of business specific modeling adjustments were made to enhance the existing projection of future cash flows on in-force business, resulting in a net decrease in policy liabilities. These were partially offset by a net increase from harmonizing the modeling of certain asset related items across businesses.
Total	$1,878

Note: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

The annual review of policy liabilities assumptions took place in the third quarter of 2009, and the impact of that review was an increase in reserves of $1,064 million. The balance, $814 million, represents the impact of the review of assumptions and methodologies that took place in the first, second and fourth quarters of 2009.

In 2008, the annual review of policy liabilities assumptions took place in the fourth quarter. The 2008 review resulted in a decrease in reserves of $506 million. The impact of the review of assumptions and methodologies that took place in the first three quarters of 2008 was an increase in reserve of $24 million.

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2009 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2009	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344
New business	801	4,665	1,372	(232)	(19)	–	6,587
In-force movement	7,476	(7,161)	2,235	1,509	(58)	(239)	3,762
Changes in methods and assumptions	165	456	102	737	132	15	1,607
Currency impact	(8,358)	(5,231)	(4)	(2,829)	(216)	25	(16,613)
Total net changes	$84	$(7,271)	$3,705	$(815)	$(161)	$(199)	$(4,657)
Balance, December 31, 2009	$54,004	$29,384	$38,876	$17,877	$1,693	$(147)	$141,687

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the US dollar and Japanese Yen. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $7,161 million for in-force movements on the US Wealth Management block includes $2,438 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized, as well as a material reduction in reserves for segregated fund guarantee products from improved equity markets. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The decrease in the Corporate and Other segment is related to the transfer of certain reserves held in this segment at prior year end back to the operating units.

60	2009 Annual Report

The increase of $1,607 million from changes in methods and assumptions is net of $271 million which was reflected as an adjustment to the 2008 opening policy liabilities at then-current foreign exchange rates. This change in methods and assumptions results in a decrease in pre-tax earnings.

Of the $10,349 million net increase in policy liabilities related to new business and in-force movement, $9,944 million is an increase in actuarial liabilities. The remaining is an increase of $405 million in other policy liabilities.

2008 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2008	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
Prior year end restatement	228	–	–	–	–	–	228
Revised Balance, January 1, 2009	$41,324	$30,648	$36,649	$13,913	$1,621	$495	$124,650
New business	846	4,447	289	(99)	(26)	–	5,457
In-force movement	2,580	(5,238)	(1,627)	622	(46)	(684)	(4,393)
Changes in methods and assumptions	(660)	(109)	(146)	168	36	229	(482)
Currency impact	9,830	6,907	6	4,088	269	12	21,112
Total net changes	$12,596	$6,007	$(1,478)	$4,779	$233	$(443)	$21,694
Balance, December 31, 2008	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344

The restatement of the January 1, 2008 policy liabilities reflects a correction of policy data for Long-Term care business dating to the John Hancock acquisition, and is shown at December 31, 2007 balance sheet exchange rates.

The increase in policy liabilities from currency reflects the appreciation of the U.S. dollar and Japanese Yen versus the Canadian dollar. As assets are currency matched to liabilities, the increase in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,238 million for in-force movements on the U.S. Wealth Management block includes $2,985 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The decrease in the Corporate and Other segment is related to an Accident and Health block for which the liabilities are held in the Corporate segment.

The decrease of $482 million from changes in methods and assumptions results in an increase in pre-tax earnings. For earnings attribution this amount is allocated to the Corporate Division but for balance sheet purposes the impact remains with the business units.

Of the $1,064 million net increase in policy liabilities related to new business and in-force movement, $1,280 million is an increase in actuarial liabilities. The remaining is a decrease of $216 million in other policy liabilities.

Evaluation of Invested Asset Impairment

AFS equity and fixed income securities are carried at fair market value, with changes in fair value recorded in Other Comprehensive Income (“OCI”). AFS securities are considered impaired when fair value falls below their original cost. Impaired securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in income at such time as the impairment is determined to be other than temporary.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings, when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment is other than temporary and in assessing fair values and recoverable values. Key matters considered include economic factors, company and industry specific developments and specific issues with respect to single issuers and borrowers. For fixed income securities, the Company’s ability and intent to hold a security may also be considered in the impairment assessment.

Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 8 to the consolidated financial statements.

Variable Interest Entities (“VIEs”)

When an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined under GAAP. When the Company is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated into the general fund and certain VIEs have been consolidated on the segregated funds statements of net assets. The Company uses a variety

2009 Annual Report	61

of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze whether it is the primary beneficiary of any entities that are determined to be VIEs. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.

Pensions and Other Post-Employment Benefits

The Company has a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, and compensation increase rates. These assumptions are determined by management and are reviewed annually. Differences between actual and assumed experience will affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of estimated liabilities to these assumptions, are presented in note 16 to the consolidated financial statements.

The funding of defined benefit plans is also subject to various projections and assumptions based on the demographic profile of the membership, expected rates of return on plan assets, and compensation increase rates.

The Company’s broad-based pension plans are funded in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. During 2009, the Company contributed $48 million (2008 – $50 million) to the broad-based pension plans and as at December 31, 2009, the shortfall of fair value of plan assets over plan liabilities amounted to $167 million (2008 – $324 million), as presented in note 16 to the consolidated financial statements. The next required valuations for funding purposes are as at September 1, 2011 and January 1, 2010 for the Company’s largest registered Canadian and U.S. plans respectively. For 2010, the minimum funding requirement for the Company’s largest registered Canadian and U.S. plans is expected to be in the range of $20 to $50 million. However, future Company contribution amounts may change upon the Company’s review of its contribution levels during the year.

The Company’s supplemental pension plans for executives are for the most part unfunded. As at December 31, 2009, the shortfall of fair value of plan assets over plan liabilities amounted to $712 million (2008 – $728 million), as presented in note 16 to the consolidated financial statements.

The Company reviews the appropriateness of the plans’ investment policy on a regular basis and was in compliance with the investment policy throughout the year. The current asset mix and level of investment risk of the Company’s pension plans reflects their long-term nature.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is recognized whenever an amount is recorded for accounting purposes but not for tax purposes or vice versa. Future tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences.

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2009, the Company recorded additional charges of US$187 million after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of all the leveraged leases be fully denied, the maximum after-tax exposure including interest would be an additional estimated US$284 million as at December 31, 2009.

The Company expects that it will go to trial in tax court in 2011, related to this matter, and although the Company believes it has compelling facts and circumstances that differentiate its case from other taxpayers, there is no assurance that the Company will be successful. The Company continues to monitor and assess the facts and circumstances in this matter. Subsequent to year end, there was another court case that was decided unfavourably for the taxpayer. Accordingly, the Company has assessed its position in relation to these recent developments and expects to take an additional provision of approximately US$94 million in the first quarter of 2010.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Goodwill is tested at the reporting unit level. The tests performed in 2009 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives. However, given the impact of the economic conditions and changes in product mix, the results of our goodwill testing for U.S. Insurance and U.S. Wealth Management indicated a lower margin of fair value in excess of carrying value than in prior years. The goodwill testing for 2010 will be updated based on the conditions that exist in 2010 and may result in an impairment charge, which could be material.

62	2009 Annual Report

Under IFRS, once adopted, the tests will be performed at the cash generating unit level, a more granular level than a reporting unit. Based on current information, the Company expects that the testing at this more granular level may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material.

Changes in Accounting Policies

Goodwill and intangible assets

Effective January 1, 2009, the Company adopted the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” and nullified the CICA’s EIC Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period.” Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. As a result of adopting Section 3064 on January 1, 2009, the Company reclassified $249 million of software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheet.

Impairment and classification of financial assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with International Financial Reporting Standards (“IFRS”). The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost. Loans and receivables expected to be sold immediately or in the near term are classified as trading and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as AFS. Impairments for debt securities classified as loans are assessed and recorded using the incurred credit loss model of Section 3025. The amendments required reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments were effective for the Company on January 1, 2009. The impact of adoption was an increase of $3 million net of taxes, to net income, as a result of impairment reversals on AFS bonds. There were no reclassifications of financial instruments as a result of these amendments.

Disclosure about financial instruments

In June 2009, amendments were incorporated into Section 3862 “Financial Instruments – Disclosures” to conform with changes made to IFRS 7 “Financial Instruments: Disclosures”. These amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments are applicable for the 2009 consolidated financial statements and the new required disclosures are included in notes 8 and 19 to the consolidated financial statements.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is currently assessing the first time adoption and transitional options under IFRS. Not all accounting policy decisions or elections have been finalized to date and until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results can not be determined. The Company expects to elect the one-time option to reset the cumulative translation account to zero upon adoption of IFRS to facilitate the translation of self sustaining foreign operations prospectively. Additionally, the Company does not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead apply the IFRS requirements prospectively. The Company is evaluating the potential financial statement impact of these and other identified differences between Canadian GAAP and IFRS, including:

■	testing for impairment of goodwill under IFRS at a more granular level than Canadian GAAP;

■

products that do not meet the definition of insurance under IFRS will be measured as a financial liability at amortized cost or fair value, if elected. Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an accounting mismatch with the measurement of the liability. Currently such bonds are measured at fair value under the fair value option under Canadian GAAP;

■	additional embedded derivatives within insurance contracts requiring separate measurement at fair value under IFRS;

■	measurement of certain invested assets including real estate, agricultural assets and leveraged leases;

■	certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement;

■	measurement of employee future benefits;

■	determination of stock-based compensation expense;

■	changes to tax accounting, including the tax effects of the above noted changes, are expected to arise;

2009 Annual Report	63

■	additional assets and liabilities from off-balance sheet entities may need to be consolidated; and

■	reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Based on the analysis performed to date, except as noted below, we do not expect that the ongoing accounting differences will have a significant impact on the financial statements. The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material. Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS will be recorded in opening retained earnings upon adoption and could have a material impact on shareholders equity.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

A part of the IFRS transition process the Company is evaluating its effect on regulatory capital requirements. At this stage the impact on capital requirements as a result of IFRS adoption is unknown.

Throughout 2009, we continued to manage the implementation of IFRS through the completion of activities and deliverables under our overall transition plan to support the key areas of impact noted above. This plan includes the education of internal and external stakeholders, modifications to internal controls over financial reporting for the key changes under IFRS and ensuring that project resourcing remains appropriate. We do not expect to make significant systems changes as a result of the adoption of IFRS. As we prepare for our transition, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly. As part of this plan we expect to commence a parallel run to capture IFRS comparative information for fiscal 2010. This process is expected to begin in March 2010. Our transition status is currently on-track in accordance with our overall implementation plan.

As indicated above, the IFRS standard for insurance contracts is currently being developed. It is not targeted to become effective, and therefore adopted, until at least 2013. The insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations, and therefore the proposals may lead to a large initial increase in required capital upon adoption, as well as significant go-forward volatility in our reported results and regulatory capital. This in turn could have significant negative consequences to our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 21 to the consolidated financial statements.

For periods prior to the first quarter of 2009 under U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to the lower of cost or fair market value.

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).

Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Practices

The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2009, the Company’s net assets, determined in accordance with Canadian GAAP, exceeded the minimum solvency margin required by Hong Kong insurance regulations.

64	2009 Annual Report

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2009, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the ARMC, the CEO and CFO.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2009.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the consolidated financial statements of the Company for the year ended December 31, 2009. Their report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2009, the Company’s contractual obligations and commitments are as follows:

Payments due by period (Canadian $ in millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt (1)	$4,427	$197	$741	$1,628	$1,861
Liabilities for capital instruments(1) (2)	15,341	225	410	397	14,309
Purchase obligations	512	341	143	28	–
Operating leases	660	114	177	120	249
General fund policyholder liabilities(3)	480,283	10,947	13,508	12,685	443,143
Bank deposits and consumer notes(1)	16,274	13,949	1,006	710	609
Other	511	261	81	52	117
Total contractual obligations	$518,008	$26,034	$16,066	$15,620	$460,288

(1)

The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2010 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2009 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

(2)

Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

(3)

General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).

2009 Annual Report	65

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2009, there were $2,833 million of investment commitments (2008 – $2,722 million), of which $1,550 million matures within one year (2008 – $1,659 million), $1,144 million within one to three years (2008 – $985 million), $121 million matures within three to five years (2008 – $56 million) and $18 million matures after five years (2008 – $22 million).

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. Note 17 of the annual consolidated financial statements describes the entities with which the Company has significant relationships.

Legal and Regulatory Proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations. The Company is not currently aware that any other regulatory body is considering commencing proceedings based on the Company’s disclosure obligations. However, there can be no assurance that additional regulatory proceedings will not be commenced in the future.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include: Normalized Earnings, Adjusted Earnings from Operations, Return on Common Shareholders’ Equity; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; and Impact on Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

In our second quarter report in the section entitled “Normalized Earnings”, the Company estimated Normalized Earnings for the third and fourth quarters in 2009 and all quarters in 2010, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations” above. In this report, we have compared our estimate of normalized earnings with the adjusted earnings from operations for the fourth quarter excluding specified items that were excluded in arriving at our estimate of normalized earnings. The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on common shareholders’ equity  is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding AOCI on AFS securities and cash flow hedges.

66	2009 Annual Report

Return on Common Shareholders’ Equity

(Canadian $ in millions)	Quarterly Results		Year Ended
	4Q09	4Q08	2009	2008
Net income (loss) available to common shareholders per consolidated statement of operations	$848	$(1,878)	$1,338	$487
Opening total equity available to common shareholders	$24,812	$24,236	$26,496	$23,370
Closing total equity available to common shareholders	27,405	26,496	27,405	26,496
Weighted average total equity available to common shareholders	$26,108	$25,366	$25,845	$24,364
Opening AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	$442	$(87)	$(846)	$1,291
Closing AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	564	(846)	564	(846)
Adjustment for average AOCI	$(503)	$467	$126	$(352)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$25,605	$25,833	$25,971	$24,012
ROE based on weighted average total equity available to common shareholders (annualized)	12.9%	(29.4)%	5.2%	2.0%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	13.1%	(28.9)%	5.2%	2.0%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2008.

Premiums and deposits  is a measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents  are part of premiums and deposits. The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

Premiums and Deposits

(Canadian $ in millions)	Quarterly Results		Year Ended
	4Q09	4Q08	2009	2008
Premium income per Consolidated Statement of Operations	$4,731	$7,022	$22,946	$23,252
Deposits from policyholders per Consolidated Statement of Segregated Funds Changes in Net Assets	7,343	8,847	29,084	34,205
Premiums and deposits per financial statements	$12,074	$15,869	$52,030	$57,457
Mutual fund deposits	2,378	1,824	8,733	9,473
Institutional advisory account deposits	363	1,025	4,492	5,798
ASO premium equivalents	663	633	2,629	2,488
Group Benefits ceded premiums	919	–	2,760	–
Other fund deposits	138	142	626	534
Total premiums and deposits	$16,535	$19,493	$71,270	$75,750
Currency impact	1,699	–	(3,567)	–
Constant currency premiums and deposits	$18,234	$19,493	$67,703	$75,750

Funds under management  is a measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under Management

As at December 31, (Canadian $ in millions)
	2009	2008
Total invested assets per Consolidated Balance Sheet	$187,470	$187,501
Total segregated funds net assets per Consolidated Statement of Segregated Funds	191,741	165,380
Less: segregated funds held by the Company per Consolidated Statement of Segregated Funds	(118)	(220)
Funds under management per financial statements	$379,093	$352,661
Mutual funds	33,370	25,629
Institutional advisory accounts (excluding segregated funds)	20,906	20,633
Other funds (excluding segregated funds)	6,248	5,584
Total funds under management	$439,617	$404,507
Currency impact	55,405	–
Constant currency funds under management	$495,022	$404,507

2009 Annual Report	67

The definition we use for capital serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of: total equity excluding AOCI on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and qualifying capital instruments.

Total Capital

As at December 31, (Canadian $ in millions)
	2009	2008
Total equity per Consolidated Balance Sheets	$28,907	$27,197
Less: AOCI (loss) on cash flow hedges per Consolidated Balance Sheets	(48)	(325)
Add: liabilities for preferred shares and qualifying capital instruments	4,037	3,121
Add: non-controlling interest in subsidiaries	202	217
Total capital	$33,194	$30,860

Impact on shareholders’ economic value  is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008
Revenue
Premium income
Life and health insurance(1)	$3,582	$3,601	$3,591	$4,278	$4,460	$4,017	$3,865	$3,679
Annuities and pensions	1,149	1,922	2,129	2,694	2,562	1,841	1,507	1,321
Total premium income	$4,731	$5,523	$5,720	$6,972	$7,022	$5,858	$5,372	$5,000
Investment income	2,061	2,082	2,061	1,837	1,786	1,750	2,230	2,328
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes(2)	(1,441)	4,661	2,145	(2,103)	1,519	(3,150)	(1,462)	(703)
Other revenue	1,620	1,486	1,459	1,293	1,323	1,369	1,418	1,343
Total revenue	$6,971	$13,752	$11,385	$7,999	$11,650	$5,827	$7,558	$7,968
Income (loss) before income taxes	$981	$(701)	$1,695	$(2,127)	$(2,596)	$677	$1,345	$1,151
Income tax (expense) recovery	(136)	563	89	1,056	727	(170)	(347)	(290)
Net income (loss)	$845	$(138)	$1,784	$(1,071)	$(1,869)	$507	$998	$861
Net income (loss) attributed to shareholders	$868	$(172)	$1,774	$(1,068)	$(1,870)	$510	$1,008	$869
Basic earnings (loss) per common share	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.34	$0.67	$0.57
Diluted earnings (loss) per common share	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.33	$0.66	$0.57
Segregated funds deposits	$7,343	$6,091	$7,391	$8,259	$8,847	$7,689	$8,472	$9,197
Total assets – general fund	$205,140	$208,075	$207,768	$214,055	$211,025	$181,914	$180,071	$182,153
Segregated funds net assets	$191,741	$188,148	$178,161	$164,464	$165,380	$166,098	$176,395	$175,248
Weighted average common shares (in millions)	1,669	1,615	1,611	1,610	1,519	1,492	1,497	1,498
Diluted weighted average common shares (in millions)	1,673	1,615	1,616	1,610	1,519	1,503	1,508	1,509
Dividends per common share	$0.13	$0.13	$0.26	$0.26	$0.26	$0.26	$0.24	$0.24
CDN$ to $1US – Balance Sheet	1.0466	1.0722	1.1625	1.2602	1.2246	1.0599	1.0186	1.0279
CDN$ to $1US – Statement of Operations	1.0562	1.0979	1.1668	1.2456	1.2118	1.0411	1.0101	1.0042

(1)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)

For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

68	2009 Annual Report

Selected Annual Financial Information

As at and for the years ended December 31, (Canadian $ in millions, except per share amounts)	2009	2008	2007
Total assets	$205,140	$211,025	$176,458
Long-term financial liabilities:
Long-term debt	$3,308	$3,689	$1,820
Non-controlling interest in subsidiaries	202	217	146
Liabilities for preferred shares and capital instruments	4,581	3,674	3,010
	$8,091	$7,580	$4,976
Dividend per common share	$0.78	$1.00	$0 .88
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$1.16252	$1.16252
Cash dividend per Class A Share, Series 3	$1.125	$1.125	$1.125
Cash dividend per Class A Share, Series 4	$1.3087
Cash dividend per Class 1 Share, Series 1	$0.76425

Additional Information Available

Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.

Outstanding Shares – Selected Information

Class A Shares, Series 1

As at March 16, 2010, MFC had 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Common Shares

As at March 16, 2010, MFC had 1,757,792,901 common shares outstanding.

2009 Annual Report	69

Consolidated Financial Statements

71	Responsibility for Financial Reporting

72	Appointed Actuary’s Report to the Shareholders

72	Independent Auditors’ Report to the Shareholders

73	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

74	Consolidated Balance Sheets

75	Consolidated Statements of Operations

76	Consolidated Statements of Equity

77	Consolidated Statements of Comprehensive Income (Loss)

78	Consolidated Statements of Cash Flows

79	Segregated Funds Consolidated Statements of Net Assets

79	Segregated Funds Consolidated Statements of Changes in Net Assets

80	Notes to Consolidated Financial Statements

70	2009 Annual Report

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Donald A. Guloien President and Chief Executive Officer	Michael W. Bell Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

March 19, 2010

2009 Annual Report	71

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2009 and 2008 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Simon Curtis, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

March 19, 2010

Independent Auditors’ Report to the Shareholders

We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2009 and 2008 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2009 and 2008 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 19, 2010

72	2009 Annual Report

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Manulife Financial Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2009 and 2008 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended and our report dated March 19, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 19, 2010

2009 Annual Report	73

Consolidated Balance Sheets

As at December 31,

(Canadian $ in millions)	2009	2008
Assets
Invested assets (note 4)
Cash and short-term securities	$18,780	$17,269
Securities
Bonds	85,107	83,148
Stocks	9,688	8,240
Loans
Mortgages	30,699	30,963
Private placements	22,912	25,705
Policy loans	6,609	7,533
Bank loans	2,457	2,384
Real estate	5,897	6,345
Other investments	5,321	5,914
Total invested assets	$187,470	$187,501
Other assets
Accrued investment income	$1,540	$1,760
Outstanding premiums	812	799
Goodwill and intangible assets (note 5)	9,127	10,044
Derivatives (note 6)	2,680	7,883
Miscellaneous	3,511	3,038
Total other assets	$17,670	$23,524
Total assets	$205,140	$211,025
Segregated funds net assets	$191,741	$165,380

Liabilities and Equity
Policy liabilities (note 7)	$141,687	$146,344
Deferred realized net gains	108	127
Bank deposits	14,735	12,210
Consumer notes (note 9)	1,291	1,876
Long-term debt (note 10)	3,308	3,689
Future income tax liability (note 11)	1,178	1,794
Derivatives (note 6)	2,656	6,389
Other liabilities	6,487	7,508
	$171,450	$179,937
Liabilities for preferred shares and capital instruments (note 12)	4,581	3,674
Non-controlling interest in subsidiaries	202	217
Equity
Participating policyholders’ equity	80	62
Shareholders’ equity
Preferred shares (note 13)	1,422	638
Common shares (note 13)	18,937	16,157
Contributed surplus	182	160
Retained earnings (1)	12,870	12,796
Accumulated other comprehensive income (loss) on available-for-sale securities	612	(521)
on cash flow hedges	(48)	(325)
on translation of self-sustaining foreign operations	(5,148)	(1,770)
Total equity	$28,907	$27,197
Total liabilities and equity	$205,140	$211,025
Segregated funds net liabilities	$191,741	$165,380

(1)	Opening retained earnings as at January 1, 2007 have been restated. Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien President and Chief Executive Officer	Gail Cook-Bennett Chair of the Board of Directors

74	2009 Annual Report

Consolidated Statements of Operations

For the years ended December 31,

(Canadian $ in millions except per share amounts)	2009	2008
Revenue
Premium income (note 20)	$22,946	$23,252
Investment income (note 4)
Investment income	8,041	8,094
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,262	(3,796)
Other revenue	5,858	5,453
Total revenue	$40,107	$33,003
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$5,029	$6,539
Maturity and surrender benefits	7,247	8,767
Annuity payments	3,207	3,034
Policyholder dividends and experience rating refunds	1,418	1,518
Net transfers to segregated funds	1,789	1,563
Change in actuarial liabilities	11,391	780
General expenses	3,682	3,546
Investment expenses (note 4)	947	943
Commissions	3,980	4,235
Interest expense (note 4)	1,301	1,187
Premium taxes	284	280
Non-controlling interest in subsidiaries	(16)	34
Total policy benefits and expenses	$40,259	$32,426

(Loss) income before income taxes	$(152)	$577
Income tax recovery (expense) (note 11)	1,572	(80)
Net income	$1,420	$497

Net income (loss) attributed to participating policyholders	$18	$(20)

Net income attributed to shareholders	$1,402	$517
Preferred share dividends	(64)	(30)
Net income available to common shareholders	$1,338	$487

Weighted average number of common shares outstanding (in millions) (note 15)	1,626	1,502
Weighted average number of diluted common shares outstanding (in millions) (note 15)	1,631	1,512

Basic earnings per common share	$0.82	$0.32
Diluted earnings per common share (note 15)	$0.82	$0.32
Dividends per common share	$0.78	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

2009 Annual Report	75

Consolidated Statements of Equity

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Participating policyholders’ equity
Balance, January 1	$62	$82
Income (loss) for the year	18	(20)
Balance, December 31	$80	$62

Preferred shares
Balance, January 1	$638	$638
Issued (note 13)	800	–
Issuance costs, net of tax	(16)	–
Balance, December 31	$1,422	$638

Common shares
Balance, January 1	$16,157	$14,000
Issued on exercise of stock options and deferred share units and acquisition of subsidiary (note 13)	166	50
Issued by private placement and public offering, net (note 13)	2,435	2,208
Issued under dividend reinvestment and share purchase plans (note 13)	179	–
Purchase and cancellation (note 13)	–	(101)
Balance, December 31	$18,937	$16,157

Contributed surplus
Balance, January 1	$160	$140
Exercise of stock options	(1)	(7)
Stock option expense (note 15)	24	24
Tax benefit (loss) of stock options exercised	(1)	3
Balance, December 31	$182	$160

Shareholders’ retained earnings(1)
Balance, January 1	$12,796	$14,105
Net income attributed to shareholders	1,402	517
Preferred share dividends	(64)	(30)
Common share dividends	(1,264)	(1,494)
Purchase and cancellation of common shares (note 13)	–	(302)
Balance, December 31	$12,870	$12,796

Accumulated other comprehensive (loss) income (“AOCI”)
On available-for-sale securities
Balance, January 1	$(521)	$1,327
Increase (decrease) in unrealized gains/losses, net of taxes	1,133	(1,848)
Balance, December 31	$612	$(521)

On cash flow hedges
Balance, January 1	$(325)	$(36)
Increase (decrease) in unrealized gains/losses, net of taxes	277	(289)
Balance, December 31	$(48)	$(325)

On translation of self-sustaining foreign operations
Balance, January 1	$(1,770)	$(6,166)
Increase (decrease) in unrealized currency translation gains/losses, net of taxes	(3,378)	4,396
Balance, December 31	$(5,148)	$(1,770)
Total of shareholders’ retained earnings and AOCI	$8,286	$10,180
Total equity	$28,907	$27,197

(1)	Opening retained earnings as at January 1, 2007 have been restated. Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

76	2009 Annual Report

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31,

(Canadian $ in millions)	2009	2008

Net income attributed to shareholders	$1,402	$517
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities Unrealized gains (losses) arising during the year	$925	$(1,944)
Reclassification of realized losses and impairments to net income	208	96
	$1,133	$(1,848)
Change in unrealized gains/losses on derivative investments designated as cash flow hedges Unrealized gains (losses) arising during the year	$284	$(364)
Reclassification of realized (gains) losses to net income	(7)	75
	$277	$(289)
Change in unrealized currency translation gains (losses) of self-sustaining foreign operations
On translating financial statements	$(3,940)	$5,143
On hedges	562	(747)
	$(3,378)	$4,396
Total other comprehensive (loss) income	$(1,968)	$2,259
Total comprehensive (loss) income attributed to shareholders	$(566)	$2,776
Income taxes included in components of Other Comprehensive Income (Loss)

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Income tax expense (recovery)
Change in unrealized gains/losses on available-for-sale financial securities Income tax expense (recovery) from unrealized gains/losses arising during the year	$402	$(813)
Income tax recovery related to reclassification of realized gains/losses and impairments/recoveries to net income	123	88
	$525	$(725)
Change in unrealized gains/losses on derivative investments designated as cash flow hedges Income tax expense (recovery) from unrealized gains/losses arising during the year	$154	$(196)
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	(4)	40
	$150	$(156)
Change in unrealized currency translation gains/losses of self-sustaining operations Income tax expense (recovery) on translation and hedges	$249	$(305)
Total income tax expense (recovery)	$924	$(1,186)

The accompanying notes are an integral part of these consolidated financial statements.

2009 Annual Report	77

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Operating activities
Net income	$1,420	$497
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional annuity contracts	13,861	3,853
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(112)	(225)
Accretion of discount	(350)	(327)
Other amortization	304	253
Net realized and unrealized (gains) losses including impairments	(2,074)	4,708
Changes in fair value of consumer notes	106	(22)
Future income tax recovery	(1,275)	(237)
Stock option expense	24	24
Non-controlling interest in subsidiaries	(16)	34
Net income adjusted for non-cash items	$11,888	$8,558
Changes in policy related and operating receivables and payables	134	(636)
Cash provided by operating activities	$12,022	$7,922

Investing activities
Purchases and mortgage advances	$(48,429)	$(49,567)
Disposals and repayments	38,184	41,859
Amortization of premium	511	500
Changes in investment broker net receivables and payables	(59)	18
Net cash decrease from purchase of subsidiaries	(13)	(16)
Cash used in investing activities	$(9,806)	$(7,206)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(1,123)	$1,046
Issue of long-term debt, net proceeds	1,593	3,916
Repayment of long-term debt	(2,000)	(1,611)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(2,470)	(3,073)
Consumer notes matured	(527)	(703)
Bank deposits, net	2,595	2,134
Shareholder dividends paid in cash	(1,149)	(1,524)
Funds borrowed (repaid), net	(10)	34
Issue of debentures	1,000	–
Capital from joint venture partner	35	–
Purchase and cancellation of common shares	–	(403)
Preferred shares issued, net	784	–
Common shares issued, net	2,455	2,254
Cash provided by financing activities	$1,183	$2,070

Cash and short-term securities
Increase during the year	$3,399	$2,786
Currency impact on cash and short-term securities	(1,934)	2,138
Balance, January 1	16,790	11,866
Balance, December 31	$18,255	$16,790

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$17,269	$12,354
Net payments in transit, included in other liabilities	(479)	(488)
Net cash and short-term securities, January 1	$16,790	$11,866

End of year
Gross cash and short-term securities	$18,780	$17,269
Net payments in transit, included in other liabilities	(525)	(479)
Net cash and short-term securities, December 31	$18,255	$16,790

The accompanying notes are an integral part of these consolidated financial statements.

78	2009 Annual Report

Segregated Funds Consolidated Statements of Net Assets

As at December 31,

(Canadian $ in millions)	2009	2008
Investments, at market value
Cash and short-term securities	$3,447	$4,255
Bonds	7,340	7,241
Stocks and mutual funds	177,504	149,959
Other investments	5,267	4,773
Accrued investment income	76	90
Other liabilities, net	(1,893)	(938)
Total segregated funds net assets	$191,741	$165,380

Composition of segregated funds net assets:
Held by policyholders	$190,665	$164,807
Held by the Company	118	220
Held by other contract holders (note 1(e))	958	353
Total segregated funds net assets	$191,741	$165,380

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Net policyholder cash flow
Deposits from policyholders	$29,084	$34,205
Net transfers from general fund	1,789	1,563
Payments to policyholders	(18,531)	(18,745)
	$12,342	$17,023

Investment related
Interest and dividends	$5,123	$6,699
Net realized and unrealized investment gains (losses)	33,692	(64,729)
	$38,815	$(58,030)

Other
Management and administrative fees	$(3,204)	$(2,949)
Other contracts consolidated with segregated funds (note 1(e))	868	–
Currency revaluation	(22,460)	33,792
	$(24,796)	$30,843

Net additions (deductions)	$26,361	$(10,164)
Segregated funds net assets, January 1	165,380	175,544
Segregated funds net assets, December 31	$191,741	$165,380

The accompanying notes are an integral part of these consolidated financial statements.

2009 Annual Report	79

Notes to Consolidated Financial Statements

Note		Page Reference
1.	Nature of Operations and Significant Accounting Policies	81
2.	Changes in Accounting Policies	85
3.	Future Accounting and Reporting Changes	85
4.	Invested Assets and Investment Income	86
5.	Goodwill and Intangible Assets	93
6.	Derivative and Hedging Instruments	94
7.	Policy Liabilities	98
8.	Risk Management	102
9.	Consumer Notes	112
10.	Long-Term Debt	113
11.	Income Taxes	114
12.	Liabilities for Preferred Shares and Capital Instruments	116
13.	Share Capital	117
14.	Capital Management	119
15.	Stock-Based Compensation	119
16.	Employee Future Benefits	121
17.	Variable Interest Entities	126
18.	Commitments and Contingencies	128
19.	Fair Value of Financial Instruments	131
20.	Segmented Information	134
21.	Material Differences Between Canadian and United States Generally Accepted Accounting Principles	137
22.	Comparatives	153

80	2009 Annual Report

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    ^    Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd., a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the determination of policy liabilities, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes, impairment testing of goodwill and intangible assets, fair value of certain financial instruments and assessment of variable interest entities (“VIEs”). Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies and any VIEs where MFC is considered to be the primary beneficiary. As outlined in note 17, certain VIEs are consolidated into the general fund and certain VIEs are consolidated on the Segregated Funds Statements of Net Assets. General fund inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s net assets and financial results. Gains and losses on sale of these investments are included in income when realized, while expected losses on other than temporary impairments (“OTTI”) are recognized immediately. These investments are included in other investments in the Company’s Consolidated Balance Sheets.

b)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are designated as trading under the fair value option or as available-for-sale (“AFS”). Bonds are carried at fair value. Unrealized gains and losses on bonds designated as trading are recognized in income immediately. Unrealized gains and losses on AFS bonds are recorded in other comprehensive income (“OCI”). Realized gains and losses on sale of bonds are recognized in income immediately. Impairment losses on AFS bonds are recognized in income on an individual security basis when the bond is considered to be other than temporarily impaired. Impairment is considered other than temporary when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Stocks are designated as trading or as AFS. Stock securities traded in an active market are carried at fair value. Stock securities designated as AFS, not traded in an active market are carried at cost. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as trading are recognized in income immediately. Unrealized gains and losses on AFS stocks are recorded in OCI. Impairment losses on AFS stocks are recognized in income on an individual security basis when the stock is considered to be other than temporarily impaired. Other than temporary impairment occurs when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value.

Mortgages are classified as loans and are carried at amortized cost less repayments and provisions for impairment losses, if any. Realized gains and losses are recorded in income immediately. When contractual payments of mortgage investments are more than 90 days in arrears interest is no longer accrued. Impairment losses are recorded on individual mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows at the effective interest rates inherent in the mortgages; the fair value of collateral

2009 Annual Report	81

security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

Private placements include corporate loans for which there is no active market. These are classified as loans and are carried at amortized cost less provision for impairments. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured by discounting the expected future cash flows at the effective interest rates inherent in the loans; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any.

Private placements also include investments in leveraged leases. The carrying value of leveraged leases is calculated by accruing income at the lease’s expected internal rate of return in accordance with the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), EIC 46 “Leveraged Leases”.

Policy loans are classified as loans with a carrying value equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Bank loans are carried at unpaid principal minus provision for credit losses, if any.

Once established, provisions for impairment of mortgages, private placements and bank loans are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. On disposition of an impaired asset, any allowance for impairment is released.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Interest income is recognized on bonds and loans using the accrual basis. Premiums and discounts are amortized over the life of the underlying investment using the effective yield method.

The Company records purchases and sales of invested assets on a trade date basis.

Real estate investments are carried on a “move to market” basis with carrying values adjusted towards fair value at three per cent per quarter. Realized gains and losses are also deferred and brought into investment income at three per cent per quarter. Specific properties are immediately written down to market value, if impairment in the value of the entire real estate portfolio (determined net of deferred realized gains and losses) is considered to be other than temporary.

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Other investments are accounted for using the equity method when the Company has the ability to exercise significant influence or the cost method when significant influence does not exist.

c)	Goodwill and other intangible assets

Goodwill represents the excess of the cost over the fair value of the identifiable net assets acquired in a business combination. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the reporting unit level. A reporting unit comprises business operations with similar economic characteristics and strategies, and is either a business segment or one level below. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.

d)	Miscellaneous assets

Miscellaneous assets include prepaid pension benefit costs, amounts due from reinsurers and capital assets. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

e)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. The funds are presented separately from the general fund of the Company. Investments held in segregated funds are carried at market value. Income earned from segregated fund management fees is included in other revenue.

Where the Company’s general and segregated funds share a controlling financial interest in a VIE, the VIE is consolidated into the accounts of the segregated funds if the segregated funds own a greater interest than the general fund. Otherwise the VIE is consolidated into the general fund. Non-controlling interests in VIEs consolidated into segregated funds are reported as net assets held by other contract holders in the Segregated Funds Consolidated Statements of Net Assets.

The Company provides minimum guarantees on certain individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum accumulation guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund.

82	2009 Annual Report

f)	Policy liabilities

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities in accordance with standards established by the Canadian Institute of Actuaries. In accordance with Canadian accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”). See note 7.

g)	Financial instruments accounted for as liabilities

The Company issues a variety of financial instruments classified as liabilities, including consumer notes, notes payable, term notes, senior debentures, subordinate notes, surplus notes and preferred shares all of which are subject to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. The Company has elected Section 3855’s fair value option for consumer notes, which are carried at fair value with changes in fair value recorded in interest expense. Consumer notes’ issuance costs are expensed on issuance. The Company has elected to record other financial instruments classified as liabilities at their amortized cost, with issuance costs deferred and amortized over the lives of the liabilities.

h)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

i)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses from net investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in OCI.

j)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 15. The Company uses the fair value method for stock option awards granted on or after January 1, 2002. The intrinsic value method is used to account for stock option awards granted prior to January 1, 2002.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units, special restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares. The change in the value of units resulting from changes in the Company’s market value or changes in the specific performance conditions and changes in the Company’s market value and credited dividends is recognized in the Consolidated Statements of Operations, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

k)	Employee future benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contribution provided by the Company.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States and Japan that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater

2009 Annual Report	83

of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of the cost of these benefits is charged to income over the employees’ years of service to their dates of full entitlement. Actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.

In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave). The estimated present value of these benefits is charged to income in the year of disability.

Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.

l)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument is not held for trading or carried at fair value. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

When derivatives are used to hedge risks, a determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. Refer to note 6.

Hedge accounting

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and the adjustments are amortized over the remaining term of the hedging relationship. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the unamortized balance of the cumulative adjustments to the carrying value of the hedged item continues to be amortized to investment income over the remaining term of the hedging relationship unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized. The reclassifications from AOCI are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when the hedged net investment in foreign operations is reduced.

84	2009 Annual Report

m)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported net of reinsurance ceded (see note 8(j)).

Expenses are recognized when incurred. Actuarial liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

n)	Accounting adjustments

During 2009, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004. The result of these errors included an understatement of policy liabilities of $266, approximately half of which should have been recorded at the merger date and the remainder should have been recorded subsequently. In addition, there was a net understatement of future income tax liabilities of $17, which includes amounts relating mostly to periods prior to the merger partially offset by the future taxes related to the amounts described above. Because these errors are not material to the financial statements for prior years, but correcting them in the current year would have materially distorted the year’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $283.

Note 2    ^    Changes in Accounting Policies

a)	Goodwill and intangible assets

Effective January 1, 2009, the Company adopted the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” and nullified the CICA’s EIC Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period”. Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. As a result of adopting Section 3064 on January 1, 2009, the Company reclassified $249 of software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheet.

b)	Impairment and classification of financial assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with International Financial Reporting Standards (“IFRS”). The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost. Loans and receivables expected to be sold immediately or in the near term are classified as trading and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as AFS. Impairments for debt securities classified as loans are assessed and recorded using the incurred credit loss model of Section 3025. The amendments required reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments were effective for the Company on January 1, 2009. The impact of adoption was an increase of $3 net of taxes, to net income, as a result of impairment reversals on AFS bonds. There were no reclassifications of financial instruments as a result of these amendments.

c)	Disclosure about financial instruments

In June 2009, amendments were incorporated into Section 3862 “Financial Instruments – Disclosures” to conform with changes made to IFRS 7 “Financial Instruments: Disclosures”. These amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments are applicable for these annual consolidated financial statements and the new required disclosures are included in notes 8 and 19.

Note 3    ^    Future Accounting and Reporting Changes

a)	Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new accounting standards to harmonize with IFRS – Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”. Section 1582 specifies the measurement date and methodology to be used by an acquirer when it obtains control of a business and requires acquisition-related costs to be expensed as incurred, except for debt and equity issuance costs. Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date. Section 1602 establishes standards for the accounting and presentation of non-controlling interests. Section 1582 will be effective for acquisitions completed on or after January 1, 2011, and Sections 1601 and 1602 will be effective on January 1, 2011. Early adoption is permitted but all Sections must be adopted concurrently.

b)	Transition to International Financial Reporting Standards

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

2009 Annual Report	85

The Company is currently assessing the first time adoption and transitional options under IFRS. Not all accounting policy decisions or elections have been finalized to date, and, until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined. The Company expects to elect the one-time option to reset the cumulative translation account to zero upon adoption of IFRS to facilitate the translation of self-sustaining foreign operations prospectively. Additionally, the Company does not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead apply the IFRS requirements prospectively. The Company is evaluating the potential financial statement impact of these and other identified differences between Canadian GAAP and IFRS including:

■	testing for impairment of goodwill under IFRS at a more granular level than Canadian GAAP;

■

products that do not meet the definition of insurance under IFRS will be measured as a financial liability at amortized cost or fair value, if elected. Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an accounting mismatch with the measurement of the liability. Currently such bonds are measured at fair value under the fair value option under Canadian GAAP;

■	additional embedded derivatives within insurance contracts requiring separate measurement at fair value under IFRS;

■	measurement of certain invested assets including real estate, agriculture assets and leveraged leases;

■	certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement;

■	measurement of employee future benefits;

■	determination of stock-based compensation expense;

■	changes to tax accounting, including the tax effects of the above noted changes, are expected to arise;

■	additional assets and liabilities from off-balance sheet entities may need to be consolidated; and

■	reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Based on the analysis performed to date, except as noted below, the Company does not expect that the ongoing accounting differences will have a significant impact on the financial statements. The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material. Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS will be recorded in opening retained earnings upon adoption and could have a material impact on shareholders’ equity.

Until a new international financial reporting standard for insurance contracts is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in policy liabilities and therefore is not expected to have a material impact on net income.

Note 4    ^    Invested Assets and Investment Income

a)	Carrying values and fair values of invested assets

As at December 31, 2009	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$651	$16,118	$2,011	$18,780	$18,780
Bonds(2)
Canadian government & agency	8,143	4,325	–	12,468	12,468
U.S. government & agency(3)	5,395	2,200	–	7,595	7,595
Other government & agency	5,105	1,022	–	6,127	6,127
Corporate	46,163	5,307	–	51,470	51,470
Mortgage/asset-backed securities	6,738	709	–	7,447	7,447
Stocks(4)	7,276	2,412	–	9,688	9,688
Loans
Mortgages(5)	–	–	30,699	30,699	31,646
Private placements(6)	–	–	22,912	22,912	23,544
Policy loans(7)	–	–	6,609	6,609	6,609
Bank loans(5)	–	–	2,457	2,457	2,468
Real estate(8)	–	–	5,897	5,897	6,343
Other investments(9)	–	–	5,321	5,321	5,853
Total invested assets	$79,471	$32,093	$75,906	$187,470	$190,038

86	2009 Annual Report

As at December 31, 2008	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$705	$13,928	$2,636	$17,269	$17,269
Bonds(2)
Canadian government & agency	7,875	2,888	–	10,763	10,763
U.S. government & agency(3)	4,626	2,494	–	7,120	7,120
Other government & agency	5,253	1,144	–	6,397	6,397
Corporate	44,802	5,215	–	50,017	50,017
Mortgage/asset-backed securities	7,843	1,008	–	8,851	8,851
Stocks(4)	5,492	2,748	–	8,240	8,240
Loans
Mortgages(5)	–	–	30,963	30,963	30,703
Private placements(6)	–	–	25,705	25,705	24,270
Policy loans(7)	–	–	7,533	7,533	7,533
Bank loans(5)	–	–	2,384	2,384	2,394
Real estate(8)	–	–	6,345	6,345	8,042
Other investments(9)	–	–	5,914	5,914	6,559
Total invested assets	$76,596	$29,425	$81,480	$187,501	$188,158

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)

Fair values for bonds, including corporate, U.S. Treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $2,141 of state issued securities (2008 – $247).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)

Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(6)

Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses. Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)

Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate as at December 31, 2009 (2008 – $6).

(9)

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

b)	Bonds and stocks classified as fair value option

The fair value option was elected for securities backing policy liabilities and consumer notes in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for policy liabilities and consumer notes. There would otherwise be a mismatch if AFS classification was selected because OCI does not include a component for the change in actuarial liabilities.

c)	Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at December 31, 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$3,840	$549	$(64)	$4,325
U.S. government & agency	2,150	71	(21)	2,200
Other government & agency	980	48	(6)	1,022
Corporate	4,949	421	(63)	5,307
Mortgage/asset-backed securities	821	8	(120)	709
Total bonds	$12,740	$1,097	$(274)	$13,563
Stocks(1)	2,357	175	(120)	2,412
Total bonds and stocks	$15,097	$1,272	$(394)	$15,975

2009 Annual Report	87

As at December 31, 2008	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$2,682	$466	$(260)	$2,888
U.S. government & agency	2,237	259	(2)	2,494
Other government & agency	1,082	64	(2)	1,144
Corporate	5,460	244	(489)	5,215
Mortgage/asset-backed securities	1,314	8	(314)	1,008
Total bonds	$12,775	$1,041	$(1,067)	$12,749
Stocks(1)	3,499	77	(828)	2,748
Total bonds and stocks	$16,274	$1,118	$(1,895)	$15,497

(1)	The largest single issuer represented 26% (2008 – 17%) of the fair value of stocks classified as AFS.

A tax expense of $266 (2008 – recovery of $256) reduces the pre-tax net unrealized gain of $878 (2008 – loss of $777) above to $612 (2008 – loss of $521).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the year. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

For the years ended December 31,	2009	2008
Sale of bonds
Sale proceeds	$920	$612
Gross gains	60	29
Gross losses	(38)	(19)
Sale of stocks
Sale proceeds	1,557	3,274
Gross gains	349	500
Gross losses	(295)	(356)
Sale of short-term securities
Sale proceeds	8,820	12,282
Gross gains	–	6
Gross losses	–	–

Aging of unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify other-than-temporary impairments. Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. For further discussion regarding the Company’s OTTI policy, see note 1(b). The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at December 31, 2009	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,832	$1,788	$(44)	$185	$165	$(20)	$2,017	$1,953	$(64)
U.S. government & agency	806	786	(20)	17	16	(1)	823	802	(21)
Other government & agency	167	162	(5)	15	14	(1)	182	176	(6)
Corporate	367	360	(7)	769	713	(56)	1,136	1,073	(63)
Mortgage/asset-backed securities	36	34	(2)	320	202	(118)	356	236	(120)
Total bonds	$3,208	$3,130	$(78)	$1,306	$1,110	$(196)	$4,514	$4,240	$(274)
Stocks	1,074	954	(120)	–	–	–	1,074	954	(120)
Total bonds and stocks	$4,282	$4,084	$(198)	$1,306	$1,110	$(196)	$5,588	$5,194	$(394)

88	2009 Annual Report

	Less than 12 months			12 months or more			Total
As at December 31, 2008	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,394	$1,149	$(245)	$52	$37	$(15)	$1,446	$1,186	$(260)
U.S. government & agency	242	240	(2)	2	2	–	244	242	(2)
Other government & agency	25	23	(2)	8	8	–	33	31	(2)
Corporate	2,933	2,658	(275)	888	674	(214)	3,821	3,332	(489)
Mortgage/asset-backed securities	489	406	(83)	555	324	(231)	1,044	730	(314)
Total bonds	$5,083	$4,476	$(607)	$1,505	$1,045	$(460)	$6,588	$5,521	$(1,067)
Stocks	3,020	2,192	(828)	–	–	–	3,020	2,192	(828)
Total bonds and stocks	$8,103	$6,668	$(1,435)	$1,505	$1,045	$(460)	$9,608	$7,713	$(1,895)

At December 31, 2009, there were 854 (2008 – 1,417) AFS bonds with an aggregate gross unrealized loss of $274 (2008 – $1,067) of which the single largest unrealized loss was $27 (2008 – $39). The decrease in unrealized losses was largely the result of credit spread narrowing for corporate issuers. The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At December 31, 2009, there were 575 (2008 – 1,125) stocks with an aggregate gross unrealized loss of $120 (2008 – $828) of which the single largest unrealized loss was $9 (2008 – $114). The Company anticipates that these stocks will recover in value in the near term.

As of December 31, 2009, 80 per cent (2008 – 51 per cent) of securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy and the Company’s intent to retain these investments for a period of time sufficient to allow for recovery in value, the Company has determined that these securities are only temporarily impaired and their carrying value is appropriate. For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 33 months (2008 – 12 to 21 months).

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at December 31, 2009	Amortized cost	Fair value
Maturity
One year or less	$614	$622
Over one year through five years	2,800	2,894
Over five years through ten years	2,717	2,943
Over ten years	5,788	6,395
Subtotal	$11,919	$12,854
Asset-backed and mortgage-backed securities	821	709
Total	$12,740	$13,563

Asset-backed securities, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

2009 Annual Report	89

d)	Mortgages

The following tables present the carrying value and fair value of mortgages, by region and by property type:

Mortgage loans by region

As at December 31,	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
Canada
Ontario	$7,786	$7,848	$7,244	$7,181
Western Canada	6,437	6,496	5,888	5,889
Quebec	2,060	2,071	1,531	1,519
Eastern Canada	1,215	1,227	1,191	1,176
United States
East North Central	1,194	1,268	1,553	1,558
East South Central	416	431	513	486
Middle Atlantic	2,306	2,462	2,350	2,326
Mountain	945	999	1,151	1,142
New England	1,094	1,166	1,189	1,188
Pacific	3,533	3,741	4,114	4,031
South Atlantic	2,281	2,426	2,599	2,613
West North Central	358	372	434	416
West South Central	901	947	1,120	1,093
Other	14	15	–	–
Other	159	177	86	85
Total	$30,699	$31,646	$30,963	$30,703

Mortgage loans by property type

As at December 31,	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
Residential	$11,751	$11,902	$10,863	$10,908
Office	4,819	5,067	5,030	4,998
Retail	5,993	6,221	6,343	6,237
Industrial	3,442	3,608	3,646	3,628
Other	4,694	4,848	5,081	4,932
Total	$30,699	$31,646	$30,963	$30,703

The carrying value of government-insured mortgages was 29 per cent of the total mortgage portfolio as at December 31, 2009 (2008 – 25 per cent) and the carrying value of privately-insured mortgages was 0.1 per cent of the total mortgage portfolio as at December 31, 2009 (2008 – 0.9 per cent).

90	2009 Annual Report

e)	Investment income

For the year ended December 31, 2009	Fair value option	Available- for-sale	Other(2)	Total	Yields(3)
Cash and short-term securities	$15	$91	$–	$106	0.6%
Bonds					10.7%
Interest income	3,735	625	–	4,360	5.3%
Gains(1)	4,541	22	–	4,563	5.6%
Impairment loss, net	(292)	(78)	–	(370)
Stock securities					20.8%
Dividend income	172	103	–	275
Gains(1)	1,731	54	–	1,785
Impairment loss	–	(329)	–	(329)
Loans
Mortgages					5.2%
Interest income	–	–	1,612	1,612
Gains(1)	–	–	15	15
Provision for loan losses, net	–	–	(50)	(50)
Private placements					6.0%
Interest income	–	–	1,429	1,429
Gains(1)	–	–	26	26
Provision for loan losses, net	–	–	(18)	(18)
Policy loans	–	–	472	472	6.7%
Bank loans	–	–	90	90	3.7%
Real estate	–	–	482	482	8.3%
Derivatives					n/a
Interest expense, net	–	–	(176)	(176)
Losses(1)	–	–	(3,146)	(3,146)
Other investments					3.2%
Interest and other income	–	–	285	285
Gains(1)	–	–	38	38
Impairment loss	–	–	(146)	(146)
Total investment income	$9,902	$488	$913	$11,303	6.2%
Interest income	$3,750	$716	$3,712	$8,178	4.4%
Dividend, rental and other income	172	103	482	757	0.4%
Impairments and provisions for loan losses (note 8)	(292)	(407)	(214)	(913)	(0.5)%
Realized gains (losses) on assets backing surplus	–	76	(57)	19	0.0%
	$3,630	$488	$3,923	$8,041
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	$4,541	$–	$–	$4,541	2.4%
Stocks	1,731	–	–	1,731	0.9%
Loans	–	–	27	27	0.0%
Other investments	–	–	62	62	0.0%
Derivatives	–	–	(3,099)	(3,099)	(1.6)%
	$6,272	$–	$(3,010)	$3,262
Total investment income	$9,902	$488	$913	$11,303	6.2%

(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and real estate move to market adjustments, derivative income as outlined in note 6 and earnings on other investments.

(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

2009 Annual Report	91

For the year ended December 31, 2008	Fair value option	Available- for-sale	Other(2)	Total	Yields(3)
Cash and short-term securities	$26	$326	$–	$352	2.9%
Bonds					(0.7)%
Interest income	3,450	570	–	4,020	5.5%
(Losses) gains(1)	(4,017)	10	–	(4,007)	(5.2)%
Impairment loss	(475)	(46)	–	(521)
Stock securities					(22.6)%
Dividend income	196	152	–	348
(Losses) gains(1)	(2,866)	144	–	(2,722)
Impairment loss	–	(306)	–	(306)
Loans
Mortgages					5.9%
Interest income	–	–	1,588	1,588
Gains(1)	–	–	45	45
Provision for loan losses, net	–	–	(19)	(19)
Private placements					4.8%
Interest income	–	–	1,199	1,199
Gains(1)	–	–	46	46
Provision for loan losses, net	–	–	(145)	(145)
Policy loans	–	–	436	436	6.8%
Bank loans					6.0%
Interest income	–	–	131	131
Recovery of loan losses, net	–	–	2	2
Real estate	–	–	566	566	11.1%
Derivatives					n/a
Interest expense, net	–	–	(88)	(88)
Gains(1)	–	–	2,867	2,867
Impairment loss	–	–	(13)	(13)
Other investments					10.9%
Interest and other income	–	–	476	476
Gains(1)	–	–	92	92
Impairment loss	–	–	(49)	(49)
Total investment income (loss)	$(3,686)	$850	$7,134	$4,298	2.6%
Interest income	$3,476	$896	$3,742	$8,114	4.9%
Dividend, rental and other income	196	152	566	914	0.5%
Impairments and provisions for loan losses (note 8)	(475)	(352)	(224)	(1,051)	(0.6)%
Realized gains (losses) on assets backing surplus	–	154	(37)	117	0.1%
	$3,197	$850	$4,047	$8,094
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	$(4,017)	$–	$–	$(4,017)	(2.4)%
Stocks	(2,866)	–	–	(2,866)	(1.7)%
Loans	–	–	83	83	0.0%
Other investments	–	–	79	79	0.0%
Derivatives	–	–	2,925	2,925	1.7%
	$(6,883)	$–	$3,087	$(3,796)
Total investment income (loss)	$(3,686)	$850	$7,134	$4,298	2.6%

(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and real estate move to market adjustments, derivative income as outlined in note 6 and earnings on other investments.

(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

92	2009 Annual Report

f)	Investment and interest expense

Investment expenses

For the years ended December 31,	2009	2008
Related to invested assets	$397	$388
Related to segregated, mutual and other funds	550	555
Total investment expenses	$947	$943

Interest expense

For the years ended December 31,	2009	2008
Interest expense on consumer notes	$58	$107
Increase (decrease) in fair value of consumer notes	106	(22)
Other interest expense	1,137	1,102
Total interest expense	$1,301	$1,187

Note 5    ^    Goodwill and Intangible Assets

Intangible assets include the John Hancock brand name, distribution networks, fund management contracts, capitalized software and other contractual rights. Finite life intangible assets are amortized over their estimated useful lives in relation to the associated gross margins from the related businesses.

As at December 31, 2009	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (note 20)	$7,122	$–	$7,122
Indefinite life intangible assets
Brand	$628	$–	$628
Fund management contracts and other	467	–	467
	$1,095	$–	$1,095
Finite life intangible assets
Distribution networks	$631	$55	$576
Software	719	487	232
Other intangible assets	172	70	102
	$1,522	$612	$910
Total intangible assets	$2,617	$612	$2,005
Total goodwill and intangible assets	$9,739	$612	$9,127

As at December 31, 2008	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (note 20)	$7,929	$–	$7,929
Indefinite life intangible assets
Brand	$735	$–	$735
Fund management contracts and other	371	–	371
	$1,106	$–	$1,106
Finite life intangible assets
Distribution networks	$682	$43	$639
Software	727	478	249
Other intangible assets	182	61	121
	$1,591	$582	$1,009
Total intangible assets	$2,697	$582	$2,115
Total goodwill and intangible assets	$10,626	$582	$10,044

Amortization of intangible assets for the year amounted to $118 (2008 – $111).

The estimated useful life of the finite life intangible assets ranges from three to 68 years and amortization ranges from $100 to $150 in each of the next five years.

2009 Annual Report	93

Note 6    ^    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See Capital markets hedging program in note 8 (a) for an explanation of the Company’s hedging program for its variable annuity product guarantees.

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the table below.

For the year ended December 31, 2009
Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$400	$(434)	$(34)
	Fixed rate liabilities	(14)	14	–
Foreign currency swaps	Fixed rate assets	104	(97)	7
	Floating rate liabilities	(12)	12	–
Total		$478	$(505)	$(27)

For the year ended December 31, 2008
Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(497)	$524	$27
	Fixed rate liabilities	289	(280)	9
Foreign currency swaps	Fixed rate assets	(137)	110	(27)
	Floating rate liabilities	11	(11)	–
Total		$(334)	$343	$9

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

94	2009 Annual Report

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Operations and the Consolidated Statements of Equity are shown in the following table.

For the year ended December 31, 2009
Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$136	$(11)	$–
Foreign currency swaps	Fixed rate assets	(8)	–	–
	Floating rate liabilities	343	–	–
Foreign currency forwards	Forecasted expenses	45	–	–
Total return swaps	Stock-based compensation	12	(3)	–
Total		$528	$(14)	$–

For the year ended December 31, 2008
Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(172)	$–	$(17)
Foreign currency swaps	Fixed rate assets	12	–	–
	Floating rate liabilities	(421)	–	–
Total return swaps	Stock-based compensation	(5)	(69)	–
Total		$(586)	$(69)	$(17)

The Company anticipates that net losses of approximately $33 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 28 years.

Hedges of net investments in self-sustaining foreign operations

The Company primarily uses forward currency contracts to manage its foreign currency exposures to net investments in self-sustaining foreign operations, but also uses cross-currency swaps in certain instances.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Operations and the Consolidated Statements of Equity are shown in the following table.

For the year ended December 31, 2009
Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$53	$–	$–
Foreign currency forwards	815	–	–
Total	$868	$–	$–

For the year ended December 31, 2008
Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$(150)	$–	$–
Foreign currency forwards	(1,024)	–	–
Total	$(1,174)	$–	$–

2009 Annual Report	95

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the hedged items in these portfolios are recorded at fair value. Accordingly, the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur and generally offset to the extent the hedges are effective. Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Operations are shown in the following table.

For the years ended December 31,	2009	2008
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$(2,782)	$2,996
Stock futures	(386)	137
Currency futures	(6)	(2)
Interest rate futures	8	(34)
Interest rate options	2	(1)
Total return swaps	(47)	(68)
Foreign currency swaps	32	(151)
Foreign currency forwards	25	(44)
Total investment income (loss) from derivatives in non-hedging relationships	$(3,154)	$2,833

Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company’s use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 19. The credit risk of both the counterparty and the Company are considered in determining the fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements (see note 8 (g)).

Term to maturity As at December 31, 2009	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$271	$249	$113	$2,047	$2,680
Derivative liabilities	$214	$515	$303	$1,624	$2,656

Term to maturity As at December 31, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$373	$406	$152	$6,952	$7,883
Derivative liabilities	$374	$657	$628	$4,730	$6,389

96	2009 Annual Report

	Remaining term to maturity (notional amounts)				Fair value			Credit risk equivalent(1)	Risk-weighted amount(2)
As at December 31, 2009	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
Swap contracts	$4,137	$14,819	$45,440	$64,396	$2,185	$(1,899)	$286	$1,001	$106
Futures	1,642	–	–	1,642	–	–	–	–	–
Options purchased	111	189	–	300	1	–	1	1	–
Sub-total	$5,890	$15,008	$45,440	$66,338	$2,186	$(1,899)	$287	$1,002	$106
Foreign exchange
Swap contracts	1,812	2,436	6,230	10,478	440	(931)	(491)	573	59
Forward contracts	6,039	141	–	6,180	155	(14)	141	75	7
Commodity contracts	21	8	25	54	–	(1)	(1)	–	–
Equity contracts	2,232	81	40	2,353	18	(1)	17	22	2
Subtotal including accrued interest	$15,994	$17,674	$51,735	$85,403	$2,799	$(2,846)	$(47)	$1,672	$174
Less accrued interest	–	–	–	–	119	(190)	(71)	–	–
Total	$15,994	$17,674	$51,735	$85,403	$2,680	$(2,656)	$24	$1,672	$174

As at December 31, 2008
Interest rate contracts
Swap contracts	$3,666	$15,235	$41,470	$60,371	$7,096	$(4,274)	$2,822	$3,376	$789
Futures	471	–	–	471	–	–	–	–	–
Options purchased	184	351	–	535	–	–	–	11	3
Sub-total	$4,321	$15,586	$41,470	$61,377	$7,096	$(4,274)	$2,822	$3,387	$792
Foreign exchange
Swap contracts	2,323	4,131	6,034	12,488	730	(2,086)	(1,356)	1,811	421
Forward contracts	8,247	2	–	8,249	109	(113)	(4)	147	32
Commodity contracts	31	52	29	112	15	(1)	14	68	16
Equity contracts	1,579	82	42	1,703	12	(38)	(26)	48	11
Subtotal including accrued interest	$16,501	$19,853	$47,575	$83,929	$7,962	$(6,512)	$1,450	$5,461	$1,272
Less accrued interest	–	–	–	–	79	(123)	(44)	–	–
Total	$16,501	$19,853	$47,575	$83,929	$7,883	$(6,389)	$1,494	$5,461	$1,272

(1)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

For the years ended December 31,		2009			2008
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$1,951	$14	$73	$2,686	$21	$515
	Foreign currency swaps	1,064	47	79	1,152	–	122
Cash flow hedges	Interest rate swaps	1,108	39	–	716	–	230
	Foreign currency swaps	717	20	4	684	3	326
	Forward contracts	278	45	–	–	–	–
	Equity contracts	91	10	–	124	2	36
Net investment hedges	Foreign currency swaps	322	–	43	322	–	91
	Forward contracts	5,377	110	13	6,110	84	91
Total derivatives in hedging relationships		$10,908	$285	$212	$11,794	$110	$1,411
Non-hedging relationships
	Interest rate swaps	$61,391	$2,020	$1,659	$57,081	$7,017	$3,424
	Interest rate futures	–	–	–	–	–	–
	Interest rate options	300	1	–	535	–	–
	Foreign currency swaps	8,375	371	781	10,330	722	1,525
	Forward contracts	2,167	–	2	2,610	25	22
	Equity contracts	2,262	3	–	1,579	9	–
	Embedded derivatives	–	–	2	–	–	7
Total derivatives in non-hedging relationships		$74,495	$2,395	$2,444	$72,135	$7,773	$4,978
Total derivatives		$85,403	$2,680	$2,656	$83,929	$7,883	$6,389

2009 Annual Report	97

Embedded derivatives

Certain reinsurance contracts related to guaranteed minimum income benefits are classified as financial instruments and are measured at fair value. At December 31, 2009, these specific reinsurance ceded contracts had a fair value of $1,093 (2008 – $1,991) and specific reinsurance assumed contracts had a fair value of $85 (2008 – $133). These contracts are included in policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense and claims paid on the reinsurance assumed contracts are reported as policy benefits.

Note 7    ^    Policy Liabilities

a)	Policy liabilities

Policy liabilities are reported net of reinsurance ceded. Policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2009	2008
Gross policy liabilities	$148,712	$153,454
Impact of reinsurance ceded	(7,025)	(7,110)
Policy liabilities	$141,687	$146,344

Policy liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2009	2008
Actuarial liabilities	$134,305	$138,408
Benefits payable and provision for unreported claims	1,975	2,128
Policyholder amounts on deposit	5,407	5,808
Policy liabilities	$141,687	$146,344

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

b)	Composition

The composition of policy liabilities by line of business and reporting segment is shown, before and after reinsurance ceded, in the table below.

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2009	Participating	Non-participating
U.S. Insurance	$20,524	$19,149	$24	$14,307	$54,004	$57,479
U.S. Wealth Management	–	–	29,328	56	29,384	30,149
Canadian Division	7,326	11,456	13,549	6,545	38,876	41,308
Asia and Japan Division	13,202	2,563	1,737	375	17,877	17,959
Reinsurance Division	–	1,282	–	411	1,693	1,828
Corporate and Other	–	–	–	(147)	(147)	(11)
Total, net of reinsurance ceded	$41,052	$34,450	$44,638	$21,547	$141,687	$148,712
Total before reinsurance ceded	$41,535	$39,010	$45,452	$22,715	$148,712

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

98	2009 Annual Report

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2008	Participating	Non-participating
U.S. Insurance	$23,150	$16,413	$29	$14,328	$53,920	$56,690
U.S. Wealth Management	–	–	36,592	63	36,655	38,357
Canadian Division	6,661	9,569	12,780	6,161	35,171	37,251
Asia and Japan Division	13,995	2,528	1,851	318	18,692	18,783
Reinsurance Division	–	1,373	–	481	1,854	2,026
Corporate and Other	4	176	1	(129)	52	347
Total, net of reinsurance ceded	$43,810	$30,059	$51,253	$21,222	$146,344	$153,454
Total before reinsurance ceded	$44,342	$33,492	$53,006	$22,614	$153,454

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and the former John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2009, $26,647 (2008 – $28,817) of both assets and policy liabilities related to these closed blocks of participating policies.

In addition to the participating policies related to the in-force “closed blocks”, there are other participating insurance blocks. For these other participating blocks transfers to shareholders are governed by local regulations and the best estimate projections of policyholder dividends are provided for in the policy liabilities. Actual dividend scales are managed consistent with the Company’s participating policyholder dividend policy and are approved annually by each subsidiary’s Board of Directors. Total policyholder dividends were $1,519 in 2009 (2008 – $1,417).

c)	Assets backing policy liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and other non-fixed income investments. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of fixed income assets backing policy liabilities that are not judged by the Company to be other than temporary would have a limited impact on the Company’s earnings wherever there is an effective matching of the assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2009 was estimated at $143,628 (2008 – $146,529).

The fair value of assets backing capital and other liabilities as at December 31, 2009 was estimated at $64,081 (2008 – $65,153).

The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2009	Participating	Non-participating
Assets
Bonds	$20,982	$16,243	$21,584	$8,106	$6,007	$12,185	$85,107
Stocks	4,218	2,443	110	400	442	2,075	9,688
Mortgages	4,525	4,056	7,853	3,825	10,201	239	30,699
Private placements	2,743	4,342	8,970	2,955	631	3,271	22,912
Real estate	2,052	2,234	752	747	93	19	5,897
Other	6,532	5,132	5,369	5,514	12,885	15,405	50,837
Total	$41,052	$34,450	$44,638	$21,547	$30,259	$33,194	$205,140

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2008	Participating	Non-participating
Assets
Bonds	$22,929	$14,017	$22,967	$7,004	$4,765	$11,466	$83,148
Stocks	3,188	1,889	76	247	434	2,406	8,240
Mortgages	4,805	4,089	9,235	3,941	8,644	249	30,963
Private placements	3,257	3,815	10,892	2,929	849	3,963	25,705
Real estate	2,260	2,176	875	729	190	115	6,345
Other	7,371	4,073	7,208	6,372	18,939	12,661	56,624
Total	$43,810	$30,059	$51,253	$21,222	$33,821	$30,860	$211,025

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

(2)	Other liabilities include non-insurance liabilities.

(3)	Capital is defined in note 14.

2009 Annual Report	99

d)	Significant policy liability valuation assumptions

The determination of policy liabilities involves the use of estimates and assumptions.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the Company’s exposure to measurement uncertainty.

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to assess whether the assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2009 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2009 experience was unfavourable when compared to the Company’s assumptions, primarily related to long-term care experience in the United States.

Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.

The Company’s policy of closely matching the cash flows of assets with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the re-investment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2009, the movement in interest rates adversely impacted the Company’s net income.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2009, credit loss experience on both bonds and mortgages was unfavourable when compared to the Company’s assumptions.

Stocks, real estate and other non-fixed income assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Stocks, real estate, oil and gas and other non-fixed income assets are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2009, actual investment experience on common stocks was favourable while the net experience on other non-fixed income assets was unfavourable when compared to the Company’s assumptions.

In 2009, investment expense experience was favourable when compared to the Company’s assumptions.

100	2009 Annual Report

Nature of factor and assumption methodology		Risk management
Policyholder behaviour	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and other policyholder behaviour risk. The Company monitors lapse, surrender and other policyholder behaviour experience.

In aggregate, 2009 policyholder behaviour experience was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2009 were unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board approved policyholder dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from currency exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)).

Provision for adverse deviation assumptions

The assumptions made in establishing policy liabilities reflect best estimates within a range of possible outcomes. To recognize the uncertainty in these best estimate assumptions, to allow for possible deterioration in experience and to provide a greater degree of assurance that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

These margins increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. Specific guidance is also provided for other risks such as market, credit and mortality risks. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions within the permissible ranges, taking into account the risk profile of the business.

2009 Annual Report	101

e)	Change in policy liabilities

The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the year ended December 31, 2009	Actuarial liabilities(1)	Other policy liabilities(2)	Policy liabilities
Balance, January 1	$138,408	$7,936	$146,344
New policies	6,587	–	6,587
Normal in-force movement	3,357	405	3,762
Changes in methods and assumptions (excluding prior year end adjustments)	1,576	31	1,607
Currency impact	(15,623)	(990)	(16,613)
Balance, December 31	$134,305	$7,382	$141,687

For the year ended December 31, 2008
Balance, December 31, 2007	$117,652	$6,770	$124,422
Restatement to prior year closing balance	228	–	228
Balance, January 1	$117,880	$6,770	$124,650
New policies	5,457	–	5,457
Normal in-force movement	(4,177)	(216)	(4,393)
Changes in methods and assumptions	(519)	37	(482)
Currency impact	19,767	1,345	21,112
Balance, December 31	$138,408	$7,936	$146,344

(1)	Policy liabilities as at January 1, 2008 have been restated. See note 1(n).

(2)	Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

f)	Changes in actuarial methods and assumptions

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Annually, the Company conducts a comprehensive review of all actuarial methods and assumptions. Changes to methods and assumptions used in determining policy liabilities will result in a change to projected value of policy cash flows and, therefore, to policy liabilities. The net impact of changes in valuation methods and assumptions, excluding prior period adjustments (see note 1(n)), was an increase in policy liabilities of $1,607 (2008 – decrease of $482). This is composed of a decrease of $37 (2008 – $20) to participating policyholders’ policy liabilities, an increase of $19 (2008 – decrease of $8) to policy liabilities impacting non-controlling interest in subsidiaries, and an increase of $1,624 (2008 – decrease of $454) to policy liabilities that impact the shareholders’ account. As a result of these changes, shareholders’ pre-tax income decreased by $1,624 (2008 – increased by $454). These pre-tax amounts were reported in the Corporate and Other segment. In addition, as outlined in note 1(n), an increase to policy liabilities of $271 ($266 at prior period exchange rates and $228 at December 31, 2007 exchange rates) was made. Including the prior period adjustment, the impact on policy liabilities of changes in methods and assumptions was $1,878.

The $1,878 impact on policy liabilities for changes in methods and assumptions in 2009 included increases for mortality/morbidity, surrender and other policyholder behaviour assumptions and modeling refinements, partially offset by releases related to expenses and investment returns. Policy liabilities increased by $485 for changes to mortality/morbidity assumptions, driven by increases in long-term care claims cost assumptions offset by reductions due to updated life insurance mortality assumptions in several business units. Policy liabilities increased by $1,505 for changes in surrender and other policyholder behaviour assumptions, primarily related to surrender assumptions for variable annuity and other segregated fund guarantee policies, termination assumptions for life insurance businesses, and lapse assumptions for group long-term care business. Model refinements, including data refinements and changes in modeling methodology increased policy liabilities by a net $346 (including prior period adjustments of $271). Policy liabilities decreased by $138 for expense assumptions driven by reductions in projected investment expenses, and decreased by $320 related to investment returns due to updated investment strategies being reflected in the valuation.

The changes in methods and assumptions in 2008 include a release of $518 related to mortality and expense assumptions partially offset by an increase from lapses and other policyholder behaviour assumptions. Refinements to re-investment return and scenario testing assumptions resulted in a $164 increase in policy liabilities. Other changes to valuation models and assumptions resulted in a $128 reduction in policy liabilities with a net release of excess margins in interest rate risk provisions offset by establishment of segregated fund guarantee liabilities incremental to normal policy liability accruals and an increase in policy liabilities due to refinements of existing policy liability modeling for insurance and long-term care businesses.

Note 8    ^    Risk Management

The Company offers insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. The Company manages these risks within an enterprise-wide risk management framework. The Company’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. The Company seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

102	2009 Annual Report

a)	Market price and interest rate risk

Due to the nature of the Company’s insurance business, its invested assets and insurance liabilities as well as revenues and expenses are sensitive to movements in market prices and interest rates. Accordingly, the Company considers these risks together when it seeks to manage the risks in its asset and liability positions. These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

Market price volatility and interest rate changes, including credit spreads, in combination with the Company’s product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in the Company’s shareholders’ equity account. The level of the Company’s sales activity and policy retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of the Company’s general fund investments, segregated funds and mutual funds.

The Company evaluates market price and interest rate risk exposures using a variety of techniques and measures, each of which are based on projecting asset and liability cash flows under a variety of future interest rate and market price scenarios. These measures include durations, key-rate durations, convexity and cash flow gaps, as well as the sensitivity of shareholders’ economic value, net income attributed to shareholders and regulatory capital ratios, along with the Company’s earnings at risk and economic capital measures.

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity the Company assumes in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.

General fund – key risk factors

Interest rate risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known. In the interim:

■

If there is a general decline in interest rates, without a change in spreads between corporate bond rates and swap rates, this will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a charge to income.

■

If there is a general increase in interest rates, without a change in spreads between corporate bond rates and swap rates, this will result in a decrease in policy liabilities and an increase in earnings.

■

In addition, a decrease in the spread between corporate bond rates and swap rates will result in an increase to policy liabilities and a charge to income. An increase in the spread between corporate bond rates and swap rates may have the opposite impact.

■	The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on products that pass through investment returns to policyholders.

Market price risk arises within the general fund as a result of investing in publicly traded equities and other non-fixed income assets such as private equities, real estate, timber and agriculture, and oil and gas. To the extent these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income and the Company’s regulatory capital ratios. To the extent these assets support the Company’s shareholders’ equity account, other than temporary impairments that arise will reduce income.

Further, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If the Company is unable or chooses not to invest in the assumed level of non-fixed income assets, as a result of suitable assets not being available in the market or as a result of capital, risk tolerance or other considerations, or the non-fixed income asset weightings otherwise decline, the Company may be required to increase its policy liabilities, reducing net income and regulatory capital ratios.

General fund – risk management strategies

The Company separates its policy liabilities and the invested assets which support them into three broad categories with differing overall investment mandates: (i) liabilities supported with matching mandates, (ii) liabilities supported with target return mandates, and (iii) liabilities arising from variable annuity and segregated fund guarantees. The Company separately manages the assets in its shareholders’ equity account to achieve a target return over the long term, subject to established risk tolerances.

2009 Annual Report	103

In the first category, liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations projected to be paid within the term period for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles, consisting of publicly traded bonds, loans and commercial mortgages.

In the second category, liabilities supported with target return mandates include both insurance and wealth guaranteed benefit obligations projected to be paid beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. For insurance and wealth management products with guaranteed benefits projected to be paid well beyond the term for which fixed income assets are generally available in the market, the Company manages assets supporting those long-dated benefits with the objective of achieving a target return sufficient to support these guaranteed obligations over their lifetime, subject to established risk tolerances, by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. The Company designs its guaranteed benefit insurance and wealth management products and sets premiums and credited rates in a manner intended to mitigate the risk of not achieving its targeted profit margins. This program may not work as expected.

During 2009, the Company established a plan to reduce its interest rate risk exposure arising from its in-force guaranteed products managed under the target return strategy. The plan includes hedging increasing portions of its interest rate risk exposure when the Company believes it can meet its business objectives. As well, in response to the changed market conditions, the design and prices of these products have been, and will continue to be, reviewed and modified with the aim of keeping risk arising from new business within tolerances and achieving acceptable profit margins on new business.

Also in the second category are products that generally pass through investment returns to policyholders. The Company manages assets supporting those policy liabilities to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances, by investing in a basket of fixed income and non-fixed income assets.

The third category includes the general fund investment risk related to the Company’s on-balance sheet policy liabilities established to support the payment of potential guarantee claim payments arising from off-balance sheet variable annuities and segregated funds. These on-balance sheet liabilities are supported by publicly traded bonds and loans with generally matching term profiles, limited by the term of bonds and loans available in the market.

General fund – risk exposure measures

i)	Impact on shareholders’ economic value arising from general fund interest rate risk

The impact on shareholders’ economic value, of interest rate movements on the assets and liabilities in the general fund, is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates(1)	2009		2008
As at December 31,	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$140	$(200)	$30	$(90)
Wealth Management	10	(10)	(10)	10
Total matching mandates	$150	$(210)	$20	$(80)
Target return mandates
Insurance	$1,160	$(1,870)	$690	$(1,130)
Wealth Management	100	(200)	10	(110)
Shareholders’ equity account	(400)	540	(370)	470
Total target return mandates	$860	$(1,530)	$330	$(770)
Mandates for on-balance sheet variable annuity and segregated fund guarantee liabilities	$90	$(130)	$210	$(250)
Total	$1,100	$(1,870)	$560	$(1,100)

(1)	See “Caution related to risk exposures” above.

104	2009 Annual Report

ii)	Impact on shareholders’ economic value arising from general fund market price risk

The following tables show the potential impact on shareholders’ economic value of a ten, 20 and 30 per cent decline in market values of publicly traded equities and other non-fixed income assets. A ten, 20 and 30 per cent increase in market values of publicly traded equities and other non-fixed income assets would have the opposite impact.

10% decline in market values(1)	2009		2008
As at December 31,	Publicly traded equities	Other non- fixed income(2)	Publicly traded equities	Other non- fixed income(2)
Target return mandates
Insurance	$(84)	$(464)	$(65)	$(492)
Wealth Management	(8)	(117)	(10)	(135)
Shareholders’ equity account	(171)	(76)	(174)	(72)
Total	$(263)	$(657)	$(249)	$(699)

20% decline in market values(1)	2009		2008
As at December 31,	Publicly traded equities	Other non- fixed income(2)	Publicly traded equities	Other non- fixed income(2)
Target return mandates
Insurance	$(168)	$(928)	$(130)	$(984)
Wealth Management	(16)	(234)	(20)	(270)
Shareholders’ equity account	(342)	(152)	(348)	(144)
Total	$(526)	$(1,314)	$(498)	$(1,398)

30% decline in market values(1)	2009		2008
As at December 31,	Publicly traded equities	Other non- fixed income(2)	Publicly traded equities	Other non- fixed income(2)
Target return mandates
Insurance	$(252)	$(1,392)	$(195)	$(1,476)
Wealth Management	(24)	(351)	(30)	(405)
Shareholders’ equity account	(513)	(228)	(522)	(216)
Total	$(789)	$(1,971)	$(747)	$(2,097)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-balance sheet products – key risk factors

Market price and interest rate risk arises from the Company’s off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products as well as the uncertainty of future levels of asset-based fees. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets or bond values would likely increase the cost of guarantees associated with the Company’s variable products and reduce asset-based fee revenues. A sustained increase in equity market or bond fund volatility or a decline in interest rates would likely increase the costs of hedging the benefit guarantees provided.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

2009 Annual Report	105

Off-balance sheet products – risk management strategies

The Company seeks to mitigate both market price and interest rate risk arising from off-balance sheet variable annuity and insurance products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. The Company has attempted to design the benefit guarantees and funds it is now offering for sale to meet event risk exposure criteria, based on economic capital and regulatory capital levels, and to achieve desired profit targets in current market conditions. The Company regularly reviews and modifies product guarantee features, fund offerings and fees with a goal of being able to improve hedge effectiveness and achieve acceptable profit margins in changing market conditions. The Company has reinsured the benefit guarantee risk on the majority of its U.S. variable annuity business written prior to 2004. In addition, the Company has hedged, with capital market instruments, the vast majority of its variable annuity and segregated fund guarantee risk related to policies written in 2009 and a portion of its in-force unreinsured policies written prior to 2009. Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the guarantee value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

In 2009 the Company established plans to reduce the market price and interest rate risk exposure arising from new variable annuity sales. These plans include expanding its hedging programs to the vast majority of new variable annuity sales, repricing and redesigning its variable annuity products with the objective of reducing risk, improving expected profit margins and increasing its expected hedge effectiveness, and re-balancing its variable annuity sales relative to other lines of business. The hedging programs incorporate a hedging approach described in the “Capital markets hedging program” section below. The plans also include hedging increasing portions of the Company’s unhedged in-force variable annuity guarantee business as equity markets improve or interest rates rise to levels that allow the Company to meet its business objectives.

Key risk reduction actions taken in 2009 include the re-pricing and redesign of variable annuity products in Canada and the U.S., the launch of new products with lower guarantees, and the suspension of sales of certain products in Asia. As well, in April and December 2009 the hedging program was expanded to cover substantially all new variable annuity business written in Canada and Asia respectively and, over the course of the year, the Company hedged $13 billion of guarantee value on variable annuity business written prior to commencing its new business hedging programs.

There can be no assurance that the Company’s exposure to equity and bond fund performance and movements in interest rates will be reduced to within established targets. The Company may be unable to hedge its existing unhedged business as outlined in its risk reduction plans, or if it does so, the Company may be required to record a charge to income when it hedges. Depending on market conditions, which include a sustained increase in equity and bond fund realized volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case the Company may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that the Company’s capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged. Please see “Capital markets hedging program”.

Capital markets hedging program The Company expanded the capital market hedging program of its variable annuity product guarantees during 2009. The total amount of guarantee value hedged has increased to $24,880 as at December 31, 2009 from $5,731 as at December 31, 2008. The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity and segregated fund guarantees, and dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the (losses) gains related to the guarantee liabilities hedged because: (a) the performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments; (b) fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instrument; (c) a small portion of interest rate risk is not hedged; (d) policy liabilities embed some provisions for adverse deviation which are not hedged; and (e) not all other risks are hedged. The risks related to the hedging program are expanded on below.

Since policy liabilities for variable annuity guarantees are determined using long-term forward looking estimates of volatilities and not current implied market volatilities, guarantee policy liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatilities. Long-term forward-looking volatilities assumed for policy liabilities are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity and bond fund volatilities exceed the assumed long-term volatilities, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs. To the extent that the Company’s assumptions for long-term forward-looking volatilities change, policy liability increases may be required that would have a material impact on financial results.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The Company’s hedging program assumes long-term assumptions for longevity and policyholder behaviour, since the risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments. The hedges are rebalanced monthly to reflect actual policyholder experience different from long-term assumed levels.

The Company’s capital market hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and interest rates

106	2009 Annual Report

increase. The capital market hedging program is highly dependent on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the hedging program there may be additional, unidentified risks that may negatively impact the Company’s business and future financial results.

Off-balance sheet products – risk exposure measures

i)	Variable annuity and segregated fund investment related guarantees

Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the in-force guaranteed value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at December 31,	2009			2008
	Guarantee value	Fund value	Amount at risk(5)	Guarantee value	Fund value	Amount at risk(5)
Guaranteed minimum income benefit(1)	$9,357	$6,834	$2,535	$12,215	$7,587	$4,716
Guaranteed minimum withdrawal benefit	58,077	51,669	7,962	55,858	40,250	15,689
Guaranteed minimum accumulation benefit	24,749	25,190	2,213	27,224	23,554	4,681
Gross living benefits(2)	$92,183	$83,693	$12,710	$95,297	$71,391	$25,086
Gross death benefits(3)	18,455	13,282	4,414	22,937	14,099	8,975
Total gross of reinsurance & hedging	$110,638	$96,975	$17,124	$118,234	$85,490	$34,061
Living benefits reinsured	$8,012	$5,818	$2,200	$10,049	$5,934	$4,115
Death benefits reinsured	5,985	4,639	1,577	7,960	5,134	3,137
Total reinsured	$13,997	$10,457	$3,777	$18,009	$11,068	$7,252
Total, net of reinsurance	$96,641	$86,518	$13,347	$100,225	$74,422	$26,809
Living benefits hedged	$24,399	$24,137	$1,782	$5,731	$4,237	$1,494
Death benefits hedged	481	317	10	–	–	–
Total hedged(4)	$24,880	$24,454	$1,792	$5,731	$4,237	$1,494
Living benefits retained	$59,772	$53,738	$8,728	$79,517	$61,220	$19,477
Death benefits retained	11,989	8,326	2,827	14,977	8,965	5,838
Total, net of reinsurance and hedging	$71,761	$62,064	$11,555	$94,494	$70,185	$25,315

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)

Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy. For total gross death benefits, guarantee value is $103,821 (2008 – $113,860), fund value is $96,530 (2008 – $85,490) and amount at risk is $12,196 (2008 – $29,631). At December 31, 2009, the average attained age of contract holders of variable annuity contracts with a death benefit in the event of death was 63.2 (2008 – 63.0). As at December 31, 2009, the average attained age of contract holders of variable annuity contracts with living benefits was 62.6 (2008 – 62.2).

(4)	For a description of some of the risks related to hedging, see “Capital markets hedging program” above.

(5)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

Variable annuity and segregated fund guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038. The policy liability established for these benefits was $1,671 at December 31, 2009 (2008 – $5,783). The year over year reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii)	Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts, and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above:

Life insurance contracts with guaranteed benefits

As at December 31,	2009	2008
In the event of death
Account value	$7,520	$7,268
Net amount at risk(1)	$337	$904
Average attained age of contract holders	50	49

(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

2009 Annual Report	107

iii)	Investment categories for variable contracts with guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment category
As at December 31,	2009	2008
Equity funds	$35,883	$32,362
Balanced funds	53,588	44,425
Bond funds	9,810	8,515
Money market funds	3,497	4,566
Other fixed interest rate investments	1,717	2,890
Total	$104,495	$92,758

iv)	Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2009, the Company incurred and paid death benefits of $317 (2008 – $190) and living benefits of $318 (2008 – $96).

v)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields. The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees.

The tables below show the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at December 31,	2009			2008
Decrease in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(470)	$(960)	$(1,480)	$(380)	$(800)	$(1,250)
Variable product guarantees	(450)	(1,080)	(1,930)	(710)	(1,630)	(2,820)
Total	$(920)	$(2,040)	$(3,410)	$(1,090)	$(2,430)	$(4,070)

As at December 31,	2009			2008
Increase in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$490	$1,000	$1,520	$350	$770	$1,210
Variable product guarantees	290	490	600	550	960	1,270
Total	$780	$1,490	$2,120	$900	$1,730	$2,480

(1)	See “Caution related to risk exposures” above.

b)	Foreign currency risk for financial instruments

Currency risk for financial instruments arises when assets and the liabilities or target capital they support are denominated in different currencies. The Company generally matches the currency of its assets with the currency of the policy liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, the Company has established a policy of generally matching the currency of the assets that support shareholders’ equity to amount of target capital assigned to each business line, up to target capital levels. The objective of this policy is to ensure that changes to the Company’s reported shareholders’ equity are proportionate to changes in the Company’s reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates, but resulting in variability in reported shareholders’ equity. The Company’s unmatched currency exposure was primarily limited to its foreign denominated AFS bonds where the unrealized foreign currency exchange gains and losses are recorded in OCI and realized foreign currency exchange gains and losses on sale of AFS bonds are recognized in income. As at December 31, 2009, the Company did not have a material unmatched currency exposure related to these foreign denominated AFS bonds.

c)	Liquidity risk

Liquidity risk is the risk that sufficient funds are available to meet both expected and unexpected cash and/or collateral demands in a timely and cost-effective manner. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either systemically terminating policies with cash surrender values, or not renewing policies when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

108	2009 Annual Report

The Company’s liquidity risk management strategies are designed to ensure that sufficient funds are readily available to meet its financial obligations as they come due. Liquidity risk is mitigated through the Company’s holdings of cash or cash equivalents, investment grade marketable securities and its broad access to various funding sources. The Company maintains centralized pools of high quality liquid assets and investment grade marketable securities to support its operations and contingent liquidity demands. Funding is obtained through policy premiums, deposits, asset securitization, and bank credit and other funding programs.

The Company mitigates liquidity risk by maintaining operating and strategic liquidity levels above minimum internal requirements. Minimum operating liquidity is set at a level of one month’s operating cash outflows. Strategic liquidity is established based on immediate and longer term liquidity requirements under stress conditions whereby policyholder liabilities and unencumbered liquid assets are risk-adjusted for their potential for withdrawals and convertibility to cash respectively. Pledged assets are not considered as available liquid assets to support obligations in either operating or strategic liquidity measures.

The following table outlines the expected maturity of the Company’s significant financial liabilities. The expected maturity dates are based on estimates made by management.

Maturity of financial liabilities(1), (2)

As at December 31, 2009	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$6	$403	$1,345	$1,554	$3,308
Capital instruments	–	–	–	4,237	4,237
Derivative liabilities	214	515	303	1,624	2,656
Bank deposits	13,606	643	363	123	14,735
Consumer notes	247	277	314	453	1,291

(1)	The amounts shown above are net of the related unamortized deferred issue costs.

(2)

Class A preferred shares, Series 1 are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015. These shares have not been included in the above table.

d)	Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Worsening or continued poor economic conditions could result in defaults or downgrades, and could lead to increased provisions or impairments related to the Company’s general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in actuarial liabilities. Counterparty credit exposure arises primarily from derivatives and reinsurance activities. Any of the Company’s reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities the Company cedes to them could lead to an increase in policy liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region. Reinsurance counterparty exposure is measured as both current exposure and potential future exposures reflecting the level of ceded liabilities. Reinsurance and insurance counterparties must also meet minimum risk rating criteria.

The Company also ensures where warranted that mortgages, private placement and bank loans are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

Credit risk associated with derivative counterparties is discussed under the heading “Derivatives” later in this note.

2009 Annual Report	109

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31	2009	2008
Bonds
Fair value option	$71,544	$70,399
Available-for-sale	13,563	12,749
Loans
Mortgages	30,699	30,963
Private placements	22,912	25,705
Policy loans	6,609	7,533
Bank loans	2,457	2,384
Derivative assets	2,680	7,883
Accrued investment income	1,540	1,760
Other financial assets	2,402	2,152
Total	$154,406	$161,528

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing OTTI on AFS securities. In addition, the Company reports as an impairment the change in fair value of bonds designated as fair value which it deems represents an impairment.

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$50	$–	$50	$139
Available-for-sale	78	3	81	7
Loans
Private placements	152	1	153	361
Mortgages and bank loans	56	49	105	118
Other financial assets	4	32	36	–
Total	$340	$85	$425	$625

	Past due but not impaired
As at December 31, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$352	$7	$359	$91
Available-for-sale	57	19	76	8
Loans
Private placements	344	81	425	183
Mortgages and bank loans	49	18	67	51
Other financial assets	–	37	37	–
Total	$802	$162	$964	$333

Allowance for loan losses

For the years ended December 31,	2009			2008
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$43	$165	$208	$23	$53	$76
Provisions	56	81	137	23	146	169
Recoveries	(6)	(63)	(69)	(6)	(1)	(7)
Write-offs(1)	(38)	(55)	(93)	3	(33)	(30)
Balance, December 31	$55	$128	$183	$43	$165	$208
(1)	Includes disposals and impact of currency translation.

110	2009 Annual Report

e)	Securities lending and collateral

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2009, the Company had loaned securities (which are included in invested assets) with a market value of approximately $1,221 (2008 – $1,213). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

f)	Mortgage securitization

During 2009, there were no significant securitization and sales activities. During 2008, the Company securitized and sold insured fixed- and variable-rate commercial and residential mortgages through the creation of mortgage backed securities under the Canada Mortgage Bond Program and the Government of Canada NHA MBS Auction program. The Company continues to service these mortgages. The following table summarizes the securitization and sales activity.

For the year ended December 31, 2008	Residential mortgages	Commercial mortgages	Total
Securitized and sold	$120	$310	$430
Net cash proceeds	117	305	422
Retained interests	6	27	33
Pre-tax gain on sale	3	22	25

g)	Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Derivative counterparty exposure is measured as net potential credit exposure, which takes into consideration mark-to-market values of all derivatives transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher. As at December 31, 2009, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 51 per cent (2008 – 62 per cent). The largest single counterparty exposure as at December 31, 2009 was $70 (2008 – $100). The Company’s exposure to credit risk was mitigated by $1,148 fair value of collateral held as security as at December 31, 2009 (2008 – $3,521). In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at December 31, 2009, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $903 (2008 – $4,520). Without master netting agreements, maximum exposure to credit risk would have been $2,680 (2008 – $7,883).

h)	Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Audit and Risk Management Committee of the Board of Directors.

As at December 31,	2009	2008
Bonds and private placements rated as investment grade BBB or higher(1)	95%	95%
Government bonds as a per cent of total bonds	31%	29%
Government private placements as a per cent of total private placements	15%	15%
Highest exposure to a single non-government bond and private placement issuer	$696	$829
Largest single issuer as a per cent of the total stock portfolio	7%	6%
Income producing commercial office properties
(2009 – 80% of total real estate, 2008 – 80%)	$4,725	$5,057
Largest concentration of mortgages and real estate(2) – Ontario, Canada
(2009 – 26%, 2008 – 24%)	$9,402	$8,803

(1)	Investment grade bonds and private placements include 31% rated A, 19% rated AA and 20% rated AAA (2008 – 31%, 20% and 20%, respectively) based on external ratings where available.

(2)	Mortgages and real estate are diversified geographically and by property type.

2009 Annual Report	111

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and private placements

As at December 31,	2009		2008
	Carrying value	% of total	Carrying value	% of total
Government & agency	$29,651	28	$28,051	26
Financial	21,647	20	22,313	20
Utilities	17,076	16	16,669	15
Energy	8,271	8	7,572	7
Securitized (ABS/MBS)	7,691	7	9,153	9
Industrial	6,413	6	6,747	6
Consumer (non-cyclical)	5,474	5	5,578	5
Other	11,796	10	12,770	12
Total	$108,019	100	$108,853	100

i)	Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience and predictive models; assumptions for policyholder behaviours are based on Company experience and predictive models. Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

Manulife Financial manages insurance risk through global product design, pricing standards and guidelines and a global life underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Manulife Financial’s current global retention limit for a single life is US$20 (US$25 for survivorship life policies) and is shared across business units. Lower limits are applied in some markets and jurisdictions. Manulife Financial further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

j)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2009	2008
Direct premium income	$26,496	$23,891
Reinsurance assumed	1,498	1,433
Reinsurance ceded	(5,048)	(2,072)
Total premium income	$22,946	$23,252

Note 9    ^    Consumer Notes

SignatureNotes are instruments issued in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are denominated in U.S. dollars, have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of US$0.2 of aggregate principal. As at December 31, 2009, interest rates ranged from 0.72% to 6.25% (2008 – 0.91% to 6.27%) and maturities are until 2036. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency. Fair values are determined by projecting cash flows and discounting at current corporate rates, defined as U.S. Treasury rates plus company own corporate spread. The fair value attributable to credit risk represents the present value of the spread.

The carrying amount at December 31, 2009 of financial liabilities designated at fair value was $1,291 (2008 – $1,876), which is $57 higher (2008 – lower by $54) than the contractual amount due at maturity. For the year ended December 31, 2009, the fair value of consumer notes increased by $106 (2008 – decrease of $22). This increase was comprised of a decrease of $111 due to a rise in risk free rates, which was more than offset by an increase of $217 due to the narrowing of spreads between the risk free and MFC debt rates. In 2008, the decrease was comprised of an increase of $87 due to a decrease in risk free rates, which was more than offset by a

112	2009 Annual Report

decrease of $109 due to the widening of spreads between the risk free and MFC debt rates. The change in fair value is included in interest expense. At December 31, 2009, the accumulated change in fair value due to changes in rates that differ from risk free rates was $63 (2008 – $306). Total interest expense relating to the consumer notes was $164 (2008 – $85).

Note 10    ^    Long-Term Debt

As at December 31,	2009	2008
4.896% Medium term notes	$996	$–
7.768% Medium term notes	598	–
5.161% Medium term notes	548	548
5.505% Medium term notes	398	398
4.67% Medium term notes	349	349
Other notes payable	419	421
Term loan	–	1,973
Total long-term debt	$3,308	$3,689
Fair value	$3,588	$3,572

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$7 (2008 – US$10), which arose as a result of the acquisition of John Hancock. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2009 was $200 (2008 – $128). Issue costs are amortized over the term of the debt.

a)	4.896% Medium term notes

On June 2, 2009, MFC issued $1,000 in 4.896% medium term notes which mature June 2, 2014 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 57.5 basis points, in each case together with accrued and unpaid interest. A portion of the net proceeds to MFC from the sale of the notes was applied to reduce amounts outstanding under the term loan.

b)	7.768% Medium term notes

On April 8, 2009, MFC issued $600 in 7.768% medium term notes which mature April 8, 2019 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 125 basis points, in each case together with accrued and unpaid interest.

c)	5.161% Medium term notes

On June 26, 2008, MFC issued $550 in 5.161% medium term notes which mature June 26, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 36 basis points, in each case together with accrued and unpaid interest.

d)	5.505% Medium term notes

Also on June 26, 2008, MFC issued $400 in 5.505% medium term notes which mature on June 26, 2018 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 39 basis points, in each case together with accrued and unpaid interest.

e)	4.67% Medium term notes

On March 28, 2006, MFC issued $350 in 4.67% medium term notes which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.

f)	Other notes payable

Other notes payable bear interest rates ranging from 5.1% to 12.1% and mature in varying amounts to 2015.

g)	Term loan

On November 6, 2008, MFC secured a five year term loan of $3,000 with several large Canadian banks. The loan was fully drawn during the fourth quarter of 2008 and $2,000 was deployed as regulatory capital for the Company’s operating subsidiaries. The term loan was repayable by MFC at any time without penalty and was based upon the one month Bankers Acceptance rate plus 3.80%.

2009 Annual Report	113

On December 11, 2008, the loan agreement was amended and MFC repaid $1,000, reducing the credit facility to $2,000 as at December 31, 2008. During the year ended December 31, 2009, MFC made additional repayments totaling $2,000. As a result, the loan was fully repaid and there were no amounts outstanding at December 31, 2009.

Aggregate maturities of long-term debt are as follows:

As at December 31,	2009	2008
Less than one year	$6	$5
One to two years	403	1
Two to three years	–	407
Three to four years	349	–
Four to five years	996	2,322
Greater than five years	1,554	954
Total	$3,308	$3,689

Note 11    ^    Income Taxes

Income (loss) before income taxes by jurisdiction is as follows:

For the years ended December 31,	2009	2008
Canada	$(1,495)	$2,092
U.S.	(2,461)	(575)
Other foreign countries	3,804	(940)
Total income (loss) before income taxes	$(152)	$577
Components of the income tax expense (recovery) are as follows:
For the years ended December 31,	2009	2008
Canadian income tax expense (recovery)
Current	$(218)	$282
Future	(439)	136
	$(657)	$418
U.S. income tax expense (recovery)
Current	$(155)	$(18)
Future	(888)	(310)
	$(1,043)	$(328)
Other foreign income tax expense (recovery)
Current	$76	$53
Future	52	(63)
	$128	$(10)
Income tax expense (recovery)	$(1,572)	$80

The effective income tax rate reported in the Consolidated Statements of Operations varies from Canadian tax rate of 32 per cent for the year ended December 31, 2009 (2008 – 33 per cent) for the following reasons:

Reconciliation of income tax expense (recovery) For the years ended December 31,	2009	2008
Income tax (recovery) expense at Canadian statutory tax rate	$(49)	$190
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(114)	(154)
Differences in tax rate on income not subject to tax in Canada	(1,419)	75
Income tax rate change	30	–
Creation (release) of valuation allowance	(15)	40
General business tax credit	(69)	(64)
Other	64	(7)
Income tax expense (recovery)	$(1,572)	$80

114	2009 Annual Report

The amount of income taxes paid in cash during the year ended December 31, 2009 was $63 (2008 – $235).

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2009	2008
Consolidated Statements of Operations
Income tax (recovery) expense	$(1,572)	$80
Consolidated Statements of Equity
Tax expense (benefit) of stock options exercised	1	(3)
Tax benefit of financing costs	(26)	(19)
Consolidated Statements of Comprehensive Income
OCI on AFS and cashflow hedges	675	(881)
Currency translation account	249	(305)
Income taxes	$(673)	$(1,128)

Earnings of foreign subsidiaries would generally only be subject to Canadian taxation when distributed to Canada. Additional Canadian tax that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $537 (2008 – $566).

The net future income tax liability is $609 (2008 – $1,614), of which $1,178 (2008 – $1,794) is reported as a future tax liability. A future tax asset for the Canadian jurisdiction of $569 (2008 – $180) is reported in miscellaneous assets.

The following table presents future income taxes in total, and the principal components:

As at December 31,	2009	2008
Future income tax asset
Actuarial liabilities	$1,540	$(682)
Loss carry forward	1,684	2,052
Accrued interest	322	273
Tax credits	699	725
Other	66	121
	$4,311	$2,489
Valuation allowance	(82)	(97)
Future income tax asset	$4,229	$2,392
Future income tax liability
Real estate	$(287)	$(457)
Securities and other investments	(3,546)	(2,527)
Sale of invested assets	(420)	(385)
Intangible assets	(585)	(637)
Future income tax liability	$(4,838)	$(4,006)
Net future income tax liability	$(609)	$(1,614)

As at December 31, 2009, the Company has approximately $4,495 (2008 – $5,966) of tax loss carry forwards available of which $4,491 expire between the years 2010 and 2029 while $4 have no expiry date. Capital loss carry forwards in the amount of $452 (2008 – $8) expire in the years 2013 and 2014. A tax benefit, related to these tax loss carry forwards, in the amount of $1,602 (2008 – $1,955) has been recognized in future income taxes, and a benefit of $82 (2008 – $97) has not been recognized.

As at December 31, 2009, the Company has recognized approximately $488 (2008 – $496) of general business tax credit carry forwards available which expire between the years 2021 and 2029.

As at December 31, 2009, the Company has approximately $716 (2008 – $664) of current tax payable included in other liabilities.

Unrecognized tax positions

Changes in the amount of unrecognized tax positions are as follows:

For the years ended December 31,	2009	2008
Balance as at January 1	$3,022	$1,892
Additions based on tax positions related to the current year	408	419
Reductions based on tax positions related to the current year	–	(12)
Additions for tax positions of prior years	389	629
Reductions for tax positions of prior years	(401)	(253)
Foreign exchange adjustments	(340)	347
Balance as at December 31	$3,078	$3,022

Included in the balance of unrecognized tax positions as of December 31, 2009, are $1,179 (2008 – $1,226) of unrecognized benefits that, if recognized, would affect the Company’s effective tax rate.

2009 Annual Report	115

Included in the balance of unrecognized tax positions as of December 31, 2009 are $1,899 (2008 – $1,796) of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to an earlier period.

The amount of change in unrecognized tax benefits over the next 12 months cannot be determined.

The Company recognizes interest accrued related to uncertain tax benefits in interest expense (part of other operating costs and expenses) and penalties in tax expense. During the year ended December 31, 2009, the Company recognized approximately $258 (2008 – $243) in interest expense. The Company has approximately $974 of accrued interest as at December 31, 2009 (2008 – $831). The Company has not recognized any material amounts of penalties during the years ended December 31, 2009 and 2008.

The Company files income tax returns for all its operations with the major jurisdictions being Canada and U.S. Canadian tax authorities have completed examinations of tax returns filed for all years prior to 2000 and there are no outstanding appeals for years prior to 1996. In the U.S., the Internal Revenue Services (“IRS”) has completed its examinations for the years prior to 2005. The Company has filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. Examinations of Canadian tax returns for the years 2000 to 2006 and U.S. income tax returns for the years 2005 to 2007 are currently ongoing. Returns for all subsequent years have not been examined.

See also note 18 (b) tax related contingency.

Note 12    ^    Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2009	2008
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Senior debenture issued to Manulife Financial Capital Trust II	1,000	–
Surplus notes – 7.375% U.S. dollar	497	582
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,190	1,198
Total	$4,581	$3,674
Fair value	$4,739	$3,122

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$43 (2008 – US$44), which arose as a result of the acquisition of John Hancock. The amortization of the fair value adjustment is recorded in interest expense.

The cash amount of interest, including dividends on the Class A, Series 1 preferred shares, paid during the year ended December 31, 2009 was $208 (2008 – $190). Issue costs are amortized over the term of the underlying instruments.

Maturity profile of capital instruments

There are no scheduled maturities for any of the outstanding capital instruments within the next five years.

Preferred shares

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Senior debentures issued to Manulife Financial Capital Trust

On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. Prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures. On or after June 30, 2012, the debentures may be redeemed at par, in each case together with accrued and unpaid interest.

116	2009 Annual Report

At the option of the Trust, the 7.0% debentures are convertible into 40 MLI Class A Shares Series 2 per one thousand dollars face value and the 6.7% debentures are convertible into 40 MLI Class A Shares Series 4 per one thousand dollars face value. Under certain circumstances, the 7.0% debentures will be automatically converted into 40 MLI Class A Shares Series 3 per one thousand dollars face value and the 6.7% debentures will be automatically converted into 40 MLI Class A Shares Series 5 per one thousand dollars face value. On or after June 30, 2051, the MLI Class A Shares Series 2 and Series 3 will be convertible at the option of the holder into MFC common shares. On or after December 31, 2012, the MLI Class A Shares Series 4 and Series 5 will be convertible at the option of the holder into MFC common shares. In each case, the number of MFC common shares is determined by the face amount of the MLI Class A Shares divided by the greater of $1.00 and 95% of the then market price of MFC common shares.

The Trust is a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 17(b)).

Senior debenture issued to Manulife Financial Capital Trust II

On July 10, 2009, MLI issued a $1,000 senior debenture to Manulife Financial Capital Trust II (“Trust II”). The debenture matures on December 31, 2108 and interest is payable semi-annually on June 30 and December 31. From July 10, 2009 to December 30, 2019, the rate of interest is 7.535% per annum. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5.2%.

On or after December 31, 2014, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset Date plus (a) 1.0325% if the redemption date is prior to December 31, 2019 or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

Trust II is a VIE; however, because the Company is not the primary beneficiary, Trust II is not consolidated (see note 17(b)).

U.S. dollar surplus notes

On February 25, 1994, John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.) issued US$450 of 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires prior approval from the Commissioner of the Office of Financial and Insurance Regulation of the State of Michigan.

Canadian dollar subordinated debt

On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $550 remain outstanding and mature on February 16, 2016, bearing interest at a fixed rate of 6.24% for 10 years and thereafter at the 90-day Bankers Acceptance rate plus 1% (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.

Subordinated notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), now John Hancock Holdings Delaware LLC (“JHH”), a wholly owned subsidiary of MLI, issued a $650 subordinated note to Manulife Finance (Delaware) LLC (“MFLLC”) a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”). MFLP and its subsidiaries are related parties to the Company. The note matures on December 15, 2036 and bears interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, JHH may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

On December 14, 2006, MHD (now JHH) issued a $550 senior note to MFLLC which matures on December 15, 2016. On September 30, 2008, the $550 senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers Acceptance rate plus 0.552%.

MFLP is a VIE; however, MFC is not considered the primary beneficiary and, as a result, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 17(b)).

Note 13    ^    Share Capital

The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

Preferred shares

On June 3, 2009, MFC issued 14 million Class 1 Shares Series 1 (“Class 1 Series 1 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $350. The Class 1 Series 1 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 5.6% until September 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.23%. On September 19, 2014 and on September 19 every five years thereafter, the Class 1 Series 1 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 2 (“Class 1 Series 2 Preferred Shares”). The Class 1 Series 2 Preferred Shares are entitled to non-cumulative preferential

2009 Annual Report	117

cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.23%. Subject to regulatory approval, MFC may redeem the Class 1 Series 1 Preferred Shares, in whole or in part, at par on September 19, 2014 and on September 19 every five years thereafter.

On March 4, 2009, MFC issued 18 million Class A Shares, Series 4 (“Series 4 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%. On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Shares, Series 5 (“Series 5 Preferred Shares”). The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%. Subject to regulatory approval, MFC may redeem the Series 4 Preferred Shares, in whole or in part, at par on June 19, 2014 and on June 19 every five years thereafter.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65%. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

Common shares

On November 30, 2009, MFC issued 132 million common shares at $19.00 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,413. Net proceeds including tax benefits were $2,435.

On December 11, 2008, MFC issued 117 million common shares at $19.40 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,190. Net proceeds including tax benefits were $2,208.

On May 7, 2009 MFC announced amendments to its dividend re-investment and share purchase plans. These plans provide registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares. These plans are open to registered shareholders residing in Canada or the United States. MFC has the flexibility to fund the plans through open market purchases and treasury issuances.

On November 7, 2007, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2007 to repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding. MFC was also limited to purchasing up to 626,918 common shares on any one day under this bid. The bid expired on November 8, 2008. In total, during the year ended December 31, 2008, MFC purchased, and subsequently cancelled, 11 million of its common shares pursuant to the normal course issuer bids at a total cost of $403. All transactions under the normal course issuer bids were executed on the Exchange at prevailing market prices (or, with regulatory approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid were cancelled.

For the years ended December 31,	2009		2008
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,610	$16,157	1,501	$14,000
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	8	166	3	50
Issued under dividend re-investment and share purchase plans	8	179	—	—
Issued by private placement and public offering, net	132	2,435	117	2,208
Normal course issuer bids – purchased for cancellation	—	—	(11)	(101)
Balance, December 31	1,758	$18,937	1,610	$16,157

118	2009 Annual Report

Note 14    ^    Capital Management

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure subject to a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and business needs.

Manulife Financial seeks to manage its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;

■

Ensuring best access to capital markets, striving for target credit ratings and maintaining the confidence of regulators, policyholders, rating agencies, investors and creditors in order to secure stability and flexibility to operate its businesses; and

■	Seeking to optimize return on capital to meet shareholders’ expectations, subject to capital adequacy constraints established to meet the first two objectives.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects the Company’s view of risk.

As part of its annual Dynamic Capital Adequacy Testing (“DCAT”), the Company assesses the strength of its capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to the Company’s business and risk profile. The 2009 results of this testing indicated that, given the actions taken in 2009, the Company’s capital levels provided for sufficient assets to discharge liabilities and guarantee obligations, in the various adverse scenarios tested. These scenarios included tests of risks related to equity markets, credit, interest rates and reinsurer default, amongst others.

The measure of available capital in the table below serves as the foundation of the Company’s capital management activities at the consolidated level. For regulatory reporting purposes, adjustments are made for various additions or deductions to capital as mandated by guidelines issued by OSFI. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments.

Consolidated capital

As at December 31,	2009	2008
Total equity(1)	$28,907	$27,197
Less AOCI (loss) on cash flow hedges	(48)	(325)
Total equity less AOCI (loss) on cash flow hedges	$28,955	$27,522
Liabilities for preferred shares and qualifying capital instruments(2)	4,037	3,121
Non-controlling interest in subsidiaries	202	217
Total capital	$33,194	$30,860

(1)

Total equity includes unrealized gains and losses on AFS bonds and AFS equities, net of taxes. In 2009, the current period net unrealized gain or loss on AFS bonds is no longer part of OSFI regulatory capital. As at December 31, 2009, the gain on AFS bonds, net of taxes, was $572.

(2)	Qualifying subordinated debentures, net of unamortized issuance costs. See note 12.

In 2009, the Company’s capital increased by $2,334 compared to the prior year. The increase was primarily due to the issue of $2,500 common shares, $800 preferred shares and $1,000 of innovative capital, net income of $1,420 and the increase of $1,133 in unrealized gains on AFS securities. The impact of these items on the level of capital was partially offset by a reduction of $3,378 from currency translation of net foreign operations and $1,149 of cash dividends paid to shareholders.

In addition, the Company raised $1,600 of senior debt in 2009 and repaid its $2,000 term loan. While such funding may be deployed in subsidiaries as capital, at the MFC consolidated level senior indebtedness is typically not considered capital, consistent with the current OSFI guidelines.

The Board of Directors reviews and approves the Company’s capital management policies. Each quarter, the Audit and Risk Management Committee reviews the Company’s capital position. Annually, the Appointed Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Note 15    ^    Stock-Based Compensation

Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the higher of the prior day or prior five day average closing market price of common shares on the Exchange on the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

2009 Annual Report	119

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 2.4 million as at December 31, 2009 (2008 – 2.5 million).

In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2009, 56,000 DSUs (2008 – 217,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2009, no DSUs (2008 – 269,000) were granted to certain employees to defer payment of all or part of their Restricted Share Units (“RSUs”) since the RSUs scheduled to vest in 2009 did so without any payment value.

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to 5 per cent of their annual base earnings toward the purchase of common shares. MFC matches a percentage of the employee’s eligible contributions up to a maximum amount. MFC’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

	2009	2008
For the years ended December 31,	Number of DSUs (in thousands)
Outstanding, January 1	4,914	4,629
Issued	139	535
Reinvested	208	158
Redeemed	(318)	(408)
Outstanding, December 31	4,943	4,914

Of the DSUs outstanding as at December 31, 2009, 2,355,000 (2008 – 2,513,000) entitle the holder to receive common shares, 2,198,000 (2008 – 2,059,000) entitle the holder to receive payment in cash and 390,000 (2008 – 342,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). No stock options were granted under this plan in 2009, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. The number of options outstanding under the DEIP was 70,000 as at December 31, 2009 (2008 – 76,000).

For the year ended December 31, 2009, 3.8 million RSUs (2008 – 1.8 million), 0.6 million Special RSUs (2008 – nil) and 1.5 million Performance Share Units (“PSUs”) (2008 – nil) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. Each RSU/Special RSU/PSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions. RSUs granted in February 2009 vest 25 per cent on the first anniversary, 25 per cent on the second anniversary and 50 per cent on the date that is 34 months from the grant date, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to these RSUs was $31 for the year ended December 31, 2009 (2008 – $57).

Special RSUs granted in February 2009 vest on the date that is 22 months from the grant date, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to Special RSUs was $4 for the year ended December 31, 2009 (2008 – nil).

PSUs granted in February 2009 vest 25 per cent on the first anniversary, 25 per cent on the second anniversary and 50 per cent on the date that is 34 months from the grant date, subject to performance conditions that are equally weighted over the three performance periods. The related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to PSUs was $20 for the year ended December 31, 2009 (2008 – nil).

120	2009 Annual Report

	2009		2008
Options outstanding For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	27	$27.29	26	$24.95
Granted	9	$16.33	4	$37.71
Exercised	(1)	$18.32	(2)	$20.00
Forfeited	–	$–	(1)	$36.54
Outstanding, December 31	35	$24.72	27	$27.29
Exercisable, December 31	22	$25.46	20	$23.37

	Options outstanding			Options exercisable
As at December 31, 2009 Exercise price	Number of options (in millions)	Weighted average exercise price	Weighted average contractual remaining life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life
$15.67 – $19.52	13	$16.04	6.37	5	$16.68	1.51
$19.53 – $25.45	10	$21.96	2.71	9	$21.94	2.07
$25.46 – $40.38	12	$35.70	5.71	8	$34.38	4.96
Total	35	$24.72	5.06	22	$25.46	3.03

The weighted average fair value of each option granted in 2009 has been estimated at $3.45 (2008 – $7.38) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 2.0% (2008 – 3.2%), dividend yield of 4.4% (2008 – 2.2%), expected volatility of 35% (2008 – 20%) and expected life of 6.25 (2008 – 6.25) years.

In aggregate, the Company recorded stock-based compensation expense of $79 for the year ended December 31, 2009 (2008 – $81).

Dilutive effect of stock-based compensation awards

For the years ended December 31,	2009	2008
Diluted earnings per common share	$0.82	$0.32
Net income available to common shareholders	$1,338	$487
Weighted average number of common shares (in millions)	1,626	1,502
Stock-based awards(1) (in millions)	5	10
Weighted average number of diluted common shares (in millions)	1,631	1,512

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of 22 million (2008 – nine million) anti-dilutive stock-based awards.

Note 16    ^    Employee Future Benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are funded, supplemental pension plans for executives that are primarily unfunded, and other post-employment benefit plans that are also primarily unfunded.

The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes differ from those used for accounting purposes. For 2010, the minimum funding requirement for the Company’s largest registered Canadian and U.S. plans is expected to be in the range of $20 to $50. However, future Company contribution amounts may change upon the Company’s review of its contribution levels during the year.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are generally required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at September 1, 2008. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is September 1, 2011. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2009.

2009 Annual Report	121

Pension and post-employment benefit plans

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Changes in plan assets:
Fair value of plan assets, January 1	$2,749	$3,299	$300	$322
Actual return on plan assets	497	(843)	70	(86)
Employer contributions	104	100	70	69
Plan participants’ contributions	1	1	6	4
Benefits paid	(277)	(255)	(76)	(73)
Currency impact	(319)	447	(49)	64
Fair value of plan assets, December 31(1)	$2,755	$2,749	$321	$300

(1) As part of the acquisition of John Hancock Financial Services, Inc. in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives and retired executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. On May 1, 2008, these plans were merged and the funding through the rabbi trust was restricted to only those pension benefit obligations in respect of service prior to that date. At December 31, 2009, assets in the rabbi trust with respect to these pension benefit obligations were $368 (2008 – $334) compared to the pension benefit obligations under the merged plan of $362 (2008 – $435).

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Changes in accrued benefit obligation:
Balance, January 1	$3,801	$3,348	$904	$802
Service cost	63	67	10	12
Interest cost	217	193	51	49
Plan participants’ contributions	1	1	6	4
Amendments	–	(4)	–	1
Actuarial losses (gains)	258	(93)	9	(32)
Benefits paid	(277)	(255)	(76)	(73)
Currency impact	(429)	544	(103)	141
Balance, December 31	$3,634	$3,801	$801	$904

	Pension benefits		Post-employment benefits
As at December 31,	2009	2008	2009	2008
Excess of plan liabilities over fair value of plan assets, end of year	$(879)	$(1,052)	$(480)	$(604)
Unrecognized net actuarial loss (gain)	975	1,114	(1)	30
Unrecognized prior service cost	(31)	(41)	–	(3)
Net prepaid benefit cost (accrued benefit liability)	$65	$21	$(481)	$(577)

Amounts recognized in the consolidated balance sheets

	Pension benefits		Post-employment benefits
As at December 31,	2009	2008	2009	2008
Prepaid benefit cost	$661	$676	$–	$–
Accrued benefit liability	(596)	(655)	(481)	(577)
Net prepaid benefit cost (accrued benefit liability)	$65	$21	$(481)	$(577)

As at December 31, 2009, the Company’s broad-based funded pension plans consisted of assets of $2,741 (2008 – $2,736) and pension benefit obligations of $2,908 (2008 – $3,060), which results in a pension benefit deficit of $167 (2008 – $324). These plans are subject to regulatory contribution requirements.

The Company’s executive supplemental pension plans are primarily unfunded and, as at December 31, 2009, consisted of assets of $14 (2008 – $13) and pension benefit obligations of $726 (2008 – $741), which results in a pension benefit deficit of $712 (2008 – $728). Of this deficit, $540 (2008 – $581) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $368 as at December 31, 2009 (2008 – $334). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.

122	2009 Annual Report

Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2009	2008
Broad-based funded pension plans
Fair value of plan assets	$2,741	$2,736
Accrued benefit obligation	2,908	3,060
Shortfall of fair value of plan assets over plan liabilities	$(167)	$(324)
Executive unfunded pension plans
Fair value of plan assets	$14	$13
Accrued benefit obligation	726	741
Shortfall of fair value of plan assets over plan liabilities	$(712)	$(728)
Other
Rabbi trust assets	$368	$334
Total
Fair value of assets	$3,123	$3,083
Accrued benefit obligation	3,634	3,801
Shortfall of fair value of assets over plan liabilities	$(511)	$(718)

The assets that support the portion of the post-employment benefit plans that are not funded form part of the general fund assets of the Company.

The weighted average asset allocation for the Company’s funded pension plans is as follows:

	Actual allocation
As at December 31,	2009	2008
Equity securities(1)	51%	47%
Debt securities	41%	42%
Real estate	3%	4%
Other	5%	7%
Total	100%	100%

(1)	Pension benefit plans include investments in MFC common shares of $0.8 (2008 – $0.5).

Components of the net benefit expense for the pension plans and other post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Defined benefit service cost	$63	$67	$10	$12
Defined contribution service cost	68	63	–	–
Interest cost	217	193	51	49
Actual (positive) negative return on plan assets	(497)	843	(70)	86
Actuarial (gains) losses	258	(93)	9	(32)
Plan amendments	–	(4)	–	1
Pension costs incurred before adjustments	$109	$1,069	$–	$116
Difference between costs arising in the year and costs recognized:
Return on plan assets(1)	247	(1,088)	40	(114)
Actuarial (gains) losses(2)	(248)	108	(15)	31
Plan amendments(3)	(1)	3	(3)	(2)
Net benefit expense	$107	$92	$22	$31

(1)	Expected return on plan assets of $280 (2008 – $273) less deferral of actual (positive) negative return on plan assets of $(567) (2008 – $929).

(2)	Actuarial loss amortized of $4 (2008 – $14) less actual actuarial loss incurred of $(267) (2008 – $125).

(3)	Amortization of plan amendment gains recognized of $4 (2008 – $2) less actual plan amendment gains incurred of $nil (2008 – $3).

2009 Annual Report	123

Key weighted average assumptions

The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
To determine the accrued benefit obligation at end of year:
Discount rate	5.5%	6.1%	5.8%	6.2%
Rate of compensation increase	4.1%	4.0%	3.3%	3.3%
Initial health care cost trend rate(1)	n/a	n/a	8.0%	8.2%
To determine the net benefit expense for the year:
Discount rate	6.1%	5.8%	6.2%	5.9%
Expected return on plan assets(2)	7.4%	7.5%	8.0%	8.0%
Rate of compensation increase	4.0%	4.6%	3.3%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	8.2%	8.6%

(1)

The health care cost trend rate used to measure the U.S. based post-employment obligation was 8.5% grading to 5.0% for 2028 and years thereafter (2008 – 8.5% grading to 5.0% for 2016) and to measure the expense was 8.5% grading to 5.0% for 2016 and years thereafter (2008 – 9.0% grading to 5.0% for 2016). In Canada, the rate used to measure the post-employment benefit obligation was 6.5% grading to 4.75% for 2020 and years thereafter (2008 – 6.1% grading to 4.9% for 2013) and to measure the expense was 6.1% grading to 4.9% for 2013 and years thereafter (2008 – 6.4% grading to 4.9% for 2013).

(2)

The expected return on pension plan assets for U.S. based plans was 8.0% (2008 – 8.0%). Plans based in Canada had an expected return on plan assets of 6.2% (2008 – 6.2%). Other pension plans had an expected return of 4.6% (2008 – 5.3%).

To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.

Sensitivity of key assumptions

Assumptions adopted can have a significant effect on the obligations and expenses reported for pension and post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2009	Obligation	Expense	Obligation	Expense
Discount rate:
Impact of a 1% increase	$(324)	$(6)	$(76)	$(2)
Impact of a 1% decrease	$374	$24	$96	$2
Expected return on plan assets:
Impact of a 1% increase	n/a	$(31)	n/a	$(4)
Impact of a 1% decrease	n/a	$31	n/a	$4
Rate of compensation increase:
Impact of a 0.25% increase	$4	$1	$–	$–
Impact of a 0.25% decrease	$(4)	$(1)	$–	$–
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$50	$7
Impact of a 1% decrease	n/a	n/a	$(41)	$(6)

Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded pension and post-employment benefit plans, cash payments directly to beneficiaries for unfunded pension and post-employment benefit plans, and cash contributed to defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Defined benefit	$104	$100	$70	$69
Defined contribution	68	63	–	–
Total	$172	$163	$70	$69

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Cash flows – estimated benefit payments

The future benefit payments under the defined benefit pension plans and post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits
2010	$294	$60
2011	287	62
2012	284	62
2013	286	63
2014	286	63
2015 – 2019	1,425	326

Investment policy and strategy

The Company’s overall investment strategy for the plans varies by country and also by plan, depending on several factors including legislative requirements, types of benefit provided, plan demographics and plan funded status. The investment policies and strategies of the plans have been developed primarily to diversify the plan assets. Overall, investments are allocated primarily between the major asset classes of fixed income and equity, with a relatively smaller proportion of investments in alternative asset classes. Currently, the overall target asset allocation is set at approximately the following: for Canada, fixed income 64% and public equity 36%; for the U.S., fixed income 35%, public equity 52% and other types of investments 13%.

The plans are not permitted to borrow funds to acquire securities or otherwise deal in margin trading. In addition, restrictions are placed around the quality of debt instruments held and the amount of securities invested in any one company and diversification targets across sectors are set for equity securities and other investments. The use of derivatives is permitted but affected plans are prohibited from selling derivatives on securities they do not own.

Fair value measurements

Fair value measurements of pension and other post-employment benefit plan assets are categorized according to a three-level hierarchy, as described in note 19.

The fair values of pension and other post-employment benefit plan assets at December 31, 2009 by asset category are as follows:

As at December 31, 2009	Total fair value	Level 1(1)	Level 2(1)	Level 3(1)
Pension plans
Cash and cash equivalents	$39	$39	$–	$–
Equities(2)	1,395	755	640	–
Fixed income(2)	1,090	731	276	83
Other investments(3)	231	3	–	228
Total pension plan assets	$2,755	$1,528	$916	$311

Post-employment plans
Cash and cash equivalents	$24	$24	$–	$–
Equities(2)	160	27	133	–
Fixed income(2)	132	27	103	2
Other investments(3)	5	–	–	5
Total post-employment benefit plan assets	$321	$78	$236	$7

(1)	See note 19 for a description of the categorization of assets under the three-level fair value hierarchy.

(2)

Includes investments in mutual funds, common/collective trusts, separate accounts, and separate accounts of group annuity contracts that share exposure to equities or fixed income securities respectively.

(3)	Includes investments in private equity, timber and agriculture and other assets.

2009 Annual Report	125

The changes in Level 3 pension and other post-employment benefit plan assets measured at fair value on a recurring basis are summarized as follows:

	Private equity	Timber and agriculture and other
Balance as at January 1, 2009	$188	$191
Actual return on plan assets
Relating to assets still held at the reporting date	(22)	28
Relating to assets sold during the period	5	2
Purchases, sales and settlements	(7)	(13)
Currency movement	(26)	(28)
Balance as at December 31, 2009	$138	$180

Note 17    ^    Variable Interest Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are considered variable interest entities. The Company also has relationships with VIEs used to arrange certain of the Company’s financings.

The variable interest holder, if any, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. An entity that holds a significant variable interest in a VIE, but is not the primary beneficiary, must disclose certain information regarding its involvement with the VIE.

The Company determines whether it is the primary beneficiary of a VIE by evaluating the contractual rights and obligations associated with each party involved in the entity, calculating estimates of the entity’s expected losses and expected residual returns, and allocating the estimated amounts to each party. In addition, the Company considers qualitative factors, such as the extent of the Company’s involvement in creating or managing the VIE.

If it is not considered to be the primary beneficiary, the Company assesses the materiality of its relationship with the VIE to determine if it holds a significant variable interest, which requires disclosure. This assessment considers the materiality of the VIE relationship to the Company as, among other factors, a percentage of total investments, percentage of total net investment income, and percentage of total funds under management. For purposes of assessing materiality and disclosing significant variable interests, the Company aggregates similar entities.

a)	Investment entities that are variable interest entities

Variable interest entities that are consolidated with the Company’s segregated funds

The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2009 resulted in an increase in segregated fund assets of $1,648 (2008 – $235), an increase in segregated fund liabilities of $911 (2008 – $77) and an increase in net assets held by other contract holders of $737 (2008 – $158).

The liabilities recognized as a result of consolidating the timberland VIEs do not represent additional claims on the general assets of the Company; rather, they represent claims against the assets recognized as a result of consolidating the VIEs. Conversely, the assets recognized as a result of consolidating the timberland VIEs do not represent additional assets which the Company can use to satisfy claims against its general assets; rather they can only be used to settle the liabilities recognized as a result of consolidating the VIEs.

Variable interest entities that are consolidated in the Company’s general fund

As described below, the Company consolidates a portion of MFLP into its general fund which results in no quantitative changes to the Company’s assets, liabilities or equity.

Variable interest entities that are not consolidated

Except as noted above, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages.

The following is a discussion of the entities with which the Company has significant relationships.

Collateralized debt obligation funds

The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

126	2009 Annual Report

The maximum exposure to losses from CDOs managed by the Company is $29 (2008 – $33). This consists of $14 (2008 – $16) in tranches rated below BBB and $15 (2008 – $17) in equity tranches.

Company-managed CDOs As at December 31,	2009	2008
Total assets	$1,498	$2,496
Total debt	$5,598	$8,121
Total other liabilities	7	47
Total liabilities	$5,605	$8,168
Total equity(1)	(4,107)	(5,672)
Total liabilities and equity(2)	$1,498	$2,496

(1)

Declines in assets reflect fair value adjustments to mortgage securities in the CDO funds managed by the Company’s subsidiary, Declaration Management & Research LLC. Since the funds’ assets are carried at fair value and their debt is carried at par, declines in the assets’ fair values generate negative equity in the funds.

(2)	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.

Low-income housing partnerships

The Company has investments that qualify for low-income housing tax credits (“LIH Partnerships”). These investments are primarily made through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and is not the general partner or managing member in any of the LIH Partnerships.

The Company’s maximum exposure to losses from its investments in LIH Partnerships is $546 (2008 – $658). This consists of $423 (2008 – $518) of equity investments, $66 (2008 – $79) of mortgages, and $57 (2008 – $61) of outstanding equity capital commitments.

LIH Partnerships(1) As at December 31,	2009	2008
Total assets	$1,242	$1,480
Total debt	$715	$883
Total other liabilities	131	126
Total liabilities	$846	$1,009
Total equity	396	471
Total liabilities and equity(2)	$1,242	$1,480

(1)	Certain data in the table above is reported with a six to twelve month lag due to the delayed availability of financial statements of the LIH Partnerships.

(2)	Includes the Company’s investment in the debt and equity of the LIH Partnerships.

Timberland investments

The Company acts as an investment manager of timberland properties with total assets of $8 billion, of which $6 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment manager to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.

The maximum exposure of the Company’s general fund to losses from the Timber Funds is $538 (2008 – $460). This consists of $161 (2008 – $189) of equity investments, $373 (2008 – $263) of debt investments, and $4 (2008 – $8) of outstanding equity commitments to these funds.

Timber Funds As at December 31,	2009	2008
Total assets	$6,480	$7,860
Total debt	$3,058	$2,922
Total other liabilities	160	455
Total liabilities	$3,218	$3,377
Total equity	3,262	4,483
Total liabilities and equity(1)	$6,480	$7,860

(1)	Includes the Company’s investment in the debt and equity of the Timber Funds.

Other entities

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships,

2009 Annual Report	127

and businesses that have undergone debt restructurings and reorganizations. The Company believes that its relationships with these Other Entities are not significant and, accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets, the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.

b)	Financing entities that are variable interest entities

Manulife Financial Capital Trust

Manulife Financial Capital Trust (the “Trust”), an open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The MaCS form part of the Company’s Tier 1 regulatory capital.

Manulife Financial Capital Trust II

Manulife Financial Capital Trust II (“Trust II”), an open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, Trust II is not consolidated. Under certain circumstances and without the consent of the holders, Manulife Financial Capital Trust II Notes – Series 1 (“MaCS II – Series 1”) or interest thereon issued by Trust II may be automatically exchanged or paid by the issuance of non-cumulative Class 1 preferred shares of MLI. The MaCS II – Series 1 form part of the Company’s Tier 1 regulatory capital.

Manulife Finance (Delaware), L.P.

On December 14, 2006, MFLP, a wholly owned partnership, issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

In order to manage exposure to the interest rate difference between the debentures issued and the subordinated notes receivable from MHD (now JHH, see note 12), MFLP has entered into interest rate swaps.

In accordance with VIE accounting guidelines, MFLP is divided into two silos and one host entity. The largest silo comprises the issued debt instruments and the interest rate swaps described above. The smaller silo and the host entity comprise the amounts the Company has invested, plus accumulated interest thereon. The Company is not the primary beneficiary of and, therefore, does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both. The impact of this application of the silo aspects of the VIE accounting guidelines resulted in the Company recognizing its subordinated debt payable to MFLP, instead of recognizing MFLP’s senior and subordinated debentures payable to the investing public. There is no impact to the Company’s assets, liabilities or equity as a result of this accounting.

Note 18    ^    Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before the OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

128	2009 Annual Report

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

b)	Tax related contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2009, the Company recorded additional charges of US$187 after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of all the leveraged leases be fully denied, the maximum after-tax exposure including interest would be an additional estimated US$284 as at December 31, 2009.

The Company expects that it will go to trial in tax court in 2011, related to this matter, and although the Company believes it has compelling facts and circumstances that differentiate its case from other taxpayers, there is no assurance that the Company will be successful. The Company continues to monitor and assess the facts and circumstances in this matter. Subsequent to year end, there was another court case that was decided unfavourably for the taxpayer. Accordingly, the Company has assessed its position in relation to these recent developments and expects to take an additional provision of approximately US$94 in the first quarter of 2010.

c)	Accident reinsurance disputes

The Company is engaged in a small number of disputes in respect of its reinsurance business and believes it has provided adequately for any possible exposure.

d)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,833 (2008 – $2,722) of outstanding investment commitments as at December 31, 2009, of which $207 (2008 – $230) mature in 30 days, $1,343 (2008 – $1,429) mature in 31 to 365 days and $1,283 (2008 – $1,063) mature after one year.

e)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. As at December 31, 2009, letters of credit for which third parties are beneficiary, in the amount of $504 (2008 – $588), were outstanding.

f)	Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

2009 Annual Report	129

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a full and unconditional guarantee of MLI’s $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI. MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the year ended December 31, 2009	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated(1)	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$59	$60	$39,302	$2,000	$(1,314)	$40,107
Net income (loss) available to shareholders	1,402	2	2,726	(1,153)	(1,575)	1,402
Invested assets	3	7	185,391	2,150	(81)	187,470
Total other assets	32,700	1,384	17,975	5,101	(39,490)	17,670
Policy liabilities	–	–	134,826	6,861	–	141,687
Total other liabilities	3,796	1,232	36,772	121	(7,375)	34,546

As at and for the year ended December 31, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated(1)	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$151	$72	$28,083	$5,099	$(402)	$33,003
Net income (loss) available to shareholders	517	9	220	329	(558)	517
Invested assets	23	2	187,163	1,035	(722)	187,501
Total other assets	32,014	1,597	23,693	5,620	(39,400)	23,524
Policy liabilities	–	–	140,932	5,269	143	146,344
Total other liabilities	4,840	1,417	39,840	–	(8,613)	37,484

(1)

Effective December 31, 2009, MLI purchased from MFC all of the shares of JHH which it did not already own and, immediately thereafter, John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company merged with and into John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), John Hancock Financial Services, Inc. merged with and into The Manufacturers Investment Corporation and Manulife Holdings (Delaware) LLC merged with and into JHHLLC (the “Reorganization”). This common control transaction has been accounted for using pooling of interests accounting on a retroactive basis. Accordingly, the MLI consolidated amounts include the revenue, net income, assets and liabilities of JHH as at and for the years ended December 31, 2009 and 2008.

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are outlined in note 21(k).

g)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if the net exposure moves to an asset position due to market value changes.

The amounts pledged were as follows:

	2009		2008
As at December 31,	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$1,194	$12	$2,686	$206
Regulatory requirements	167	34	160	62
Real estate	–	85	–	100
Repurchase agreements	–	–	1,028	–
Non-registered retirement plans in trust	–	453	–	442
Other	1	1	2	1
Total	$1,362	$585	$3,876	$811

The Company is required to deposit securities with government agencies in U.S. states where it conducts business. As of December 31, 2009, the fair value of securities on deposit was approximately $52 (2008 – $72). These amounts are included under regulatory requirements in the table above.

130	2009 Annual Report

h)	Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under non-cancelable operating leases, are presented below:

2010	$114
2011	96
2012	81
2013	69
2014	51
Thereafter	249
Total minimum lease payments	$660

i)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the ICA. These restrictions apply to both the Company and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the declaration or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent.

The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. See also note 14.

Regulated subsidiaries of MFC must also maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital in excess of the minimum required in all jurisdictions.

There are additional restrictions on shareholder dividend distributions in foreign jurisdictions. In the U.S., MFC’s principal U.S. insurance subsidiary JHUSA is domiciled in the state of Michigan. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary would exceed that subsidiary’s earned regulatory surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year and 10 per cent of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. In addition, Michigan law requires that notification be given to the local insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution.

j)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 19    ^    Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values reflect management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment.

The fair values and the basis for determining the fair value of invested assets, derivatives, consumer notes, long-term debt, and liabilities for preferred shares and capital instruments are disclosed in notes 4, 6, 9, 10 and 12, respectively.

The fair value of bank deposits is estimated at $14,752 as at December 31, 2009 (2008 – $12,323), compared to a carrying value of $14,735 as at December 31, 2009 (2008 – $12,210). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

2009 Annual Report	131

The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.

Financial instruments measured at fair value on the consolidated balance sheets

In accordance with Section 3862, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most bonds are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 securities include less liquid securities such as structured asset-backed securities, commercial mortgage-backed securities (“CMBS”), and other securities that have little or no price transparency. Embedded and complex derivative financial instruments are also included in Level 3.

In determining the fair value of its financial instruments, the Company uses observable market data, when available, and minimizes the use of unobservable inputs to the extent possible when determining fair value.

The following table presents the Company’s assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy.

Fair value of financial instruments As at December 31, 2009	Total fair value	Level 1	Level 2	Level 3
Assets
Bonds
Fair value option	$71,544	$–	$67,998	$3,546
Available-for-sale	13,563	–	13,065	498
Stocks
Fair value option	7,276	7,276	–	–
Available-for-sale	2,412	2,412	–	–
Cash and short-term securities
Fair value option	651	–	651	–
Available-for-sale	16,118	–	16,118	–
Other	2,011	2,011	–	–
Derivative assets	2,680	–	2,597	83
Segregated funds net assets(1)	191,741	185,851	2,693	3,197
Total assets carried at fair value	$307,996	$197,550	$103,122	$7,324
Liabilities
Derivative liabilities	$2,656	$–	$2,608	$48
Consumer notes	1,291	–	1,291	–
Total liabilities carried at fair value	$3,947	$–	$3,899	$48

(1)

Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

132	2009 Annual Report

Fair value of financial instruments As at December 31, 2008	Total fair value	Level 1	Level 2	Level 3
Assets
Bonds
Fair value option	$70,399	$–	$66,422	$3,977
Available-for-sale	12,749	–	12,107	642
Stocks
Fair value option	5,492	5,492	–	–
Available-for-sale	2,748	2,748	–	–
Cash and short-term securities
Fair value option	705	–	705	–
Available-for-sale	13,928	–	13,928	–
Other	2,636	2,636	–	–
Derivative assets	7,883	–	7,613	270
Segregated funds net assets(1)	165,380	160,191	1,605	3,584
Total assets carried at fair value	$281,920	$171,067	$102,380	$8,473
Liabilities
Derivative liabilities	$6,389	$–	$6,275	$114
Consumer notes	1,876	–	1,876	–
Total liabilities carried at fair value	$8,265	$–	$8,151	$114

(1)

Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the consolidated balance sheets using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the twelve months ending December 31, 2009 for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement. The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

Roll-forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

For the year ended December 31, 2009	Bonds – fair value option	Bonds – available-for-sale	Net derivatives	Segregated funds net assets
Balance as at January 1, 2009	$3,977	$642	$156	$3,584
Net realized/unrealized gains (losses) included in:
Net income(1)	229	(80)	(6)	(562)
Other comprehensive income(2)	–	121	10	–
Purchases	883	44	–	973
Sales	(921)	(161)	–	(265)
Transfers into Level 3(3)	469	47	10	–
Transfers out of Level 3(3)	(484)	(9)	(121)	–
Currency movement	(607)	(106)	(14)	(533)
Balance as at December 31, 2009	$3,546	$498	$35	$3,197
Gains (losses) for the year included in net income attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2009	$556	$–	$(27)	$(444)

(1)

These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

2009 Annual Report	133

For the year ended December 31, 2008	Bonds – fair value option	Bonds – available-for-sale	Stocks	Net derivatives	Segregated funds net assets
Balance as at January 1, 2008	$4,660	$767	$4	$(10)	$2,805
Net realized/unrealized gains (losses) included in:
Net income(1)	(1,701)	(45)	5	140	(10)
Other comprehensive income(2)	–	(196)	–	2	–
Purchases	314	93	(9)	–	172
Sales	(564)	(159)	–	–	(67)
Transfers into Level 3(3)	504	36	–	–	–
Transfers out of Level 3(3)	(355)	(53)	–	13	–
Currency movement	1,119	199	–	11	684
Balance as at December 31, 2008	$3,977	$642	$–	$156	$3,584
Gains (losses) for the year included in net income attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2008	$(1,224)	$–	$–	$137	$8

(1)

These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3. The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Note 20    ^    Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Canadian, Asia and Japan Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Canadian, Asia and Japan Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers. These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Reinsurance.  Provides life and property and casualty retrocession coverage, and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.

The Company allocates gains and losses, that arise when investment and market related experience differs from the assumptions used in the valuation of policy liabilities, in accordance with the way the Company manages the assets and related risk positions. These gains and losses are accumulated into two pools – insurance and wealth management and then allocated pro-rata to the reporting segments based on their respective policy liabilities. Market related gains and losses on product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as gains and losses on full pass through products, such as par insurance, are not included in the pools.

134	2009 Annual Report

By segment For the year ended December 31, 2009	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance(1)	$6,640	$–	$3,383	$3,907	$1,123	$–	$15,053
Annuities and pensions	–	5,866	1,909	118	–	–	7,893
Total premium income	$6,640	$5,866	$5,292	$4,025	$1,123	$–	$22,946
Investment income (loss)	2,821	2,731	4,244	1,978	204	(675)	11,303
Other revenue	649	2,580	1,448	830	24	327	5,858
Total revenue	$10,110	$11,177	$10,984	$6,833	$1,351	$(348)	$40,107
Interest expense	$36	$179	$276	$60	$1	$749	$1,301
Income (loss) before income taxes	$(2,245)	$3,176	$103	$1,265	$330	$(2,781)	$(152)
Income tax recovery (expense)	804	(990)	670	464	(69)	693	1,572
Net income (loss)	$(1,441)	$2,186	$773	$1,729	$261	$(2,088)	$1,420
Less net income (loss) attributed to participating policyholders	–	–	28	(10)	–	–	18
Net income (loss) attributed to shareholders	$(1,441)	$2,186	$745	$1,739	$261	$(2,088)	$1,402
Segregated funds deposits	$2,269	$17,265	$5,728	$3,813	$–	$9	$29,084
Goodwill
Balance, January 1	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Acquisition of subsidiary	–	–	48	–	–	–	48
Change in foreign exchange rates	(439)	(313)	–	(102)	(12)	11	(855)
Balance, December 31	$2,427	$1,843	$2,166	$537	$70	$79	$7,122

As at December 31, 2009 Policy liabilities	$54,004	$29,384	$38,876	$17,877	$1,693	$(147)	$141,687
Total assets	$59,004	$38,503	$63,568	$25,628	$2,974	$15,463	$205,140
Segregated funds net assets held by policyholders	$11,431	$113,440	$36,258	$27,218	$–	$2,318	$190,665

(1)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations. The Company retains certain benefits and certain risks on this business.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2009	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$7,139	$3,431	$3,914	$569	$15,053
Annuities and pensions	5,866	1,909	118	–	7,893
Total premium income	$13,005	$5,340	$4,032	$569	$22,946
Investment income (loss)	5,339	3,985	1,848	131	11,303
Other revenue	3,464	1,530	844	20	5,858
Total revenue	$21,808	$10,855	$6,724	$720	$40,107

2009 Annual Report	135

By segment For the year ended December 31, 2008	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,751	$–	$5,913	$3,266	$1,091	$–	$16,021
Annuities and pensions	–	6,264	852	115	–	–	7,231
Total premium income	$5,751	$6,264	$6,765	$3,381	$1,091	$–	$23,252
Investment income (loss)	3,819	1,238	544	(620)	132	(815)	4,298
Other revenue	621	2,545	1,116	853	24	294	5,453
Total revenue	$10,191	$10,047	$8,425	$3,614	$1,247	$(521)	$33,003
Interest expense	$33	$101	$412	$60	$2	$579	$1,187
Income (loss) before income taxes	$1,187	$(1,652)	$1,118	$223	$177	$(476)	$577
Income tax (expense) recovery	(408)	731	(467)	(61)	(23)	148	(80)
Net income (loss)	$779	$(921)	$651	$162	$154	$(328)	$497
Loss attributed to participating policyholders	–	–	5	15	–	–	20
Net income (loss) attributed to shareholders	$779	$(921)	$656	$177	$154	$(328)	$517
Segregated funds deposits	$1,398	$20,187	$6,611	$5,837	$–	$172	$34,205
Goodwill
Balance, January 1	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Purchase equation adjustment	–	–	3	–	–	–	3
Change in foreign exchange rates	575	416	–	194	16	4	1,205
Balance, December 31	$2,866	$2,156	$2,118	$639	$82	$68	$7,929

As at December 31, 2008
Policy liabilities	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344
Total assets	$64,525	$43,091	$55,684	$22,723	$3,265	$21,737	$211,025
Segregated funds net assets held by policyholders	$10,342	$99,133	$27,628	$24,541	$–	$3,163	$164,807

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2008	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$6,264	$5,955	$3,273	$529	$16,021
Annuities and pensions	6,264	852	115	–	7,231
Total premium income	$12,528	$6,807	$3,388	$529	$23,252
Investment income (loss)	4,408	518	(790)	162	4,298
Other revenue	3,367	1,193	881	12	5,453
Total revenue	$20,303	$8,518	$3,479	$703	$33,003

136	2009 Annual Report

Note 21    ^    Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)	Condensed Consolidated Balance Sheets

	2009			2008
As at December 31,	Note 21 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets
Cash and short-term securities		$18,849	$18,780	$17,359	$17,269
Securities
Bonds and other fixed maturity investments	f (i), g (iv)	113,543	85,107	112,332	83,148
Stocks	f (ii), g (iv), g (vii)	19,108	9,688	16,532	8,240
Loans
Mortgages	g (iv)	30,866	30,699	31,317	30,963
Private placements and other fixed maturity investments	f (iii)	2,126	22,912	2,501	25,705
Policy loans		6,609	6,609	7,533	7,533
Bank loans		2,457	2,457	2,384	2,384
Real estate	f (iv)	3,912	5,897	4,392	6,345
Other investments	f (v), f (xi), g (iv)	5,317	5,321	5,915	5,914
Total invested assets		$202,787	$187,470	$200,265	$187,501
Other assets
Accrued investment income	g (iv)	$1,546	$1,540	$1,766	$1,760
Outstanding premiums		812	812	799	799
Deferred acquisition costs	f (vii)	18,926	–	21,373	–
Reinsurance deposits and amounts recoverable	g (vi)	4,986	–	5,192	–
Goodwill		6,187	7,122	6,834	7,929
Intangible assets		1,990	2,005	2,115	2,115
Derivatives	f (xi), g (iv)	2,684	2,680	7,888	7,883
Value of business acquired	f (viii)	3,062	–	4,239	–
Miscellaneous	g (iv)	4,040	3,511	5,528	3,038
Total other assets		$44,233	$17,670	$55,734	$23,524
Segregated funds net assets(1)	g (iv)	$174,449	$–	$148,492	$–
Total assets		$421,469	$205,140	$404,491	$211,025
Segregated funds net assets(1)	g (iv)	$–	$191,741	$–	$165,380

(1)	U.S. GAAP terminology is separate accounts.

2009 Annual Report	137

Condensed Consolidated Balance Sheets (continued)

			2009		2008
As at December 31,	Note 21 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Liabilities and equity
Policy liabilities	f (vi), g (iv)	$174,525	$141,687	$183,936	$146,344
Deferred realized net gains	f (iv)	–	108	–	127
Bank deposits		14,736	14,735	12,210	12,210
Consumer notes	f (xii)	1,261	1,291	1,959	1,876
Long-term debt		3,319	3,308	3,721	3,689
Future income tax liability(2)	g (iv)	1,932	1,178	797	1,794
Derivatives	f (xi)	2,691	2,656	6,352	6,389
Other liabilities	f (ix), g (iv)	12,471	6,487	18,162	7,508
		$210,935	$171,450	$227,137	$179,937
Liabilities for preferred shares and capital instruments		4,587	4,581	3,681	3,674
Noncontrolling interest in subsidiaries	g (x)		202		217
Segregated funds net liabilities(1)	g (iv)	174,449	–	148,492	–
Common shares, preferred shares, retained earnings and contributed surplus		35,441	33,491	28,418	29,813
Accumulated other comprehensive income (loss) on available-for-sale securities & others	f (xiii)	1,080	612	(2,652)	(521)
on cash flow hedges		552	(48)	1,556	(325)
on translation of net foreign operations		(5,989)	(5,148)	(2,557)	(1,770)
Noncontrolling interest in subsidiaries	g (x)	414		416
Total liabilities and equity		$421,469	$205,140	$404,491	$211,025
Segregated funds net liabilities(1)	g (iv)	$–	$191,741	$–	$165,380

(1)	U.S. GAAP terminology is separate accounts.

(2)	U.S. GAAP terminology is deferred income taxes.

b)	Condensed Consolidated Statements of Operations

			2009		2008
For the years ended December 31,	Note 21 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income		$12,954	$22,946	$14,045	$23,252
Net investment income (investment income)		9,001	11,303	1,320	4,298
Fee income and other revenue		7,864	5,858	6,252	5,453
Total revenue		$29,819	$40,107	$21,617	$33,003
Policy benefits and expenses
Policyholder benefits		$17,750	$30,081	$17,765	$22,201
Commissions, investment and general expenses		4,884	8,609	4,713	8,724
Amortization of deferred acquisition costs and value of business acquired		2,408	–	(739)	–
Other	g (x)	1,476	1,569	1,492	1,501
Total policy benefits and expenses		$26,518	$40,259	$23,231	$32,426
Income (loss) before income taxes and change in accounting policy		$3,301	$(152)	$(1,614)	$577
Income taxes		(158)	1,572	813	(80)
Net income (loss)		$3,143	$1,420	$(801)	$497
Adjust for noncontrolling interest included in net income under Canadian GAAP	g (x)		$(16)		$34
Net income attributed to shareholders, policyholders and noncontrolling interest	g (x)	$3,143	$1,404	$(801)	$531
Attributed to:
Noncontrolling interest		$11	$(16)	$14	$34
Participating policyholders		(186)	18	44	(20)
Shareholders		3,318	1,402	(859)	517
		$3,143	$1,404	$(801)	$531
Weighted average number of common shares outstanding (in millions)		1,626	1,626	1,502	1,502
Weighted average number of diluted common shares outstanding (in millions)		1,631	1,631	1,512	1,512
Basic earnings (loss) per common share		$1.89	$0.82	$(0.54)	$0.32
Diluted earnings (loss) per common share		$1.88	$0.82	$(0.54)	$0.32
Dividends per common share		$0.78	$0.78	$1.00	$1.00

138	2009 Annual Report

c)	Reconciliation of Canadian GAAP to U.S. GAAP net income

For the years ended December 31,	Note 21 Reference	2009	2008
Net income determined in accordance with Canadian GAAP		$1,420	$497
Net investment income
Bonds excluding other than temporary impairments(1)	f (i)	(3,535)	4,695
Interest rate related other than temporary impairments	f (i)	(635)	(1,877)
Stocks(2)	f (ii)	(1,590)	1,843
Cash flow hedges(3)	f (xi)	1,775	(2,046)
Real estate	f (iv)	(194)	(300)
Other	f (v)	(311)	(94)
		$(4,490)	$2,221
Deferred acquisition costs, differences(4)	f (vii)	1,174	4,507
Value of business acquired, differences	f (viii)	(241)	(68)
Consumer notes fair value adjustment	f (xii)	110	(22)
Policy liabilities	f (vi), f (ix)	6,826	(8,825)
Commissions, investment and general expenses		(12)	(10)
Income taxes on above items(5)		(1,628)	865
Noncontrolling interest included in net income under Canadian GAAP	g (x)	(16)	34
Net income (loss) determined in accordance with U.S. GAAP		$3,143	$(801)

(1)

Bonds classified in 2009 as AFS for U.S. GAAP and fair value option (“FVO”) for Canadian GAAP include net realized gains on U.S. GAAP of $1,011 and net unrealized and realized gains on Canadian GAAP of $4,541.

(2)	Stocks classified in 2009 as AFS for U.S. GAAP and FVO for Canadian GAAP include net realized gains on U.S. GAAP of $141 and net unrealized and realized gains on Canadian GAAP of $1,731.

(3)	Cash flow hedge accounting on certain forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

(4)	Deferred acquisition costs consist of $3,341 (2008 – $3,699) of expenditures that have been capitalized and $2,167 of amortization (2008 – $808 benefit).

(5)	U.S. GAAP terminology is deferred income taxes.

d)	Other comprehensive income reconciliation

For the years ended December 31,	2009	2008
Comprehensive income (loss) in accordance with Canadian GAAP	$(548)	$2,756
Difference in Canadian GAAP to U.S. GAAP net income (loss)	1,723	(1,298)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of income tax expense of $1,774 (2008 – income tax benefit of $2,002)	3,823	(4,267)
Adjustments to net unrealized gains (losses):
Actuarial liabilities, net of income tax benefit of $117 (2008 – income tax expense of $399)	(457)	1,298
Deferred acquisition costs, net of income tax benefit of $240 (2008 – income tax expense of $156)	(526)	351
Deferred revenue, net of income tax expense of $13 (2008 – income tax benefit of $15)	24	(27)
Value of business acquired, net of income tax benefit of $139 (2008 – income tax expense of $126)	(262)	237
Changes in gains on derivative investments designated as cash flow hedges, net of income tax benefit of $822 (2008 – income tax expense of $964)	(1,281)	1,467
Additional pension obligation, net of income tax expense of $10 (2008 – income tax benefit of $406)	(3)	(755)
Changes in unrealized currency translation gains (losses) of self-sustaining operations, net of income tax benefit of $13 (2008 – nil) (1)	(54)	(1,089)
Total difference in other comprehensive income (loss), excluding amounts attributed to noncontrolling interest under U.S. GAAP	$1,264	$(2,785)
Other comprehensive income (loss) attributed to noncontrolling interest under U.S. GAAP	$(18)	$26
Comprehensive income (loss) in accordance with U.S. GAAP	$2,421	$(1,301)

(1)	Included a gain of $562 (2008 – loss of $748), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

2009 Annual Report	139

e)	Derivative instruments and hedging activities

The Company has designated certain invested assets differently for Canadian GAAP than U.S. GAAP. Given that the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities under Canadian GAAP, in order to mitigate recognition inconsistency, assets supporting actuarial liabilities have been designated as held for trading using the fair value option available under Canadian GAAP. Accordingly, the Company does not apply hedge accounting for assets supporting actuarial liabilities under Canadian GAAP. Interest rate and cross currency swaps are used in the portfolios supporting actuarial liabilities to manage duration and currency risks and have not been designated as hedging instruments under Canadian GAAP. Under U.S. GAAP, most assets supporting actuarial liabilities have been designated as AFS and in certain cases may have been designated as hedged items. These differences create reconciling items between Canadian GAAP and U.S. GAAP.

Under U.S. GAAP the Company has entered into hedge accounting relationships as follows: for fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Any ineffective portion of the hedge relationship is recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments under a cash flow hedge is recorded in OCI and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $13, included in AOCI as at December 31, 2009 (2008 – losses of $18), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.

f)	Narrative description of material measurement and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Bonds and other fixed maturity investments

Under Canadian GAAP, bonds are classified as trading or AFS and are carried at fair values based on prices quoted in active markets. Bonds for which market quotes are not available are categorized as private placements and are carried at amortized cost.

Impairment charges are recorded on AFS bonds for other than temporary declines in fair value due to changes in issuer credit. Reversals of impairment losses on AFS bonds are recognized when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

Bonds and other fixed maturity investments that are classified as trading or AFS are carried at fair value, using valuation methods including prices quoted in active markets, and in the absence of such market quotes, using valuation techniques.

Impairment charges are recorded for AFS bonds for other than temporary declines in fair value when the Company does not expect to recover the amortized cost of the security.

(ii) Stocks	Stocks are classified as AFS or trading, and are carried at fair value when based on prices quoted in active markets. When market quotes are not available, AFS stocks are carried at cost.	Stocks may be classified as AFS or trading securities only when prices quoted in active markets are available, otherwise they are categorized as other investments and carried at cost.
(iii) Private placements and other fixed maturity investments	Private placement and other fixed maturity investments include fixed income securities and private placement loans for which prices quoted in active markets are not available, as well as investments in leveraged leases. Private placement loans and leveraged leases are carried at cost less allowance for impairments, if any.

Private placements and other fixed maturity investments include investments in leveraged leases which are accounted for at amortized cost, less allowance for impairments, if any.

Investments in private placement loans are categorized as bonds and other fixed maturity investments under U.S. GAAP.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down to fair value, if the carrying amount of the real estate is deemed not recoverable, taking into account undiscounted expected cash flows, and the impairment is deemed to be other than temporary. Realized gains and losses are recognized in income immediately.
(v) Other investments	Other investments consist primarily of investments in Limited Partnerships (LPs) or Limited Liability Companies (LLCs) and are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence (generally indicated by an ownership interest of 20% or more). The Company uses the cost method for its investments in LPs and LLCs when it does not exercise significant influence.	The Company accounts for its investments in LPs and LLCs using the equity method of accounting where its ownership interests are more than insignificant.

140	2009 Annual Report

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities

Actuarial liabilities for all types of policies are calculated using CALM and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.

The measurement and valuation of policy liabilities under U.S. GAAP is dependant on the product category as follows:

a) Non-participating insurance (including whole life and term insurance, disability insurance and certain reinsurance contracts).

Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

b) Limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts.

The actuarial liability for limited-payment contracts is determined using an approach similar to that applied to non-participating insurance contracts (described above), except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts of this type that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

Recognition of additional actuarial liabilities is required for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

2009 Annual Report	141

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities (continued)

c) Participating insurance contracts

The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, actuarial liabilities included in the above categories, are adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

d) Segregated fund contracts

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under specific U.S. GAAP requirements, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives and accounted for as stand-alone financial instruments where appropriate. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(vii) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.

Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with non-participating insurance policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with universal life-type contracts, investment contracts and participating insurance contracts are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future

142	2009 Annual Report

	Canadian GAAP	U.S. GAAP
(vii) Deferred acquisition costs (continued)		experience, and total amortization to date is adjusted to reflect any change in this estimated proportion. In addition, DAC relating to these contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had actually been realized. These amounts are recorded in OCI.
(viii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.

VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(ix) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.

For limited-payment contracts, universal life-type contracts and investment contracts, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is included in other liabilities and is amortized to fee income in the same pattern as the amortization of the DAC asset.

Changes to deferred revenue that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(x) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.

Actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

The estimated net profit or loss from long-duration reinsurance treaties is recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(xi) Derivatives

Canadian GAAP accounting standards for derivatives and hedging activities are substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may continue to exhibit reconciliation differences in any given period relative to Canadian GAAP because the Company designates bonds and stocks backing actuarial liabilities differently under Canadian GAAP than U.S. GAAP, and therefore applies hedge accounting differently.

The Company elects not to designate bonds and stocks backing actuarial liabilities as hedged items for Canadian GAAP accounting purposes. These assets backing actuarial liabilities are designated as fair value.

Derivatives in portfolios backing actuarial liabilities are not designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in investment income as they occur. Refer to note (f) above.

The Company has elected to designate certain bond and stock assets backing actuarial liabilities categorized as AFS as hedged items. Derivatives in portfolios backing actuarial liabilities are designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in OCI or earnings as applicable as they occur and subsequently recorded in investment income on sale or maturity of the bond and stock assets involved. Refer to note (e) above.

2009 Annual Report	143

	Canadian GAAP	U.S. GAAP
(xii) Consumer notes	The Company has elected to designate consumer notes as trading under the fair value option. As such, these notes are carried at fair value with subsequent changes in fair value recorded in earnings.	Consumer notes are carried at amortized cost.
(xiii) Employers’ accounting for defined benefit pension and other post-retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	The funded status of a defined benefit pension or other post-retirement benefit plan is recognized on the balance sheet as an asset or liability with an offset to OCI. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation.

g)	Narrative description of presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

For participating and non-participating insurance contracts gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on limited payment contracts, universal–life type contracts and investment contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For participating and non-participating insurance contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support limited payment contracts, universal life-type contracts and investment contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.
(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in separate financial statements and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.

U.S. GAAP equivalent is labeled “separate accounts” and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

General Account classification is required for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

144	2009 Annual Report

	Canadian GAAP	U.S. GAAP
(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts, including limited payment contracts, universal life-type contracts and investment are disclosed as a financing activity in the Consolidated Statements of Cash Flows.
(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.
(vii) Stocks	Investments in stocks in which the market price is not available are classified as stocks and are carried at cost.	Investments in stocks in which the market price is not available are classified as other invested assets and are carried at cost.
(viii) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	There is a presumption that the general partner of a partnership (or managing member of a limited liability company) controls the partnership, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership).
(ix) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.
(x) Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries are presented between liabilities and equity (the “mezzanine”) in the Consolidated Balance Sheets. Amounts attributable to non-controlling interests are presented in total policy benefits and expenses in the Consolidated Statements of Operations.

Noncontrolling interests in subsidiaries are presented as equity in the Consolidated Balance Sheets. The Company’s net income includes and presents separately amounts attributable to noncontrolling interests in the Consolidated Statements of Operations.

Other comprehensive income is allocated between the total amount attributable to controlling and to noncontrolling interests.

h)	Additional U.S. GAAP Disclosures

Invested assets

The carrying value of fair value option securities includes a net unrealized gain of $169 (2008 – net unrealized loss of $575). The change in the net unrealized loss on fair value option securities included in investment income during the year ended December 31, 2009 was $744 (2008 – loss of $866).

Deferred acquisition costs and value of business acquired

Under U.S. GAAP, acquisition costs incurred in relation to the ongoing acceptance of liabilities are deferred and amortized over the life of the related policy. Amounts incurred during the year in relation to these costs are as follows:

As at December 31,	2009	2008
Balance, beginning of year	$21,373	$13,156
Capitalization	3,341	3,699
Amortization(1)	(2,167)	808
Change in unrealized investment gains (losses)	(766)	507
Adoption of FSP No. FAS 115-2:
Impact on unrealized investment gains (losses)	(357)	–
Impact on DAC asset	(11)	–
Change in foreign exchange rates	(2,487)	3,203
Balance, end of year	$18,926	$21,373

(1)

In 2008, DAC amortization includes significant unlocking due to the impact of lower estimated gross profit arising from lower interest rate spreads. This unlocking contributed to the overall negative amortization during the year.

2009 Annual Report	145

VOBA is the equivalent of DAC for business acquired as a block. Amounts incurred during the year in relation to these costs are as follows:

As at December 31,	2009	2008
Balance, beginning of year	$4,239	$3,345
Amortization	(241)	(69)
Change in unrealized investment gains (losses)	(401)	363
Adoption of FSP No. FAS 115-2:
Impact on unrealized investment gains (losses)	(64)	–
Impact on VOBA asset	(46)	–
Change in foreign exchange rates	(425)	600
Balance, end of year	$3,062	$4,239

Amortization of the year end VOBA over the next five years is projected as follows:

Amortization
2010	$159
2011	$156
2012	$146
2013	$130
2014	$108

i)	Future U.S. GAAP Accounting and Reporting Changes

Consolidation accounting

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) – which was incorporated into FASB Codification Topic 810 – Consolidation (“ASC 810”) by ASU No. 2009-17 issued in December 2009. Modifications to ASC 810 will revise the accounting principles for assessing consolidation of a variable interest entity (“VIE”) and include the following features:

■

A new concept of control – now defined as an entity’s ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE’s variability. This definition replaces the previous concept of “exposure to the majority of the VIE’s variability” in determining when to consolidate another entity.

■	New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.

■

A bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.

■	Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, which could result in consolidation by the decision maker.

■	Removal of the previous scope exception for qualifying special purpose entities.

ASC 810 retains a scope exception for consolidation by investment companies of their investments. These amendments to ASC 810 will be effective for the Company on January 1, 2010. In January 2010, the FASB voted to defer these amendments for relationships with investment companies. The Company is currently evaluating the impact of adopting these amendments to ASC 810 on the Company’s consolidated financial statements.

Transfers of Financial Assets

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140, which was incorporated into FASB Codification Topic 860 – Transfers and Servicing (“ASC 860”) by ASU No. 2009-16 issued in December 2009. ASC 860 focuses on securitization activity and amendments affect the transferor’s derecognition principles for assets transferred. Amendments to ASC 860 eliminate the qualifying status concept of Qualifying Special Purpose Entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 will not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 will strengthen the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 will require that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.

These amendments to ASC 860 will be effective on a prospective basis for transfers of financial assets occurring on or after January 1, 2010. The Company is currently evaluating the impact of adopting these amendments to ASC 860 on the Company’s consolidated financial statements.

146	2009 Annual Report

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company does not anticipate including a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

j)	Recent U.S. GAAP Accounting and Reporting Changes

FASB Accounting Standards Codification

Effective July 1, 2009, the Company adopted FASB Statement No.168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and FASB Accounting Standards Codification Accounting Standards Update (“ASU”) No. 2009-1, Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168 –The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.

FASB Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Codification as the single source of authoritative U.S. GAAP recognized by the FASB, to be applied by nongovernmental entities and to supersede all previous U.S. GAAP literature. The adoption of the ASC had no effect on the Company’s financial statements, as it did not change U.S. GAAP principles.

Fair Value Measurements

Effective April 1, 2009, the Company adopted FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is now incorporated into FASB Codification Topic 820 – Fair Value Measurements and Disclosures (“ASC 820”). This accounting guidance carries forward and elaborates on previous fair value concepts. The fair value of an asset or liability continues to be the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date under then-current market conditions. ASC 820 now provides indicators of when a transaction is considered disorderly and elaborates on how to determine the fair value of a financial instrument if such conditions exist. The adoption of this new guidance had no impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009 – 12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities That Calculate Net Asset per Share (or Its Equivalent). This amendment to ASC 820 allows entities to use the net asset value of certain investments when determining fair value, provided certain criteria are met. This amendment to ASC 820 was effective for the Company’s financial statements for the year ended December 31, 2009. The adoption of this new amendment had no impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-5, Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value. This amendment to ASC 820 simplifies in certain instances the assessment of fair value of a liability. This amendment, when applicable, allows the use of the fair value of the instrument associated with the liability when it is traded as an asset to be used as a proxy for its fair value as a liability, given inherent difficulties in measuring the fair value of such liabilities directly. The fair value of the liability is not adjusted to reflect any restrictions on its transfer. This amendment was effective for the Company’s financial statements for the year ended December 31, 2009. The adoption of this new amendment had no impact on the Company’s financial statements.

Other than Temporary Impairments

Effective April 1, 2009, the Company adopted FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments which is now incorporated into FASB Codification Topic 320 – Investments – Debt and Equity Securities (“ASC 320”). In addition, on April 13, 2009, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 which reflects these changes to ASC 320. Collectively, this new guidance removes the concept of “intent and ability to hold until recovery of value” associated with OTTI of a debt security whose fair value is less than its cost. Impairment losses should be recorded in earnings on a held-to-maturity or AFS debt security only when management does not expect to recover the amortized cost of the security.

The Company’s adoption of this new accounting guidance required reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and corresponding amount to accumulated other comprehensive income for AFS debt securities and other actuarial related balances included in other comprehensive income, and related impact on deferred acquisition costs, as applicable, as at April 1, 2009.

The adoption resulted in an increase of retained earnings of $1,628, as well as a corresponding increase (decrease) in other comprehensive income of $(1,673) attributable to AFS debt securities of $(2,052), actuarial reserves of $62, deferred acquisition costs of $283, deferred revenue of $(7), and value of business acquired of $41. Other balance sheet items increased (decreased) as follows; actuarial liabilities of $6, deferred acquisition costs of $(6), deferred revenue of $3 and value of business acquired of $(30). All amounts are net of tax.

Noncontrolling interests in Consolidated Financial Statements

Effective January 1, 2009 the Company adopted FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which is now incorporated into FASB Codification Topic 810 – Consolidation (“ASC 810”). ASC 810 presents accounting guidance for noncontrolling interests in a subsidiary and for deconsolidation of a subsidiary. Noncontrolling interests in subsidiaries are included in a separate component of equity on the Consolidated Balance Sheet, net income

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attributable to both the Company’s interest and the noncontrolling interests are presented separately on the Consolidated Statement of Operations, and any changes in the Company’s ownership of a subsidiary which does not result in deconsolidation would be accounted for as transactions in the Company’s own stock. Deconsolidation will typically result in the recognition of a gain or loss, with any retained noncontrolling interest measured initially at fair value. This accounting guidance was applied prospectively, except for the presentation and disclosure requirements which were applied retrospectively. The adoption of this accounting guidance had no measurement impact on the Company’s financial statements. The additional disclosure requirements for noncontrolling interests in subsidiaries are presented in notes 21 a, b, d and k.

Business Combinations

Effective January 1, 2009, the Company adopted FASB Statement No. 141 (revised 2007), Business Combinations, which replaced Statement No. 141, Business Combinations and which is now incorporated into FASB Codification Topic 805 – Business Combinations (“ASC 805”). ASC 805 retains the principle that all business combinations are required to be accounted for under the acquisition method of accounting but the method of applying the acquisition method was modified in a number of significant aspects. Some of the more significant new requirements under ASC 805 include the following:

■	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,

■	any consideration transferred will be measured at fair value as of acquisition date,

■	identifiable assets acquired, and liabilities assumed and any noncontrolling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions,

■	all acquisition costs associated with the business combination are expensed as incurred, and

■	adjustments to valuation allowances on deferred taxes and acquired tax contingencies are no longer part of the acquisition accounting, instead they affect income tax expense.

These changes are effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except that the change in accounting for adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions applies to acquisitions occurring prior to January 1, 2009. The adoption of these changes had no impact on the Company’s financial statements.

Subsequent events

In February 2010, the FASB issued updated guidance under Topic 855, Subsequent Events (Topic 855 (FASB Statement No 165, Subsequent Events)). Topic 855 requires SEC filers (as defined) to evaluate subsequent events through the date the financial statements are issued. The adoption of this guidance had no impact on the Company’s financial statements.

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “fair value option”), which is now incorporated into FASB Codification Topic 825 – Financial Instruments. The objective of the fair value option is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. The fair value option provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

On January 1, 2008, the Company elected to adopt the fair value option for certain bonds previously classified as AFS which back certain actuarial liabilities to participating policyholders. The actuarial liabilities in these products are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of this guidance resulted in an adjustment to retained earnings of $4, net of tax as of January 1, 2008.

Fair value measurements

FASB’s Statement of Financial Accounting Standards No. 157, Fair Value Measurements which is now incorporated into the FASB Codification Topic 820 – Fair Value Measurements and Disclosures (“ASC 820”), establishes a framework for the measurement and disclosure of fair value under U.S. GAAP. This guidance was effective for the Company’s financial statements on January 1, 2008. No adjustments to opening retained earnings were required by the Company on adoption. The impact of changing valuation methods to comply with this guidance resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $68, net of tax, on January 1, 2008.

k)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and the Fixed Investment Option of the Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and

148	2009 Annual Report

John Hancock Financial Services, Inc. (“JHF”) merged with and into The Manufacturers Investment Corporation (“MIC”). Each of JHUSA and MIC is, and each of the Variable Company and the Life Company was, a wholly-owned subsidiary of MFC. John Hancock Life Insurance Company of New York (the “JHNY”) is also a wholly-owned subsidiary of MFC.

The mergers were accounted for by the pooling of interest method. The following condensed consolidating financial information, presented in accordance with U.S. GAAP, reflects the effects of the mergers. The condensed consolidating financial information for JHUSA for the year ended December 31, 2008 has been restated to include the financial information of both the Life Company and the Variable Company. Similarly, the condensed consolidating financial information for MIC for the year ended December 31, 2008 has been restated to include the financial information of JHF. The condensed consolidating financial information, and the related disclosure have been included in these consolidated financial statements with respect to JHUSA and JHNY in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and, with respect to MIC, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of Canadian provincial securities laws. These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to MIC, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Prior to the mergers, the Variable Company sold deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

Prior to the mergers, the Life Company sold medium-term notes to retail investors under its SignatureNotes program. MFC fully and unconditionally guaranteed the payment obligations of the Variable Company under the MVAs and the Life Company under the SignatureNotes. Both the MVAs and the SignatureNotes were registered with the Commission.

In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs and the Life Company’s rights and obligations with respect to the SignatureNotes.

On July 20, 2009, the Commission declared effective two joint registration statements, one of which was filed by MFC and JHUSA and one of which was filed by MFC and JHNY, and both of which relate to MVAs to be sold by each of JHUSA and JHNY, respectively, on or after the effective date of the respective joint registration statement. The payment of the MVAs issued by JHUSA and JHNY will be fully and unconditionally guaranteed by MFC.

On December 9, 2009, the Commission declared effective a joint registration statement filed by MFC and JHUSA relating to medium term notes to be issued by JHUSA after the effective date of such registration statement, the payment of which will be fully and unconditionally guaranteed by MFC. JHUSA intends to sell SignatureNotes pursuant to this registration statement.

On January 4, 2010, the Commission declared effective a joint registration statement filed by MFC and JHUSA relating to MVAs to be sold by JHUSA after the effective date of such registration statement, the payment of which will be fully and unconditionally guaranteed by MFC.

The SignatureNotes and MVAs assumed or issued in the future by JHUSA are collectively referred to in this note as the “Guaranteed Securities”.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the MVAs issued by JHNY and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or the MVAs issued by JHNY or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. The assets of MFC consist primarily of the outstanding capital stock of its subsidiaries and investments in other international subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries,

2009 Annual Report	149

offset by expenses and shareholder dividends and stock repurchases for MFC. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 19(i).

In the United States, insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are also described in note 19(i).

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, reflects the effects of the mergers and is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission. In the case of MIC, a reporting issuer in all of the provinces of Canada, the condensed consolidating financial information is provided as a condition of MIC’s reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Condensed Consolidating Balance Sheet

As at December 31, 2009	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$3	$87	$89,143	$2,162	$112,478	$(1,086)	$202,787
Investments in unconsolidated subsidiaries	34,194	20,645	3,664	1	17	(58,521)	–
Other assets	693	847	34,009	772	25,500	(17,588)	44,233
Separate account assets	–	–	118,702	6,958	50,252	(1,463)	174,449
Total assets	$34,890	$21,579	$245,518	$9,893	$188,247	$(78,658)	$421,469
Liabilities and equity
Policy liabilities	$–	$–	$90,310	$1,075	$89,511	$(6,371)	$174,525
Consumer notes	–	–	1,261	–	–	–	1,261
Other liabilities	562	995	18,081	382	21,928	(10,118)	31,830
Long-term debt	2,900	1,011	–	–	602	(1,194)	3,319
Liabilities for preferred shares and capital instruments	344	–	1,063	–	6,507	(3,327)	4,587
Separate account liabilities	–	–	118,702	6,958	50,252	(1,463)	174,449
Shareholders’ equity	31,084	19,573	16,101	1,478	18,953	(56,105)	31,084
Noncontrolling interest in subsidiaries	–	–	–	–	494	(80)	414
Total liabilities and equity	$34,890	$21,579	$245,518	$9,893	$188,247	$(78,658)	$421,469

As at December 31, 2008
Assets
Invested assets	$23	$271	$98,891	$1,649	$101,110	$(1,679)	$200,265
Investments in unconsolidated subsidiaries	28,913	21,564	2,918	1	22	(53,418)	–
Other assets	691	539	44,525	887	25,203	(16,111)	55,734
Separate account assets	–	–	106,230	5,957	37,858	(1,553)	148,492
Total assets	$29,627	$22,374	$252,564	$8,494	$164,193	$(72,761)	$404,491
Liabilities and equity
Policy liabilities	$–	$–	$103,431	$1,074	$85,781	$(6,350)	$183,936
Consumer notes	–	–	1,959	–	–	–	1,959
Other liabilities	1,220	2,106	23,663	556	18,638	(8,662)	37,521
Long-term debt	3,300	407	–	–	593	(579)	3,721
Liabilities for preferred shares and capital instruments	342	–	1,244	–	3,898	(1,803)	3,681
Separate account liabilities	–	–	106,230	5,957	37,858	(1,553)	148,492
Shareholders’ equity	24,765	19,861	16,037	907	16,929	(53,734)	24,765
Noncontrolling interest in subsidiaries	–	–	–	–	496	(80)	416
Total liabilities and equity	$29,627	$22,374	$252,564	$8,494	$164,193	$(72,761)	$404,491

150	2009 Annual Report

Condensed Consolidating Statements of Operations

For the year ended December 31, 2009	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$4,303	$31	$8,620	$–	$12,954
Net investment income	30	129	3,103	199	5,639	(99)	9,001
Fee income and other revenue	61	(4)	2,516	225	6,707	(1,641)	7,864
Total revenue	$91	$125	$9,922	$455	$20,966	$(1,740)	$29,819
Policy benefits and expenses
Policyholder benefits	$–	$–	$6,129	$(108)	$11,739	$(10)	$17,750
Commissions, investment and general expenses	42	30	2,299	63	4,039	(1,589)	4,884
Amortization of deferred acquisition costs and value of business acquired	–	–	1,247	129	1,035	(3)	2,408
Other	250	73	555	8	728	(138)	1,476
Total policy benefits and expenses	$292	$103	$10,230	$92	$17,541	$(1,740)	$26,518
Income (loss) before income taxes	$(201)	$22	$(308)	$363	$3,425	$–	$3,301
Income tax (expense) recovery	44	(76)	284	(124)	(286)	–	(158)
Income (loss) after income taxes	$(157)	$(54)	$(24)	$239	$3,139	$–	$3,143
Equity in net income (loss) of unconsolidated subsidiaries	3,289	378	420	–	–	(4,087)	–
Net income (loss)	$3,132	$324	$396	$239	$3,139	$(4,087)	$3,143
Attributed to:
Noncontrolling interest	$–	$–	$–	$–	$16	$(5)	$11
Participating policyholders	(186)	(48)	(21)	–	(119)	188	(186)
Shareholders	3,318	372	417	239	3,242	(4,270)	3,318
	$3,132	$324	$396	$239	$3,139	$(4,087)	$3,143

For the year ended December 31, 2008
Revenue
Premium income	$–	$–	$65	$19	$14,287	$(326)	$14,045
Net investment income	4	(21)	4,725	196	(3,411)	(173)	1,320
Fee income and other revenue	58	8	2,154	174	5,808	(1,950)	6,252
Total revenue	$62	$(13)	$6,944	$389	$16,684	$(2,449)	$21,617
Policy benefits and expenses
Policyholder benefits	$–	$–	$5,643	$391	$12,115	$(384)	$17,765
Commissions, investment and general expenses	12	27	1,814	54	4,701	(1,895)	4,713
Amortization of deferred acquisition costs and value of business acquired	–	–	(315)	(37)	(367)	(20)	(739)
Other	88	80	568	5	901	(150)	1,492
Total policy benefits and expenses	$100	$107	$7,710	$413	$17,350	$(2,449)	$23,231
Income (loss) before income taxes	$(38)	$(120)	$(766)	$(24)	$(666)	$–	$(1,614)
Income tax (expense) recovery	(14)	43	420	12	352	–	813
Income (loss) after income taxes	$(52)	$(77)	$(346)	$(12)	$(314)	$–	$(801)
Equity in net income (loss) of unconsolidated subsidiaries	(763)	(162)	6	–	–	919	–
Net income (loss)	$(815)	$(239)	$(340)	$(12)	$(314)	$919	$(801)
Attributed to:
Noncontrolling interest	$–	$–	$–	$–	$18	$(4)	$14
Participating policyholders	44	96	100	–	(136)	(60)	44
Shareholders	(859)	(335)	(440)	(12)	(196)	983	(859)
	$(815)	$(239)	$(340)	$(12)	$(314)	$919	$(801)

2009 Annual Report	151

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2009	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$3,132	$324	$396	$239	$3,139	$(4,087)	$3,143
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,289)	(378)	(420)	–	–	4,087	–
Increase in actuarial liabilities and policy related items	–	–	(457)	5	10,969	–	10,517
Net realized investment gains and other investment items	(25)	(107)	2,044	(1)	(2,498)	–	(587)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(509)	17	(440)	–	(932)
Amortization of premium/discount	–	–	166	7	(548)	–	(375)
Other amortization	–	1	144	–	251	–	396
Future income tax expense (recovery)	(22)	69	(121)	33	495	–	454
Stock option expense	–	–	10	–	14	–	24
Dividends from unconsolidated subsidiaries	3,300	514	–	–	–	(3,814)	–
Net (loss) income adjusted for non-cash items	$3,096	$423	$1,253	$300	$11,382	$(3,814)	$12,640
Change in other operating assets and liabilities	60	(486)	2,880	(158)	(2,186)	–	110
Cash (used in) provided by operating activities	$3,156	$(63)	$4,133	$142	$9,196	$(3,814)	$12,750
Investing activities
Purchase and mortgage advances	$–	$–	$(20,120)	$(887)	$(27,422)	$–	$(48,429)
Disposals and repayments	–	–	19,245	258	18,681	–	38,184
Change in investment broker net receivables and payables	–	–	(94)	–	35	–	(59)
Redemption of preferred shares issued by a subsidiary	668	–	–	–	–	(668)	–
Net cash decrease from purchase of subsidiaries	–	–	–	–	(13)	–	(13)
Notes receivable from affiliates	–	–	13	–	1,446	(1,459)	–
Notes receivable from parent	–	–	–	–	(138)	138	–
Notes receivable from subsidiaries	(59)	–	–	–	–	59	–
Capital contribution to unconsolidated subsidiaries	(4,986)	–	(973)	–	–	5,959	–
Return of capital from unconsolidated subsidiaries	–	651	66	–	–	(717)	–
Investment in common shares of related company	–	(571)	–	–	–	571	–
Cash (used in) provided by investing activities	$(4,377)	$80	$(1,863)	$(629)	$(7,411)	$3,883	$(10,317)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$(1,123)	$–	$(1,123)
Issue of long-term debt, net proceeds	1,592	–	–	–	1	–	1,593
Repayment of long-term debt	(2,000)	–	–	–	–	–	(2,000)
Return of capital to parent	–	–	–	–	(1,951)	1,951	–
Capital contribution by parent	–	1,234	–	550	2,459	(4,243)	–
Net redemptions of structured products	–	–	(508)	155	(2,355)	–	(2,708)
Bank deposits, net	–	–	(1,712)	–	4,307	–	2,595
Capital from joint venture partner	–	–	–	–	35	–	35
Consumer notes matured	–	–	(527)	–	–	–	(527)
Shareholder dividends paid in cash	(1,149)	(691)	–	–	(3,123)	3,814	(1,149)
Notes payable to affiliates	(763)	(667)	–	–	(30)	1,460	–
Notes payable to parent	–	–	–	–	59	(59)	–
Notes payable to subsidiaries	138	–	–	–	–	(138)	–
Funds repaid, net	–	–	–	–	(10)	–	(10)
Issue of debentures	–	–	–	–	1,000	–	1,000
Tax benefit of stock options exercised	–	–	9	–	(10)	1	–
Redemption of preferred shares	–	–	–	–	(668)	668	–
Preferred shares issued, net	784	–	–	–	–	–	784
Common shares issued, net	2,599	–	–	–	3,379	(3,523)	2,455
Cash provided by (used in) financing activities	$1,201	$(124)	$(2,738)	$705	$1,970	$(69)	$945
Cash and short-term securities
Increase (decrease) during the year	$(20)	$(107)	$(468)	$218	$3,755	$–	$3,378
Currency impact on cash and short-term securities	–	(70)	(1,178)	(133)	(553)	–	(1,934)
Balance, January 1	23	264	9,259	708	6,626	–	16,880
Balance, December 31, 2009	$3	$87	$7,613	$793	$9,828	$–	$18,324
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$23	$264	$9,630	$708	$6,734	$–	$17,359
Net payments in transit, included in other liabilities	–	–	(371)	–	(108)	–	(479)
Net cash and short-term securities, January 1	$23	$264	$9,259	$708	$6,626	$–	$16,880
End of year
Gross cash and short-term securities	$3	$87	$7,891	$812	$10,056	$–	$18,849
Net payments in transit, included in other liabilities	–	–	(278)	(19)	(228)	–	(525)
Net cash and short-term securities, December 31	$3	$87	$7,613	$793	$9,828	$–	$18,324

152	2009 Annual Report

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2008	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$(815)	$(239)	$(340)	$(12)	$(314)	$919	$(801)
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	763	162	(6)	–	–	(919)	–
Increase in actuarial liabilities and policy related items	–	–	6,979	68	3,056	–	10,103
Net realized investment gains and other investment items	6	39	100	(11)	6,833	–	6,967
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(2,300)	(189)	(1,949)	–	(4,438)
Amortization of premium/discount	–	–	174	1	366	–	541
Other amortization	–	(4)	130	–	245	–	371
Future income tax expense (recovery)	5	10	143	(22)	(1,266)	–	(1,130)
Stock option expense	–	–	9	–	15	–	24
Dividends from unconsolidated subsidiaries	2,150	1,045	–	–	2,657	(5,852)	–
Net income (loss) adjusted for non-cash items	$2,109	$1,013	$4,889	$(165)	$9,643	$(5,852)	$11,637
Change in other operating assets and liabilities	84	(160)	1,900	255	(2,754)	–	(675)
Cash provided by (used in) operating activities	$2,193	$853	$6,789	$90	$6,889	$(5,852)	$10,962
Investing activities
Purchase and mortgage advances	$–	$–	$(16,841)	$(416)	$(32,310)	$–	$(49,567)
Disposals and repayments	–	–	17,110	251	24,498	–	41,859
Change in investment broker net receivables and payables	–	–	(11)	(5)	34	–	18
Subscription of preferred shares issued by a subsidiary	(714)	–	–	–	–	714	–
Net cash decrease from purchase of subsidiaries	–	–	–	–	(16)	–	(16)
Notes receivable from affiliates	(2)	841	(342)	–	(918)	421	–
Notes receivable from parent	–	–	–	–	737	(737)	–
Notes receivable from subsidiaries	(172)	–	–	–	–	172	–
Capital contribution to unconsolidated subsidiaries	–	(2,856)	(480)	–	480	2,856	–
Cash (used in) provided by investing activities	$(888)	$(2,015)	$(564)	$(170)	$(7,495)	$3,426	$(7,706)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$1,046	$–	$1,046
Issue of long-term debt, net proceeds	3,916	–	–	–	–	–	3,916
Repayment of long-term debt	(1,000)	(179)	(3)	–	(429)	–	(1,611)
Dividends paid to parent	2,438	(2,657)	(1,024)	–	(21)	1,264	–
Return of capital to parent	–	–	–	–	(2,881)	2,881	–
Capital contribution by parent	(1,167)	2,881	509	367	3,146	(5,736)	–
Capital reduction	–	–	–	–	(2,438)	2,438	–
Net redemptions of structured products	–	–	(2,170)	175	(3,649)	–	(5,644)
Bank deposits, net	–	–	(852)	–	2,986	–	2,134
Consumer notes matured	–	–	(703)	–	–	–	(703)
Shareholder dividends paid in cash	(1,524)	–	–	–	(2,150)	2,150	(1,524)
Notes payable to affiliates	841	668	(77)	–	(1,010)	(422)	–
Notes payable to parent	–	–	–	–	172	(172)	–
Notes payable to subsidiaries	(737)	–	–	–	–	737	–
Funds borrowed, net	–	–	–	–	34	–	34
Tax benefit of stock options exercised	–	–	2	–	(2)	–	–
Purchase and cancellation of common shares	(403)	–	–	–	–	–	(403)
Preferred shares (redeemed) issued by a subsidiary	–	–	–	–	714	(714)	–
Common shares issued, net	(3,646)	–	–	–	5,900	–	2,254
Cash (used in) provided by financing activities	$(1,282)	$713	$(4,318)	$542	$1,418	$2,426	$(501)
Cash and short-term securities
Increase (decrease) during the year	$23	$(449)	$1,907	$462	$812	$–	$2,755
Currency impact on cash and short-term securities	–	103	670	21	1,344	–	2,138
Balance, January 1	–	610	6,682	225	4,470	–	11,987
Balance, December 31, 2008	$23	$264	$9,259	$708	$6,626	$–	$16,880
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$–	$610	$7,034	$225	$4,606	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(352)	–	(136)	–	(488)
Net cash and short-term securities, January 1	$–	$610	$6,682	$225	$4,470	$–	$11,987
End of year
Gross cash and short-term securities	$23	$264	$9,630	$708	$6,734	$–	$17,359
Net payments in transit, included in other liabilities	–	–	(371)	–	(108)	–	(479)
Net cash and short-term securities, December 31	$23	$264	$9,259	$708	$6,626	$–	$16,880

Note 22    ^    Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

2009 Annual Report	153

Source of Earnings

Manulife uses the Source of Earnings to identify the primary sources of gains or losses in each reporting period. It is one of the key tools the Company uses to understand and manage its business. The SOE is prepared following regulatory guidelines prepared by OSFI, and in accordance with draft guidelines set out by the Canadian Institute of Actuaries. The SOE attributes each component of earnings to one of seven categories: expected profit from in-force business, the impact of new business, experience gains or losses (comparing actual to expected outcomes), the impact of management actions and changes in assumptions, earnings on surplus funds, other, and income taxes. In aggregate, these elements explain the $1,402 million of net income attributed to shareholders in 2009.

Expected profit from in-force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on the non-fee income insurance businesses, the expected net income on fee businesses, and the planned margins on one-year renewable businesses such as Group Benefits. PfADs represent additional amounts held in excess of the expected cost of discharging policy obligations to provide a margin of conservatism. These amounts are released over time as the Company is released from the risks associated with the policy obligations. Business growth and higher margin releases on segregated fund business drove the increase in 2009 over 2008.

Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by PfADs and other limits on capitalization of this economic value in the actuarial liabilities. Consequently, the Company reports an overall loss in the statement of operations from new business in the first year. The loss increased in 2009 relative to 2008 primarily due to the impact of lower interest rates and expense losses associated with new business.

Experience gains or losses arise from items such as claims, policy persistency, fee income, and expenses, where the actual experience in the current period differs from the expected results assumed in the policy liabilities. It also includes the experience gains or losses associated with actual investment returns and movements in investment markets differing from those expected on assets supporting the liabilities. For the majority of businesses, the expected future investment returns underlying the valuation are updated quarterly for investment market movements and this impact is also included in the experience gains and losses. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period. The experience losses in both 2008 and 2009 are primarily driven by the impact of investment markets.

Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for the policy liabilities and other management-initiated actions in the period that are outside the normal course of business. All changes in the methods and assumptions impacting the policy liabilities are reported in the Corporate and Other (“Corporate”) segment with a total consolidated pre-tax earnings impact of negative $1,634 million in 2009 and positive $454 million in 2008. Note 7 of the consolidated financial statements gives additional details of the breakdown of the changes in actuarial methods and assumptions. The change in methods and assumptions impact includes the impact of updating the expected future investment returns underlying the valuation for the current year movement in market interest rates and equity markets, to the extent businesses do not fully update such expected future investment returns on a quarterly basis. The income impact of changes in the Conditional Tail Expectation (“CTE”) level of segregated fund guarantee reserves is also shown on this line. CTE is a measure of unfavourable economic scenarios that generate large losses.

Material management action items reported in the Corporate and Other segment in 2009 include losses on the expenses relating to the U.S. subsidiaries restructure project, offset by gains from recoveries from Portus. Management action items reported in the Corporate segment in 2008 include the expenses relating to the U.S. subsidiaries restructure project.

Management action items reported in business segments are primarily driven by specific business unit actions, including, in 2009, gains from several reinsurance initiatives and certain expense management initiatives in Asia.

Earnings on surplus funds reflect the actual investment returns on the assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary in harmony with the underlying asset categories.

Other represents pre-tax earnings items not included in any other line of the SOE, including minority interests and any earnings not otherwise explained in the SOE and a tax adjustment. The tax adjustment is the tax amount relating to par income included in the income taxes line.

Income taxes represent the tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife Financial conducts business.

154	2009 Annual Report

Manulife Financial’s net income attributed to shareholders increased to $1,402 million in 2009 from $517 million the previous year.

For the year ended December 31, 2009 (Canadian $ in millions)	U.S. Insurance	U.S. Wealth	Canada	Asia and Japan	Reinsurance	Corporate and Other	Total
Expected profit from in-force business	$796	$871	$811	$698	$256	$43	$3,475
Impact of new business	(378)	(108)	15	34	13	–	(424)
Experience gains (losses)	(2,939)	2,061	(1,149)	277	10	(171)	(1,911)
Management actions and changes in assumptions	16	83	147	25	–	(1,674)	(1,403)
Earnings on surplus funds	264	257	242	190	48	(997)	4
Other	(4)	13	9	51	2	18	89
Income (loss) before income taxes	$(2,245)	$3,177	$75	$1,275	$329	$(2,781)	$(170)
Income tax recovery (expense)	804	(991)	670	464	(68)	693	1,572
Net income (loss) attributed to shareholders	$(1,441)	$2,186	$745	$1,739	$261	$(2,088)	$1,402

For the year ended December 31, 2008 (Canadian $ in millions)	U.S. Insurance	U.S. Wealth	Canada	Asia and Japan	Reinsurance	Corporate and Other	Total
Expected profit from in-force business	$651	$871	$764	$650	$209	$75	$3,220
Impact of new business	(211)	(143)	(30)	42	16	–	(326)
Experience gains (losses)	378	(3,485)	(86)	(645)	(152)	(291)	(4,281)
Management actions and changes in assumptions	38	795	133	1	35	428	1,430
Earnings on surplus funds	346	283	372	172	70	(681)	562
Other	(16)	27	(30)	18	–	(7)	(8)
Income (loss) before income taxes	$1,186	$(1,652)	$1,123	$238	$178	$(476)	$597
Income tax (expense) recovery	(407)	731	(467)	(61)	(24)	148	(80)
Net income (loss) attributed to shareholders	$779	$(921)	$656	$177	$154	$(328)	$517

2009 Annual Report	155

Embedded Value

Embedded value is a measure of the shareholder value embedded in the current balance sheet of the Company, excluding any value associated with future new business. The change in embedded value between reporting periods is used by Manulife Financial’s management as a measure of the value created by the year’s operations. Embedded value is a non-GAAP measure.

Manulife Financial’s embedded value is defined as adjusted Canadian GAAP shareholders’ equity plus the value of in-force business. The adjusted Canadian GAAP shareholders’ equity is the fiscal year end Canadian GAAP shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt and pension liabilities. The value of in-force business is the present value of expected future Canadian GAAP earnings on in-force business less the present value cost of holding capital required to support the in-force business. Required capital uses the Canadian MCCSR required capital framework.

As at December 31, 2009, Manulife’s embedded value was $40.8 billion, a decrease of $5.4 billion over December 31, 2008. Positive growth in Embedded Value from operational items, including new business and experience variances, was offset by the impact of currency movements (higher Canadian dollar reducing value of non Canadian business) and higher discount rates (due to movement in market interest rates).

Embedded Value

For the years ended December 31, (Canadian $ in millions unless otherwise stated)	2009	2008
Embedded value as at January 1	$46,183	$32,799
Interest on embedded value	3,038	2,560
New business	2,453	2,260
Experience variances and changes in actuarial assumptions	1,022	(4,583)
Embedded value before discount rate, currency and capital movements	$52,696	$33,036
Discount rate changes	(6,333)	6,493
Surplus yield changes	(879)	–
Currency	(5,910)	6,303
Common shareholder dividends	(1,264)	(1,494)
Other capital movements (1)	2,480	1,845
Embedded value as at December 31	$40,790	$46,183
Embedded value per share	$23.20	$28.68
Annual growth rate in embedded value (before impact of discount rate, currency, dividends and capital changes)	14%	1%
(1)	Includes share issues, repurchases and option exercises.

The embedded value can be reconciled to the financial statements as follows:

As at December 31, (Canadian $ in millions)	2009	2008
Shareholders’ equity on balance sheet (excludes preferred shares)	$27,405	$26,755
Fair value adjustments	(1,143)	(611)
Goodwill and (post-tax) intangibles	(8,425)	(9,142)
Value of shareholders’ net equity	$17,837	$17,002
Pre-tax value of expected profit embedded in CGAAP policy liabilities (reported actuarial provision for adverse deviation – PfAD)(1)	$42,088	$44,821
Adjustments:
Value of additional policy margins not captured in actuarial PfAD	5,067	3,672
Taxes	(12,611)	(13,706)
Converting discount rates from valuation rates to higher cost of capital adjusted discount rates	(6,748)	(2,760)
Cost of locked-in capital	(4,843)	(2,846)
Value of in-force business	$22,953	$29,181
Embedded value	$40,790	$46,183

(1)	The reported actuarial PfAD includes non-capitalized segregated fund margins.

156	2009 Annual Report

The principal economic assumptions used in the embedded value calculations in 2009 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.75%	8.00%	8.50%	6.50%
Risk premium	4.0%	4.0%	5.0%	5.0%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	1.0466	0.1350	0.0112

Discount rates have been derived from government bond rates in the respective countries, plus risk premiums varying from four per cent to five per cent. Higher discount rates were used in some Asian businesses. The weighted average discount rate is 8.0 per cent.

Surplus assets are projected forward at a pre-tax market return of 6.25 per cent for U.S. and Canadian dollar denominated assets, and 3.1 per cent for Yen denominated assets.

Consistent with normal practice, the foreign exchange rates and discount rates are updated each year to reflect prevailing market rates. Other principal assumptions are unchanged with the exception of the surplus yield. The key assumption changes are summarized below:

Discount rates	2009	2008	Surplus yield	2009	2008	Exchange rates	2009	2008
Canada	7.75%	6.75%	Canada	6.25%	7.00%
U.S.	8.00%	6.25%	U.S.	6.25%	7.00%	U.S. dollar	1.0466	1.2246
Hong Kong	8.50%	7.00%	Hong Kong	6.25%	7.00%	Hong Kong dollar	0.1350	0.1581
Japan	6.50%	6.25%	Japan	3.10%	3.10%	Japanese yen	0.0112	0.0135

Embedded value has been calculated using the financial position of the Company as at September 30, 2009 projected to December 31, 2009, allowing for the actual change in key elements such as the market value of securities, new business contributions and in-force policy experience. The future stream of profits has been calculated on a Canadian GAAP basis in all countries using assumptions consistent with the best estimate assumptions used in the calculation of the actuarial liabilities. Future mortality improvements are recognized in best estimate assumptions on individual insurance business in North America. Assumed equity returns for projected fee income on segregated fund products are capped at the embedded value discount rates. The expected cost of segregated fund guarantees within the policy liabilities is determined using stochastic techniques. The Company’s target equity/debt structure has been utilized, which assumes that 25 per cent of the capital is in the form of debt.

2009 Annual Report	157

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2009 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
The Manufacturers Life Insurance Company	100	$31,688	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company
John Hancock Holdings (Delaware) LLC	100		Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100		Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100		Michigan, U.S.A.	U.S. based financial services company that offers a diverse range of financial protection products and wealth management services in all states in the U.S. except New York
John Hancock Subsidiaries LLC	100		Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100		McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100		Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group LLC	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Funds LLC	100		Boston, Massachusetts, U.S.A.	Mutual fund company
Hancock Natural Resource Group, Inc.	100		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock Life Insurance Company of New York	100		New York, U.S.A.	Provides group pension, individual annuities and life insurance products in the State of New York
John Hancock Investment Management Services, LLC	100		Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life and Health Insurance Company	100		Boston, Massachusetts, U.S.A.	U.S. based financial services company that offers a diverse range of financial protection products including life, long-term care and fixed products. It services all states in the U.S.
John Hancock Distributors LLC	100		Delaware, U.S.A.	Wholesale distributor for variable products
Manulife Reinsurance Limited	100		Hamilton, Bermuda	Provides life and financial reinsurance
John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Tianan Life Insurance Company	50		Shanghai, China	Chinese life insurance company
Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100		St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100		St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company
Manulife (International) Limited	100		Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51		Shanghai, China	Chinese life insurance company
Manulife Asset Management (Asia) Limited	100		St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100		Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	100		Taipei, Taiwan	Asset management company

158	2009 Annual Report

As at December 31, 2009	Ownership Percentage	Equity Interest	Address	Description
Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance and accident and sickness insurance company
FNA Financial Inc.	100		Toronto, Canada	Holding company
Elliott & Page Limited	100		Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties
Manulife Securities Investment Services Inc.	100		Burlington, Canada	Mutual fund dealer for Canadian operations
MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese and Malaysia operations
Manulife Holdings Berhad	45.8		Kuala Lumpur, Malaysia	Investment holding company
Manulife Insurance Berhad	45.8		Kuala Lumpur, Malaysia	Malaysian life insurance company
Manulife Asset Management (Malaysia) Sdn Bhd	45.8		Kuala Lumpur, Malaysia	Asset management company
Manulife Life Insurance Company	100		Tokyo, Japan	Japanese life insurance company
MFC Global Investment Management (Japan) Limited	100		Tokyo, Japan	Japanese investment management and advisory company
PT Asuransi Jiwa Manulife Indonesia	100		Jakarta, Indonesia	Indonesian life insurance company
PT Manulife Aset Manajemen Indonesia	100		Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Vietnam Fund Management Company Limited	100		Ho Chi Minh City, Vietnam	Vietnamese fund management company
Manulife Insurance (Thailand) Public Company Limited	98.3		Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	100		Bangkok, Thailand	Investment management
MFC Global Fund Management (Europe) Limited	100		London, England	Holding company
MFC Global Investment Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100		Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100		Burlington, Canada	Investment holding company
JH Investments (Delaware) LLC	100		Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	100		Burlington, Canada	Investment dealer
MFC Global Investment Management (U.S.A.) Limited	100		Toronto, Canada	Investment advisor
Manulife Asset Management (Singapore) Pte. Ltd.	100		Singapore	Asset management company
John Hancock Reassurance Company, Ltd.	100		Bermuda	Provides reinsurance to affiliated MFC companies

2009 Annual Report	159

Board of Directors

Current as at March 19, 2010

“Director Since” refers to the year of first election to the Board of Directors of The Manufacturers Life Insurance Company.

Gail C.A. Cook-Bennett

Chair

Manulife Financial

Toronto, ON, Canada

Director Since: 1978

Linda B. Bammann

Corporate Director

Ocala, FL, U.S.A.

Director Since: 2009

John M. Cassaday

President and Chief Executive Officer

Corus Entertainment Inc.

Toronto, ON, Canada

Director Since: 1993

Lino J. Celeste

Corporate Director

Saint John, NB, Canada

Director Since: 1994

Thomas P. d’Aquino

Chairman and Chief Executive Officer

Intercounsel Ltd.

Ottawa, ON, Canada

Director Since: 2005

Richard B. DeWolfe

Managing Partner

DeWolfe & Company, LLC

Westwood, MA, U.S.A.

Director Since: 2004

Robert E. Dineen, Jr.

Attorney at Law

New York City, NY, U.S.A.

Director Since: 1999

Pierre Y. Ducros

President

P. Ducros & Associates Inc.

Montreal, QC, Canada

Director Since: 1999

Donald A. Guloien

President and Chief Executive Officer

Manulife Financial

Toronto, ON, Canada

Director Since: 2009

Scott M. Hand

Chair of the Board

Royal Nickel Corporation

Toronto, ON, Canada

Director Since: 2007

Robert J. Harding, FCA

Chairman

Brookfield Asset Management Inc.

Toronto, ON, Canada

Director Since: 2008

Luther S. Helms

Managing Partner

Sonata Capital Group

Scottsdale, AZ, U.S.A.

Director Since: 2007

Thomas E. Kierans

Chair of Council and Vice President

Social Sciences and Humanities

Research Council

Toronto, ON, Canada

Director Since: 1990

Lorna R. Marsden

President Emerita and Professor

York University

Toronto, ON, Canada

Director Since: 1995

John R. V. Palmer

Corporate Director

Toronto, ON, Canada

Director Since: 2009

Hugh W. Sloan, Jr. Retired Deputy Chairman Woodbridge Foam Corporation Bloomfield Village, MI, U.S.A. Director Since: 1985 Gordon G. Thiessen Corporate Director Ottawa, ON, Canada Director Since: 2002

160	2009 Annual Report

Manulife Financial Corporation

The Manufacturers Life Insurance Company

March 19, 2010

Executive Committee:

Donald A. Guloien President and Chief Executive Officer John D. DesPrez III Chief Operating Officer Michael W. Bell Senior Executive Vice President and Chief Financial Officer

Jean-Paul (J-P.) Bisnaire

Senior Executive Vice President,

Business Development and

General Counsel

James R. Boyle

Senior Executive Vice President,

U.S. Division

Robert A. Cook

Senior Executive Vice President and General Manager, Asia

Paul L. Rooney

Senior Executive Vice President and General Manager, Canada

Warren A. Thomson

Senior Executive Vice President and

Chief Investment Officer

Diane M. Bean

Executive Vice President,

Corporate Affairs and Human Resources

Simon R. Curtis Executive Vice President and Chief Actuary Scott S. Hartz Executive Vice President, General Account Investments Beverly S. Margolian Executive Vice President and Chief Risk Officer

Management Committee

(includes members of Executive Committee plus):

Craig R. Bromley

Executive Vice President and

General Manager, Japan

Richard J. Brunet

Executive Vice President, Group Benefits

Robert T. Cassato

Executive Vice President, Distribution and President, Wood Logan

Jonathan Chiel

Executive Vice President and

General Counsel, John Hancock

Joseph M. Cooper

Executive Vice President and

Chief Information Officer

Marc Costantini

Executive Vice President,

John Hancock Annuities

Jean-François (J-F) Courville

Executive Vice President and

Chief Executive Officer, MFC Global Investment Management

Michael J. Doughty

Executive Vice President,

Individual Insurance, Canadian Division

Steven A. Finch

Executive Vice President,

John Hancock Life Insurance

J. Roy Firth

Executive Vice President,

Individual Wealth Management

James D. Gallagher

Executive Vice President,

Global Compliance

Philip J. Hampden-Smith

Executive Vice President and General Manager, South East Asia Operations

Marianne Harrison

Executive Vice President and General Manager, John Hancock Long Term Care

Michael E. Huddart

Executive Vice President and General Manager, Hong Kong

Peter J. Levitt

Executive Vice President and Treasurer

J. Alex F. Macdonald

Executive Vice President, Canadian Investments and Global Investment Strategy

Katherine M. MacMillan

Executive Vice President,

John Hancock Retirement Plan Services

Stephen R. McArthur

Executive Vice President and

General Manager, Reinsurance

Hugh C. McHaffie

Executive Vice President,

U.S. Wealth Management

David W. Paterson

Senior Vice President, Public Affairs

Marc H. Sterling

Executive Vice President,

Regional Operations, Asia

Lynda D. Sullivan

Executive Vice President and Controller

2009 Annual Report	161

Office Listing

Corporate Headquarters

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-926-3000

Canadian Division

Head Office

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: 519-747-7000

Group Benefits

380 Weber Street North

P.O. Box 1650

Waterloo, ON

Canada N2J 4V7

Tel: 1-800-268-6195

Group Saving and Retirement Services

25 Water Street

P.O. Box 396

Waterloo, ON

Canada N2J 4A9

Tel: 1-888-727-7766

Manulife Mutual Funds

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-581-8300

1-800-363-6647

Manulife Bank of Canada

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: 519-747-7000

Manulife Securities

1375 Kerns Road

Burlington, ON

Canada L7R 4X8

Tel: 905-331-9900

Affinity Markets

2 Queen Street East

Toronto, ON

Canada M5C 3G7

1-800-668-0195

U.S. Division

John Hancock Financial

Head Office and

U.S. Wealth Management

601 Congress Street

Boston MA 02210

U.S.A.

Tel: 617-663-3000

U.S. Insurance

197 Clarendon Street

Boston MA 02116

U.S.A.

Tel: 617-572-6000

Asia Division

Head Office

48/F., Manulife Plaza

The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

Tel: +852-2510-5888

Japan

Manulife Life Insurance Company

4-34-1, Kokuryo-cho

Chofu-shi, Tokyo

Japan 182-8621

Tel: +81-4-2489-8080

Manulife Investments Japan Limited

Kyobashi TD Building

1-2-5 Kyobashi, Chuo-ku

Tokyo, Japan 104-0031

Tel: +81-3-5204-5555

China

Manulife-Sinochem Life Insurance Co. Ltd.

21/F., Jin Mao Tower

88 Century Boulevard

Pudong New Area

Shanghai 200121

P.R. China

Tel: +86-21-5049-2288

Hong Kong

Manulife (International)

Limited

36/F., Manulife Tower

169 Electric Road

North Point

Hong Kong

Tel: +852-2510-5600

Manulife Provident Funds Trust Company Limited

36/F., Manulife Tower

169 Electric Road

North Point

Hong Kong

Tel: +852-2510-5600

Indonesia

PT. Asuransi Jiwa Manulife Indonesia

3-17/F., South Tower,

Sampoerna Strategic Square

Jl. Jenderal Sudirman Kav 45

Jakarta 12930

Indonesia

Tel: +62-21-2555-7788

Malaysia

Manulife Holdings Berhad

12/F., Menara Manulife

Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur

Tel: +60-3-2719-9228

Philippines

The Manufacturers Life Insurance Co. (Phils.), Inc.

LKG Tower

6801 Ayala Avenue

1226 Makati City

Philippines

Tel: +63-2-884-5433

Singapore

Manulife (Singapore) Pte Ltd.

491B River Valley Road

#07-00 Valley Point

Singapore 248373

Tel: +65-6737-1221

Taiwan

Manulife Taiwan

2/F., 89 Sungren Road

Taipei 110

Taiwan

Tel: +886-2-2757-5888

Thailand

Manulife Insurance (Thailand) Public Co. Ltd.

364/30 Sri Ayudhaya Road,

Rajthevi, Bangkok 10400

Thailand

Tel: +66-2-246-7650

Vietnam

Manulife (Vietnam) Limited

Manulife Plaza

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: +84-8-5416-6888

Reinsurance Division

Manulife Reinsurance

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-926-3000

Manulife Reinsurance –

John Hancock Life Insurance Company U.S.A.

200 Berkeley Street, B-03

Boston, MA 02116

U.S.A.

Tel: 617-572-6000

Manufacturers P&C Limited

Manulife Place, Bishop’s Court Hill

Collymore Rock, St. Michael

Barbados, West Indies BB14004

Tel: +246-228-4910

Manulife Reinsurance Services GmbH

Theodor-Heuss-Ring 1

50668 Cologne, Germany

Tel: +49-221-973-1850

International Group Program

200 Berkeley Street, B-03

Boston, MA 02116

U.S.A.

Tel: 617-572-6000

International Group Program – Europe

John Hancock International Services S.A.

Avenue de Tervuren 270-272

B-1150 Brussels, Belgium

Tel: +32-02-775-2951

International Group Program – Asia

491B River Valley Road, #07-00

Singapore 248373

Tel: +65-6833-8995

International Group Program – Japan

2/F., Manulife Place Akasaka

2-21-25 Akasaka, Minato-ku

Tokyo 107-0052 Japan

Tel: +81-3-3589-5031

Investment Division

MFC Global Investment Management (Canada)

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-852-2204

MFC Global Investment Management (U.S.), LLC

101 Huntington Avenue

Boston, MA 02199

U.S.A.

Tel: 617-375-1500

MFC Global Investment Management (Asia)

47/F., Manulife Plaza

The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: +852-2910-2600

MFC Global Investment Management (Japan) Limited

Kyobashi TD Building

1-2-5, Kyobashi,

Chuo-ku, Tokyo

Japan 104-0031

Tel: +81-3-5204-5540

MFC Global Investment Management (Europe) Limited

10 King William Street

London, EC4N 7TW

England, U.K.

Tel: +44-20-7256-3500

Manulife Capital

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-926-5727

Mortgage Division

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 1-800-286-1909 (Canada)

1-800-809-3082 (U.S.A.)

NAL Resources Management Limited

550 6th Avenue S.W.

Calgary, AB

Canada T2P 0S2

Tel: 403-294-3600

Real Estate Division

250 Bloor Street East

8th Floor

Toronto, ON

Canada M4W 1E5

Tel: 416-926-5500

Declaration Management & Research LLC

1800 Tysons Boulevard

Suite 200

McLean, VA 22102-4263

U.S.A.

Tel: 703-749-8200

Hancock Natural Resource Group

99 High Street, 26th Floor

Boston, MA 02110-2320

U.S.A.

Hancock Timber Resource Group

Tel: 617-747-1600

Hancock Agricultural Investment Group

Tel: 617-747-1600

162	2009 Annual Report

Shareholder Information

MANULIFE FINANCIAL

CORPORATION HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone 416-926-3000

Fax: 416-926-5454

Web site: www.manulife.com

ANNUAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the

annual meeting of Manulife Financial

Corporation to be held on May 6, 2010

at 11:00 a.m. in the International Room

at 200 Bloor Street East, Toronto, ON,

Canada M4W 1E5

STOCK EXCHANGE LISTINGS

Manulife Financial Corporation’s common shares are listed on:

The Toronto Stock Exchange (MFC)

New York Stock Exchange (MFC)

The Stock Exchange of Hong Kong (00945)

Philippine Stock Exchange (MFC)

INVESTOR RELATIONS

Financial analysts, portfolio managers

and other investors requiring financial

information may contact our Investor

Relations Department or access our

Web site at www.manulife.com.

Fax: 416-926-6285

E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United

States, Hong Kong or the Philippines. If you

live outside one of these countries please

contact our Canadian Transfer Agent.

Direct Deposit Service

Shareholders resident in Canada, the United States and Hong Kong may have their
Manulife common share dividends deposited
directly into their bank accounts. To arrange for this service please contact our Transfer Agents.

Dividend Reinvestment Program

Canadian and U.S. resident common shareholders may purchase additional common shares without incurring brokerage or administrative fees by reinvesting their cash dividend through participation in Manulife’s Dividend Reinvestment and Share Purchase Programs. For more information please contact our Transfer Agents.

For other shareholder issues please contact Manulife’s Shareholder Services Department by calling toll free (within North America)

to 1-800-795-9767, ext 221022; from

outside North America dial 416-926-3000,

ext 221022; via fax: 416-926-3503 or via

e-mail: shareholder_services @manulife.com

More Information

Information about Manulife Financial Corporation, including electronic versions of documents and share and dividend information is available online at

www.manulife.com

TRANSFER AGENTS

Canada

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station,

Toronto, ON Canada M5C 2W9

Local: 416-643-6268

Toll Free: 1-800-783-9495

Fax: 1-877-713-9291

E-mail: inquiries@cibcmellon.com

Online: www.cibcmellon.com

CIBC Mellon offices are also located in Montreal, Halifax, Vancouver and Calgary.

United States

BNY Mellon Shareowner Services

480 Washington Blvd.

Jersey City, NJ 07310 USA

Or

P.O. Box 358015

Pittsburgh, PA 15252-8015 USA

Telephone: 1-800-249-7702

E-mail: shrrelations@bnymellon.com

Online: www.bnymellon.com/shareowner/isd

Hong Kong

Registered Holders:

Computershare Hong Kong

Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East,

Wan Chai, Hong Kong

Telephone: 852-2862–8555

Ownership Statement Holders:

The Hongkong and Shanghai

Banking Corporation Limited

Sub-Custody and Clearing, Hong Kong Office GPO Box 64 Hong Kong

Telephone: 852-2288-8346

Philippines

The Hongkong and Shanghai

Banking Corporation Limited

HSBC Stock Transfer Unit

7th Floor, HSBC Centre

3058 Fifth Avenue West,

Bonifacio Global City, Taguig City,

1634 Philippines

Telephone: PLDT 632-581-7595;

GLOBE 632-976-7595

AUDITORS

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

DIVIDENDS
Common Share Dividends Paid for 2008 and 2009
	Record Date	Payment Date	Per Share Amount Canadian($)
Year 2009
Fourth Quarter	February 24, 2010	March 19, 2010	$0.13
Third Quarter	November 17, 2009	December 21, 2009	$0.13
Second Quarter	August 18, 2009	September 21, 2009	$0.13
First Quarter	May 20, 2009	June 19, 2009	$0.26

Year 2008
Fourth Quarter	February 25, 2009	March 19, 2009	$0.26
Third Quarter	November 18, 2008	December 19, 2008	$0.26
Second Quarter	August 19, 2008	September 19, 2008	$0.26
First Quarter	May 21, 2008	June 19, 2008	$0.24

Common and Preferred Share Dividend Dates in 2010*
* Dividends are not guaranteed and are subject to approval by the Board of Directors.

Record Date	Payment Date
Common and Preferred Shares	Common Shares	Preferred Shares
February 24, 2010	March 19, 2010	March 19, 2010
May 18, 2010	June 21, 2010	June 19, 2010
August 17, 2010	September 20, 2010	September 19, 2010
November 16, 2010	December 20, 2010	December 19, 2010

To celebrate ten years as a public company, and to recognize the contributions of its employees over that period of time, Manulife Financial pledged to donate a tree for each of its employees, agents and retirees in Asia and North America. That's 75,000 trees that will grow with us around the globe.

Corporate Social Responsibility

Manulife is committed to responsible leadership in community building, environmental stewardship and sound business practices.

In 2009, we donated more than $25 million to more than 600 non-profit organizations where we operate. These financial contributions were augmented by the generous donations our employees made of their time. Volunteerism has long been a cornerstone of Manulife's community involvement. Last year, 14,289 Manulife employees and distribution partners donated 58,000 volunteer hours to a wide range of charities and causes.

Our Company also pursues the highest standards of environmental responsibility. We are a leading provider of financing to the renewable power sector, and we remain committed to incorporating the latest environmental technologies and systems into our energy conservation projects. Manulife has been recognized for many years as a leader in corporate governance and is committed to continuing this tradition for the future.

To find out more about Manulife's community involvement and environmental stewardship programs, see our Public Accountability Statement, available at www.manulife.com.

Manulife Financial Annual Report available on-line at www.manulife.com

We encourage shareholders to help our environment and reduce paper use by signing up to receive documents electronically. For details about electronic document delivery or more information about other e-services, please contact our local stock transfer agents listed in this report.

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates, including Manulife Financial Corporation.

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org
© 1996 Forest Stewardship Council

IR3816E

Manulife Financial

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